
15005085

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
Amendment No. 3

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Groundfloor Real Estate LLC
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

3423 Piedmont Rd. NE
Atlanta, GA 30305
(678) 701-1194

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robbins Ross Alloy Belinfante Littlefield LLC
999 Peachtree Street
Atlanta, GA 30309
(678) 701-9381
Attn: Vincent Russo

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6199	47-1592426
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING CIRCULAR SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Date of this Offering Circular: January 28, 2015

PART I —NOTIFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Brian Dally (Promoter of issuer; Director, President and Chief Executive Officer of Groundfloor Finance Inc., the issuer's sole member and manager)	3423 Piedmont Rd. NE Atlanta, GA 30306	675 Ponce De Leon Avenue, Apt. W340 Atlanta, GA 30308
Nick Bhargava (Promoter of issuer; Director, Executive Vice President, Legal and Regulatory and Secretary of Groundfloor Finance Inc., the issuer's sole member and manager)	3423 Piedmont Rd. NE Atlanta, GA 30306	25 Terminus Place, Apt. 2516 Atlanta, GA 30305
Groundfloor Finance Inc. (Issuer's sole member and manager)	3423 Piedmont Rd. NE Atlanta, GA 30306	N/A
Groundfloor Properties GA L.L.C. (Affiliate)	3423 Piedmont Rd. NE Atlanta, GA 30306	N/A
Robbins Ross Alloy Belinfante Littlefield LLC (Issuer's counsel)	999 Peachtree Street NE Suite 1120 Atlanta, GA 30309	N/A
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (Issuer's counsel)	Wells Fargo Capitol Center 150 Fayetteville Street Suite 2300 Raleigh, NC 27601	N/A

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver of disqualification has been applied for, accepted or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of Groundfloor Real Estate LLC ("GRE" or the "issuer").

Date of this Offering Circular: January 28, 2015

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities to be offered and described in this Form 1-A and disclosure document, as amended or supplemented from time to time (the "Offering Circular") in connection with this proposed offering, shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state through the North American Securities Administrators Association's ("NASAA") Coordinated Review Program for Regulation A Offerings, as and if necessary: California, Georgia*, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. *Qualification in Georgia has been obtained outside of the NASAA Coordinated Review Program. We may amend or supplement this Offering Circular from time to time to add additional jurisdictions where we intend to offer the securities, subject to applicable qualification requirements.

The securities to be offered in connection with this proposed offering shall be offered by GRE and by Messrs. Dally and Bhargava, executive officers of Groundfloor Finance Inc., GRE's sole member and manager ("Groundfloor"), through a web-based investment platform (the "Platform") operated by Groundfloor. The specific terms for each series of Participation Interests being offered under this Offering Circular are set forth in the Offering Circular, in the corresponding "Loan Summary" (attached to, and incorporated by reference in, this Offering Circular) and in the Participation Agreement (the form of which is attached as an Exhibit to the Form 1-A). These materials will also be posted on our Platform.

The issuer is not using an external selling agent or finder in connection with this proposed offering.

Please refer to the section in Part II of this Offering Circular entitled "Plan of Distribution" for more detailed information on the Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Upon its foundation and organization, GRE issued all of its equity interest to Groundfloor. Groundfloor initially contributed $100.00 in capital in exchange for such interests. These securities were sold in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(2) of the Securities Act relative to sales by an issuer not involving a public offering.

ITEM 6. Other Present or Proposed Offerings

(a) Groundfloor Properties GA LLC ("Groundfloor GA"), a wholly-owned subsidiary of Groundfloor, is currently offering an aggregate of up to $1 million worth of unsecured notes ("Georgia Notes") to Georgia residents pursuant to the exemption from registration set forth in Section 3(a)(11) of the Securities Act, of which approximately $770,000 have been sold to date. Georgia Notes are to be issued in distinct series, each corresponding to a commercial loan made by Groundfloor GA to fund a real estate development project. Interest on Georgia Notes accrues annually at interest rates between 7% to 20% depending upon the underlying loan. Upon qualification of this Form 1-A, Groundfloor GA may complete the offering of any additional series of Georgia Notes that may be on-going at that time; however, it will not undertake new offerings after qualification of this Form 1-A.

(b) Groundfloor issued and sold 91,259 shares of Series Seed Preferred Stock, for total proceeds of $475,000, pursuant to the Series Seed Preferred Stock Purchase Agreement (the "Series Seed Purchase Agreement"), dated December 5, 2014 between Groundfloor and the investors named therein. Groundfloor expects to raise aggregate proceeds of $1.5 million through the sale of Series Seed Preferred Stock pursuant to the Series Seed Purchase Agreement, consisting of the initial closing on December 5, 2014 and one or more additional closings. In addition, the entire unpaid principal and interest outstanding under Groundfloor's then outstanding convertible notes converted into 276,391 additional shares of Series Seed Preferred Stock pursuant to the terms of the Note Conversion Agreement, dated December 5, 2014. The shares of Series Seed Preferred Stock are being offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

(c) GRE (or an affiliate) intends to offer and sell Participation Interests related to additional real estate development projects through the Platform. GRE (or the affiliate) expects to file one or more new Offering Statements on Form 1-A covering the additional series of Participation Interests for qualification with the Securities and Exchange Commission, under the NASAA Coordinated Review Program and with any individual states, to the extent necessary.

ITEM 7. Marketing Arrangements

(a) Neither GRE nor anyone named in Item 1 is aware of any arrangement:

(i) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;

(ii) To stabilize the market for any of the securities to be offered; or

(iii) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

No publications authorized by Rule 254 were used prior to the filing of this notification with respect to the Projects covered by the current Offering.

Date of this Offering Circular: January 28, 2015

PART II
OFFERING CIRCULAR

Groundfloor Real Estate LLC

3423 Piedmont Rd. NE
Atlanta, GA 30305
(678) 701-1194

Dated: January 28, 2015

This Offering Circular relates to the offer and sale of up to $1,553,000 in aggregate amount of Participation Interests in commercial loans made by Groundfloor Real Estate LLC, a Georgia limited liability company ("GRE"). GRE conducts its business on a web-based investment platform ("Platform") owned and operated by Groundfloor Finance Inc., formerly known as GROUNDFLOOR Inc., GRE's parent corporation ("Groundfloor" or "Groundfloor Inc."). Unless the context requires otherwise, we use the terms "the Company," "our company," "we," "us," and "our" to collectively refer to GRE and Groundfloor. Our principal offices are located at 3423 Piedmont Rd. NE, Atlanta, GA 30305. Our mailing address is 3355 Lenox Rd., Suite 750, Atlanta, GA 30326 and our telephone number is (678) 701-1194.

GRE will issue the Participation Interests in distinct series, each corresponding to a different real estate development project (each, a "Project") to be financed by a commercial loan from GRE (each, a "Loan"). Payment on each series of Participation Interests will be dependent upon our receipt of payments (of principal and accrued interest) on the corresponding Loan ("Loan Payments"). The borrower(s) with respect to each Loan will be the developer(s) that controls the Project (the "Developer"). A Participation Interest is an undivided fractional interest in the economic return on the Loan. Participation Interests will be issued in the minimum amount of $10 per unit.

This Offering Circular relates only to the offer and sale of the 12 separate series of Participation Interests corresponding to the same number of Projects for which GRE intends to extend Loans (the "Offering"). See "The Participation Interests Covered by this Offering Circular" below, the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and the form of Participation Agreement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We will offer Participation Interests under this Offering Circular until the earlier of (1) the closing on all of the series of Participation Interests covered by this Offering Circular, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company. The offering of each particular series of Participation Interests will commence promptly after the date this Offering Circular becomes effective.

Each offering of a series of Participation Interests remains open for such period of time as we may determine at the time the offering is posted on our Platform. We refer to this as the Offering Period. We currently plan to keep the Offerings open for 30 days (unless the Offering of a particular series of Participation Interests is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors), up to a maximum of 45 days. We will notify investors who have previously committed funds to a Project of any such extension by email and will post a notice of the extension on the corresponding Project Listing (as defined below) of our Platform. A commitment to purchase Participation Interests becomes irrevocable following expiration of the Withdrawal Period (as defined below). A commitment to purchase Participation Interests made after expiration of the Withdrawal Period, if any, will be irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the Offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. If the Offering of a series of Participation Interests is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release committed funds and make them available in their funding accounts.

Important terms of the Participation Interests include the following, each of which is described in greater detail below:

- Generally, the Loans related to the Participation Interests to be offered by GRE range between $15,000 and $500,000, at interest rates that range, subject to applicable law, between 5% and 26%, and mature six months to five years from the date when the Loan is made (which we refer to as the "origination date"). See "The Participation Interests Covered by this Offering Circular" below for the specific terms of each series of Participation Interests offered under this Offering Circular. See also the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and the form of Participation Agreement. We will post these materials on the corresponding Project Listings of our Platform. See "Description of the Company's Business—Information Made Available through the Loan Summaries and Project Listings".

- The Participation Interests will be special, limited obligations of GRE only, and, although repayment of those obligations is based solely upon repayment of the Loan by the Developer, you will not have any recourse against the Developer. Your recourse against us is limited to your pro rata interest in Loan Payments we secure from the Developer.

- The Participation Interests will be unsecured obligations of GRE, and you will not have any security interest in any of the Company's assets, including the Loan, nor will the Participation Interests be secured by any assets of the Developer.

- Each Loan will be secured by the assets of the corresponding Project. This lien is for the benefit of GRE only. In the event of a default on the Loan, any recovery by GRE under its security interest will be shared with investors pro rata, net of any applicable fees as discussed below.

The Participation Interests will be issued without a discount and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution."

This Offering is being conducted on a "best-efforts" basis, which means Groundfloor's officers, including Brian Dally and Nick Bhargava, will use their commercially reasonable best efforts in an attempt to sell the Participation Interests. Messrs. Dally and Bhargava will not receive any commission or any other remuneration for these sales. In offering the Participation Interests on our behalf, Messrs. Dally and Bhargava will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Participation Interests are not listed on any national securities exchange or on the over-the counter inter-dealer quotation system. There is no market for the Participation Interests.

Date of this Offering Circular: January 28, 2015

The Participation Interests offered hereby may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state. In addition, the Participation Interests are offered only to investors who meet certain financial suitability requirements. See "Investor Suitability Requirements."

YOU SHOULD MAKE YOUR OWN DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND RISK TOLERANCE LEVEL. NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

These are speculative securities. Investment in the Participation Interests involves significant risk. You may be required to hold your investment for an indefinite period of time and should purchase these securities only if you can afford a complete loss of your investment.

See the "Risk Factors" section on page 12 of this Offering Circular for a discussion of the following and other risks:

- Our auditor has expressed substantial doubt about our ability to continue as a going concern.
- The Participation Interests are special, limited obligations of the Company. To the extent we are unable to collect Loan Payments, we will not be obligated to make the payment under the corresponding Participation Interests.
- The payment obligations of the Developer are not guaranteed or insured by any third party, and, in the event of a default, you must rely on us or a third-party collection agency to pursue collection against the Developer.
- Real estate projects involve considerable risk, which may affect the Developer's ability to make its Loan Payments.
- We have a limited operating history, and, as an online company in the early stages of development, we face increased risks, uncertainties, expenses, and difficulties.
- We will need to raise substantial additional capital to fund our operations, and, if we fail to obtain additional funding, we may be unable to continue operations.
- When you commit to purchase any Participation Interests, the Participation Interests may not be issued until the end of the Offering Period with respect to that specific series of Participation Interests, which may be as long as 45 days. In addition, the funding and closing of each Loan may not occur until five business days following of the end of the Offering Period (including any extension). However, your commitment to purchase Participation Interests only becomes irrevocable following, or if it is made after, expiration of the Withdrawal Period. The funds you have irrevocably committed toward the purchase of your Participation Interests will not be available for investment in other Participation Interests or for withdrawal from your funding

Date of this Offering Circular: January 28, 2015

account. Because your funds do not earn interest, the delay in issuance of your Participation Interests will have the effect of reducing the effective rate of return on your investment.

- If we were to become subject to a bankruptcy or similar proceeding, your rights could be uncertain, your recovery of any funds due on the Participation Interests may be substantially delayed, and any funds you do recover may be substantially less than the amounts due or to become due on the Participation Interests.

- The Company has a lack of experience in developing real estate projects similar to the Projects detailed in this Offering Circular and has relied upon data provided by the Developer or obtained from third parties in determining whether to issue the Loans.

- Your investment is highly illiquid, and the Company does not have the ability to provide any liquidity options at this time.

- If the Company were to become subject to the Investment Company Act of 1940 (the "Investment Company Act"), it could have a material adverse effect on the Company, and it is probable that the Company would be terminated and liquidated.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERED SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Offering Price to the Public	Commissions	Net Proceeds (25% of Participation Interests Sold)(1)	Net Proceeds (50% of Participation Interests Sold)(1)	Net Proceeds (75% of Participation Interests Sold)(1)	Net Proceeds (100% of Participation Interests Sold)(1)
Per Unit	**$10**	**N/A**	**$10**	**$10**	**$10**	**$10**
Total	**$ 1,553,000**	**N/A**	**$ 388,250**	**$ 776,500**	**$ 1,164,750**	**$ 1,553,000**

(1) All expenses for this Offering will be borne by Groundfloor, which we estimate to be approximately $300,000. Assumes no promotions or discounts applied to any Offerings covered by this Offering Circular.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT

Date of this Offering Circular: January 28, 2015

PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PARTICIPATION INTERESTS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE CALIFORNIA, GEORGIA, ILLINOIS, MARYLAND, MASSACHUSETTS, TEXAS, VIRGINIA, WASHINGTON AND DISTRICT OF COLUMBIA SECURITIES REGULATORY BODIES AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL PARTICIPATION INTERESTS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

Date of this Offering Circular: January 28, 2015

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other attachments (including the Loan Summaries), consists of a total of 142 pages.

Date of this Offering Circular: January 28, 2015

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Participation Interests. You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the securities covered by this Offering Circular discussed under the "Risk Factors" section on page 12 and the information contained in the Loan Summaries. Unless the context requires otherwise, we use the terms "the Company," "our company," "we," "us," and "our" to collectively refer to Groundfloor Real Estate LLC, a Georgia limited liability company ("GRE"), and its sole member and manager Groundfloor Finance Inc., a Georgia corporation formerly known as GROUNDFLOOR Inc. ("Groundfloor" or "Groundfloor Inc."). Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements" on page 30.

This Offering Circular relates to the Offering of up to $1,553,000 in aggregate amount of 12 separate series of Participation Interests, corresponding to the same number of Loans and Projects, each as identified below. See "The Participation Interests Covered by this Offering Circular" below and the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and form of Participation Agreement.

Our Business

General

GRE is a development stage company that was formed on April 3, 2014 by its sole member and manager, Groundfloor. Originally formed as Fomentum Labs LLC, a North Carolina limited liability company, in January 2013, Groundfloor converted into a North Carolina corporation on July 26, 2013 under the name GROUNDFLOOR Inc. Effective August 5, 2014, we changed the domiciliary state of the corporation to Georgia under the name Groundfloor Finance Inc. The Company's principal offices are located at 3423 Piedmont Rd. NE, Atlanta, GA 30305, its mailing address is 3355 Lenox Rd., Suite 750, Atlanta, GA 30326, and its telephone number is (678) 701-1194.

The Platform and Participation Interests

The Company uses its web-based platform ("Platform") to provide real estate development investment opportunities to the public, specifically for these purposes through the issuance and sale of Participation Interests. Participation Interests will be issued in the minimum amount of $10 per unit. GRE will issue the Participation Interests in distinct series, each corresponding to a real estate development project (each, a "Project") to be financed by a commercial loan from GRE (each, a "Loan"). The intended focus of the lending program is the commercial market for lending to developers of residential and small commercial real estate projects owned and occupied by parties other than the developer that controls the Project (the "Developer") or toward refinancing existing indebtedness. Proceeds from the Loans typically will be applied toward the Project's acquisition and/or construction costs. Payment on each series of Participation Interests will be dependent upon our receipt of payments on the corresponding Loan (including principal and accrued interest) ("Loan Payments"). The borrower(s) with respect to each Loan will be the Developer. Payment on each series of Participation Interests will be dependent upon our receipt of Loan Payments from the Developer.

Generally, the Loans offered by GRE range between $15,000 and $500,000, at interest rates that range, subject to applicable law, between 5% and 26%, and mature six months to five years from the date when the Loan is made. See "The Participation Interests Covered by this Offering Circular" below for the specific terms of each series of Participation Interests offered under this Offering Circular. See also the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and the form of Participation Agreement. GRE will fund each Loan out of the proceeds of the sale of the series of corresponding Participation Interests.

The Developer will use the Loan proceeds to complete the Project, repaying principal and interest (either as a balloon payment at maturity or on a monthly/quarterly basis) to GRE. GRE will then use these funds to make payments on the corresponding Participation Interests. It is expected that investors would profit solely from the interest earned on the Loan, as each holder of a Participation Interest will be entitled to its pro rata portion of the Loan Payments we receive on the corresponding Loan, less any expenses we may incur in connection with collection efforts (described below).

GRE will take out a lien on the real estate underlying the Project to secure the Loan; however, investors in the corresponding series of Participation Interests will not have any recourse against the Developer or against us except for the investors' pro rata interest in Loan Payments we receive from the Developer. See "Example Loan and Projected Investor Return" below.

We will charge Developers origination and servicing fees (which currently range, on a combined basis, between 2% and 6% of the principal loan amount requested by the Developer for the Project), which may be included in the total amount of the Loan. We do not currently charge investors fees in connection with our offerings or for the use of our Platform. See below and "Description of the Company's Business—GRE Fees and Expenses."

The general terms of the Participation Interests are summarized in the following table. See "General Terms of the Participation Interests" below. For specific details on the information for each series of Participation Interests covered by this Offering Circular and their corresponding Loans and Projects, see "The Participation Interests Covered by this Offering Circular" below, the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and the form of Participation Agreement.

General Terms of the Participation Interests

Issuer	Groundfloor Real Estate LLC, a Georgia limited liability company.
Security Offered	Participation Interests, divided into separate series. A Participation Interest represents an undivided fractional interest in the total principal amount borrowed by the Developer from GRE in connection with the corresponding Loan (the "Loan Principal").
Minimum Investment	Investments may be made in increments of $10, with a minimum investment of $10 per unit.
Investment Documents	All investors must agree to our Investor Agreement, which governs the general rights and obligations in connection with investing in Participation Interests through our Platform, in addition to the other Investment Documents (as described below). In addition, the offer and sale of each series of Participation Interests, as well as certain rights and obligations of purchasers of a series of Participation Interests and of GRE, are governed by a Participation Agreement. The standard form of Participation Agreement is attached as an Exhibit to the Form 1-A. Investors may review the Participation Agreement applicable to a particular series of Participation Interests by accessing the hyperlink on the

	corresponding Project Listing.
Participation Interest Payments	Upon receipt of a Loan Payment, we will promptly pay to each holder of the corresponding series of Participation Interests an amount equal to the holder's "participation percentage" (determined by dividing the price paid by the holder for the Participation Interest by the principal amount of the corresponding Loan), subject to any expenses that we are entitled to retain in accordance with the Participation Agreement (the "Participation Interest Payment").
Timing of Payments on Participation Interests	The payment schedule for each series of Participation Interests corresponds to the Repayment Terms (as set forth below) of the corresponding Loan, subject to prepayment, as outlined in the related Loan Documents (as defined below).
Term	The Participation Agreement provides that such agreement and all of the series of Participation Interests corresponding to the underlying Project and Loan will automatically terminate upon payment of all amounts owed under the terms of the Participation Agreement, including upon the discharge or cancellation of any remaining Loan Payments. Holders of Participation Interests will receive their pro rata portion of any portion of the Loan Proceeds retained by us and not yet disbursed to the Developer in the event the corresponding Loan is discharged or cancelled before all Draws (as defined below) have been completed.
Ranking	The Participation Interests will be unsecured special, limited obligations of GRE. GRE will be obligated to make payments on the Participation Interests only if and to the extent GRE receives Loan Payments on the corresponding Loan. Such Loan Payments, together with any settlements, the proceeds from any foreclosure on collateral, or the proceeds from any assignment to a collections agent, will be shared ratably among all owners of Participation Interests. Loan Payments will be secured by the assets of the corresponding Project.
Offering Period	The Offering of each particular series of Participation Interests will commence promptly after the date of this Offering Circular becomes effective with respect to a particular Project and corresponding series of Participation Interests. Each offering of a series of Participation Interests remains open for such period of time as we may determine at the time the offering is posted on our Platform. The Offering may be terminated at our election at any time. We currently plan to keep the Offerings open for 30 days (unless the Offering of a particular series of Participation Interests is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors), up to a maximum of 45 days. A commitment to purchase Participation Interests becomes irrevocable following expiration of the Withdrawal Period. Commitments to purchase Participation Interests made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the Offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. If the Offering of a series of Participation Interests is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will

	notify investors and promptly release committed funds and make them available in their funding accounts.
Use of Proceeds	We will use the proceeds received by the sale of each series of Participation Interests to finance corresponding Loans made to the respective Developers. See the section titled "Use of Proceeds."
Secondary Trading	The Participation Interests do not contain any provision restricting their transferability, other than a requirement that any transferee register as an investor with Groundfloor and that such transferee agrees to the terms of the Investor Agreement and the Participation Agreement governing such series of Participation Interests. However, the Participation Interests will not be listed on any securities exchange, nor do we have plans to establish any kind of trading platform to assist investors who wish to sell their Participation Interests. Neither Groundfloor nor GRE will facilitate or otherwise participate in the secondary transfer of any Participation Interest. There is no public market for the Participation Interests, and none is expected to develop. Certain states, including California and Texas, also impose additional statutory restrictions on secondary trading of the Participation Interests purchased in the Offering, which may further restrict the transferability of the Participation Interests. **Prospective investors are urged to consult their own legal advisors with respect to secondary trading in the Participation Interests.**
Risk Factors	An investment in any series of Participation Interests involves a high degree of risk. See the section entitled "Risk Factors" on page 12 of this Offering Circular and additional information that may be contained in the Loan Summaries.

General Terms of Loans to Developers

We negotiate terms of our Loans with each Developer through an application and intake process managed on our Platform. (See "Description of the Company's Business—How Our Platform Operates—Identification and Posting of Projects on Our Platform" and "Description of the Company's Business—Our Loans to Developers".) GRE and each Developer will enter into a loan agreement (the "Loan Agreement") and certain additional documents, including a promissory note, certain mortgage instruments (including a deed of trust or similar security document), and other documents or instruments evidencing or securing the Loan and any other documents entered into in connection with the Loan Agreement (together, with the Loan Agreement, the "Loan Documents").

The specific terms of the Loan corresponding to each series of Participation Interests being offered hereby are set forth under "The Participation Interests Covered by this Offering Circular" below. See also the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and the form of Participation Agreement.

The following discussion provides an overview of the range of terms we will offer Developers.

Loan Principal	Ranging between $15,000 and $500,000, depending on the Project. We will charge Developers origination and servicing fees and closing expenses which may be included in the total amount of the Loan or paid directly by the Developer at closing.

Interest Rate of Loans to Developers	Annual fixed interest rate between 5% and 26%, depending upon the Project and subject to applicable law. Interest begins to accrue on all Loan Principal from the origination date of the Loan, irrespective of when funds are advanced to Developers.
Advancement of Loan Proceeds	The Loan will be administered by Groundfloor. The proceeds of the Loan (less any fees and expenses included in the Loan Principal) (the "Loan Proceeds") will remain in an account maintained at Wells Fargo titled in GRE's name "for the benefit of" GRE Developers (the "Developer FBO Account") until disbursed pursuant to the terms of the Loan Agreement. We typically disburse amounts to the Developer from time to time as construction advances or draws (each, a "Draw"). We may (under limited circumstances, for instance if the Loan Principal is $50,000 or less or used for acquisition of a property) advance the full amount of the Loan Proceeds to the Developer on the origination date of the Loan.
Maturity Date of Loans to Developers	Varies by Project. The maturity of the Loans typically range between six months and five years.
Repayment Terms of Loans to Developers	The repayment schedule for the Loans will vary by Project; however, typically repayment is made either as a balloon payment at maturity or interest only on a monthly/quarterly basis, with the principal amount paid at maturity. All of our Loans with a maturity date of less than one year are structured on a balloon repayment schedule.
Prepayment	Loan Payments may be prepaid without penalty.

We have registered the Offering with the securities regulators through the North American Securities Administrators Association's ("NASAA") Coordinated Review Program for Regulation A Offerings in California, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia and such other state securities regulators as we may determine from time to time. Qualification in Georgia has been obtained outside of the NASAA Coordinated Review Program. We may also offer or sell Participation Interests in other states in reliance on exemptions from registration requirements of the laws of those states. We will not make any general solicitation or advertisement of this Offering in any jurisdiction that this Offering is not registered. This Offering is being conducted on a "best-efforts" basis, which means Groundfloor's officers will attempt to sell the shares to prospective investors through our Platform without the use of an underwriter. We will not pay any commission or other remuneration to the officers for these efforts. In the future, we may conduct separate offerings of additional series of Participation Interests under Regulation A or in reliance on other exemptions from federal and state registration requirements.

The Participation Interests Covered by this Offering Circular

This Offering Circular relates only to the offer and sale of the 12 separate series of Participation Interests corresponding to the same number of Projects for which GRE intends to extend Loans. Each series of Participation Interest is denominated by the corresponding Project's name. The following table identifies certain information for each series of Participation Interests being offered pursuant to this Offering Circular, with additional information set forth in a corresponding Loan Summary attached to this Offering Circular. This information, along with additional resources and information about each of the corresponding Projects, can also be accessed through the separate landing page on our Platform corresponding to each particular Project (each, a "Project Listing").

The table below identifies general information about each Project (including the name of the Developer, the purpose for the Loan and the address/location of the Project). It also summarizes the specific terms of the Loan (and of the corresponding series of Participation Interests we are offering under this Offering Circular), including the Loan Principal, the letter grade and interest rate fixed for such Loan (both of which are derived through our proprietary Grading Algorithm described in greater detail in "Description of the Company's Business—Our Loans to Developers—Credit Risk and Valuation Assessment—Our Grading Algorithm" below), the term of the Loan, manner of repayment, loan position (i.e., whether GRE will hold a first or second tier security interest on the Loan) and whether financing the Loan (and completion of the sale of the corresponding series of Participation Interests) is subject to any conditions.

Project (Series) Name: 127 Horseshoe Bend Jackson GA	
General Information:	**Details of Loan:**
• Developer: Dustin Cole, Southern Specialty Properties LLC • Purpose for Loan: Acquisition and Renovation • Address/Location of Project: 127 Horseshoe Bend, Jackson, GA 30233	• Loan Principal: $60,000 • Interest Rate: 6% and Grade: A • Term and Repayment Terms: 6 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 590 Wentworth Dr. Acworth GA	
General Information:	**Details of Loan:**
• Developer: Rick Tuley, Destiny Development Corporation • Purpose for Loan: New Construction • Address/Location of Project: 590 Wentworth Dr., Acworth, GA 30102	• Loan Principal: $175,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 1451 Wessyngton Rd. Atlanta GA	
General Information:	**Details of Loan:**
• Developer: Jeff Raw, Black Dawg Construction – Raw Real Estate Group • Purpose for Loan: New Construction • Address/Location of Project: 1451 Wessyngton Rd., Atlanta, GA 30306	• Loan Principal: $250,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 2011 Lenox Rd. Atlanta GA	
General Information:	**Details of Loan:**
• Developer: Jeff Raw, Black Dawg Construction – Raw Real Estate Group • Purpose for Loan: Renovation • Address/Location of Project: 2011 Lenox Rd., Atlanta, GA 30306	• Loan Principal: $250,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 2188 Old Axson Rd. Douglas GA	
General Information:	**Details of Loan:**
• Developer: Gregory Williams, Imperial Construction and Excavating, LLC • Purpose for Loan: New Construction • Address/Location of Project: 2188 Old Axson Rd., Douglas, GA 31535	• Loan Principal: $60,000 • Interest Rate: 13% and Grade: C • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: Oakhurst Lot 67 Woodstock GA	
General Information:	**Details of Loan:**
• Developer: Steve Brock, Brock Built Homes • Purpose for Loan: New Construction • Address/Location of Project: Oakhurst Lot 67, Woodstock, GA	• Loan Principal: $40,000 • Interest Rate: 19% and Grade: E • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: Second Lien • Value of First Lien: $234,500
Financing Conditions:	
• Receipt of clean title search (subject to lien held by primary lender). Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 731 Brookline St SW Atlanta, GA	
General Information:	**Details of Loan:**
• Developer: Derrick Duckworth • Purpose for Loan: Renovation • Address/Location of Project: 731 Brookline St SW, Atlanta, GA 30310	• Loan Principal: $88,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: Lot 50 Dawson Forest Manor Dawsonville, GA	
General Information:	**Details of Loan:**
• Developer: Woodbridge Homebuilders • Purpose for Loan: New Construction • Address/Location of Project: Lot 50 Dawson Forest Manor, Dawsonville, GA 30534	• Loan Principal: $165,000 • Interest Rate: 13.4% and Grade: C • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 724 49th Pl NE Washington, D.C.	
General Information:	**Details of Loan:**
• Developer: Rick Lung • Purpose for Loan: New Construction • Address/Location of Project: 724 49th Pl NE, Washington, D.C. 20019	• Loan Principal: $130,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 1662 Kramer St NW Washington, D.C.	
General Information:	**Details of Loan:**
• Developer: Rick Lung • Purpose for Loan: New Construction • Address/Location of Project: 1662 Kramer St NW, Washington, D.C. 20002	• Loan Principal: $140,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 1980 English Ln Atlanta, GA	
General Information:	**Details of Loan:**
• Developer: Summit & Crowne Partners • Purpose for Loan: Renovation • Address/Location of Project: 1980 English Ln, Atlanta, GA 30337	• Loan Principal: $115,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Date of this Offering Circular: January 28, 2015

Project (Series) Name: 514 W. Ontario Ave SW Atlanta, GA	
General Information:	**Details of Loan:**
• Developer: John Mangham • Purpose for Loan: Renovation • Address/Location of Project: 514 W. Ontario Ave SW, Atlanta, GA 30310	• Loan Principal: $80,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

The Participation Interests will be special, limited obligations of GRE only, and, although repayment of those obligations is based solely upon repayment of the Loan by the Developer, you will not have any recourse against the Developer. (See "Description of the Company's Business—Project Funding and Payment of Investor Returns—Servicing and Collection of Loans" and "General Terms of the Participation Interests—Participation Interest Payments and Term".) Your recourse against us is limited to your pro rata interest in Loan Payments we secure from the Developer.

Each Loan will be secured by the assets of the corresponding Project. This lien is for the benefit of GRE only. In the event of a default on the Loan, any recovery by GRE under its security interest will be shared with investors pro rata, net of any applicable fees as discussed below. The Participation Interests will be unsecured obligations of GRE, and you will not have any security interest in any of the Company's assets, including the Loan, nor will the Participation Interests be secured by any assets of the Developer. (See "General Terms of the Participation Interests—Unsecured Obligations".)

GRE Fees and Related Expenses

We charge the Developer various fees in connection with the Loan, and we pass on certain expenses in connection with the closing and loan administration services. For all Loans, we charge an origination fee and a servicing fee. In most instances, our origination and servicing fees (which typically range, on a combined basis, between 2% and 6% of the principal loan amount requested by the Developer) are included in the total amount of the Loan financed through our Platform. Less frequently, a Developer will directly pay the origination and servicing fees to us at closing.

Developers are also responsible for paying closing costs as well as the costs of obtaining the title search and title insurance. The Developer may elect to include these costs in the total amount of the Loan financed through our Platform or may directly pay these expenses at closing. Typically, the combined costs of closing, title search, and title insurance range from $500 to $1,500. We may also incur check processing or administrative fees in connection with facilitating Draw payments or other disbursements of loan proceeds. We may elect to charge the Developer for any check processing fees we incur and will retain any such reimbursements.

Although we do not currently charge any late fees, GRE may charge the Developer (and retain) a fee (ranging 0.5% to 2% of the principal loan amount) in connection with any material modification of the Loan. In addition, we may increase the interest rate by an additional 2%, subject to applicable law, as a penalty in the event of an extension or modification. The penalty interest rate will be passed on entirely to investors on a pro rata basis in the form of additional accrued interest to be paid along with the outstanding principal balance upon expiration of the extended repayment period; however, we will reduce amounts paid to investors by any fees or expenses we incur in connection with collecting on a defaulted

Loan. In the event GRE assigns its rights under the Loan Agreement or sells the underlying promissory note to a third party, all proceeds collected as consideration will be paid to the holders of Participation Interests on a pro rata basis, subject to GRE's deduction of any liquidation fees and expenses incurred in connection with collection efforts. In the event GRE forecloses on the Loan, all funds GRE recovers prior to maturity of the Participation Interests will be paid to the holders of the Participation Interests pro rata, net of any applicable collection fees and related expenses. See the section titled "General Terms of the Participation Interests—Liquidation Proceeds, Costs, and Expenses" below for more information on how payments and repayments received by us or the holder of Participation Interests in connection with any exercise of remedies with respect to the Loan Documents will be applied.

The chart below summarizes the various fees GRE charges the Developer and other expenses the Company incurs in connection with its underwriting and loan administration services.

Type of Fee	**Amount of Fee/Expense**	**Application of Fees**
Origination and Servicing Fees	Typically ranging (on a combined basis) from 2% to 6%	Fee will be charged to each Developer and retained by GRE. Total fees typically included in total amount of the Loan funded on our Platform or paid directly by the Developer at closing.
Closing Expenses	$500 to $1,500	Charged to Developer. Fee is typically included in total amount of the Loan funded on our Platform or paid directly by Developer at closing.
Check Processing Fee	$15 to $35	Fees passed through to Developer and retained by GRE.
Loan Modification Fee	Ranging from 0.5% to 2%	Fee charged to Developer and retained by GRE.
Penalty Interest Rate	An additional 2%, subject to applicable law	Additional interest paid by Developer and passed through to investors on a pro rata basis.
Collection Fees and Expenses	Variable	Retained by GRE.
Funds Received in Assignment and Foreclosure	Variable	All funds received by GRE (less expenses) are passed through to investors on a pro rata basis. GRE retains expenses relating to such activities.

We do not currently charge investors fees in connection with our offerings or for the use of our Platform. See the section titled "Description of the Company's Business—GRE Fees and Expenses" beginning on page 51 for more information.

Example Loan and Projected Investor Return

By way of illustration, assume GRE approves an acquisition and construction Loan for funding with the following terms: $100,000 in principal amount, with a 10% interest rate over a 12-month term, and a balloon payment upon maturity. If the Developer elects to include our origination and servicing fees (of $4,000 or 4%) and closing expenses (of $1,000) in the Loan Principal, upon funding of the Loan by investors, the Developer's FBO Account would be credited with $95,000 (equal to the entire Loan Principal of $100,000 less the $5,000 in fees and expenses). Interest on the entire $100,000 would accrue during the 12- month term of the Loan, and at the end of that 12-month term (assuming there is no prepayment, modification or default by the Developer), the Developer would pay GRE a total of $110,000 (equal to the entire Loan Principal of $100,000, plus $10,000 of accrued interest). Following receipt of that payment from the Developer, GRE would promptly disperse to the investors who had purchased

Participation Interests in the Loan their respective Participation Interest Payments (equal, in this instance, to their respective pro rata portion of the $110,000 Loan Payment received from the Developer).

Summary Financial Information (Groundfloor Finance Inc.)

	Five months ended October 31, 2014 (unaudited)	From Inception (January 28, 2013) to December 31, 2013 (audited)
Statement of Operations Data:		
Non-Interest Revenues - origination fees	$ 12,942	$ -
Total operating expenses	$ 830,024	$ 131,305
Net loss	$ (868,331)	$ (135,471)
Balance Sheet Data:		
Cash	$ 367,904	$ 87,833
Loans to developers	$ 215,000	$ -
Software and website development costs, net	$ 63,917	$ 28,908
Total assets	$ 660,794	$ 122,582
Accounts payable	$ 250,464	$ 77,964
Notes payable to investors	$ 250,000	$ -
Convertible notes payable	$ 1,050,000	$ 165,000
Total liabilities	$ 1,648,830	$ 257,027
Accumulated deficit	$ (1,003,802)	$ (135,471)

The above table is not adjusted to reflect the Initial Closing of the Series Seed Financing (each, as defined below).

Corporate Information

GRE is a Georgia limited liability company. We maintain principal executive offices at the office of our sole member and manager, Groundfloor, at 3423 Piedmont Rd. NE, Atlanta, GA 30306. Our mailing address is 3355 Lenox Rd., Suite 750, Atlanta, GA 30326, our telephone number is (678) 701-1194, and our email address is contact@groundfloor.us.

RISK FACTORS

Investing in the Participation Interests involves a high degree of risk. In deciding whether to purchase Participation Interests, you should carefully consider the following risk factors and additional information about the risks associated with a particular series of Participation Interests that may be contained in the Loan Summaries. Any of the following risks could have a material adverse effect on the value of the Participation Interests you purchase and could cause you to lose all or part of your initial purchase price or could adversely affect future payments you expect to receive on the Participation Interests. Only investors who can bear the loss of their entire purchase price should purchase Participation Interests.

Risks Related to Investing in Participation Interests

Payments on the Participation Interests depend entirely on the payments received from the Developer. If we do not receive such payments from the Developer, you will not receive any payments on your Participation Interest.

We make payments on the Participation Interests only to the extent we receive Loan Payments on the corresponding Loan. Loan Payments will be made primarily from proceeds received by the Developer for the sale, lease or refinancing of the real estate property connected with the corresponding Project. If the Developer is unable to sell, lease or refinance the property, it is likely that the Developer will be unable to make its Loan Payments, and you will not be entitled to the corresponding payments under the terms of the Participation Interests.

The Participation Interests are special, limited obligations of GRE only and are not secured by any collateral or guaranteed or insured by any third party.

The Participation Interests are special, limited obligations of GRE and will not represent an obligation of the Developer or any other party except GRE. The Participation Interests are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party.

The payment obligations of the Developer are not guaranteed or insured by any third party, and, in the event of a default, you must rely on us or a third-party collection agency to pursue collection against the Developer.

The Loan Payments and other obligations of the Developer under the Loan Documents are not guaranteed or insured by any third party or backed by any governmental authority in any way. In the event of a default on such payment obligations, therefore, GRE may be limited in its ability to collect on the Developer's corresponding Loan Payments, and you will need to rely upon us or a third-party collection agency to pursue collection against such Developer. If the Developer fails to make payments on the Loan, you will not receive the corresponding payments on your Participation Interest.

If you decide to invest through our Platform and concentrate your investment in a single series of Participation Interests, your entire return will depend on the performance of a single Loan.

If you decide to invest through our Platform and concentrate your investment in one Project, your entire return will depend on the performance of that single Project. For example, if you plan to purchase $400 of Participation Interests and choose to invest the entire $400 in a single Project instead of investing $10 in forty Projects corresponding to Loans of forty different Developers, your entire $400 investment will depend on the performance of a single Loan. Failing to diversify your investment increases the risk of losing your entire investment due to a single Developer's default or a small number of Developer defaults. Diversification, however, will not eliminate the risk that you may lose some, or all, of the expected return on the Participation Interests.

GRE may not set appropriate interest rates for the Loans.

If GRE sets interest rates for the Loans too low, investors may not be compensated appropriately for the level of risk that they are assuming in purchasing a Participation Interest, while setting the interest rate too high may increase the risk of non-payment. In either case, failure to set rates appropriately may adversely impact the ability of investors to receive returns on their Participation Interests that are commensurate with the risks they have assumed in acquiring such Participation Interests.

The Company's principals have limited experience in mortgage loan underwriting.

To date, the Company has extended ten loans for real estate development projects through its subsidiary, Groundfloor GA. Prior to financing these projects, the officers of the Company had no experience in mortgage loan underwriting. If the Company's method for evaluating potential Projects to fund and establishing interest rates for such Projects proves flawed, investors may not receive the full return on their investment in the Participation Interests. Although our proprietary Grading Algorithm is based upon certain quantifiable characteristics that we developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Developer or the property for which the Loan is being sought.

Developers are generally permitted to prepay Loan obligations at any time without penalty. Developer prepayments will extinguish or limit your ability to earn additional returns on the corresponding Participation Interest.

Prepayment by a Developer occurs when a Developer decides to pay some or all of the principal amount on the Loan earlier than originally scheduled. With most of the Projects financed on our Platform, the Developer may prepay all or a portion of the remaining principal amount at any time without penalty. Upon a prepayment of the entire remaining unpaid principal amount and accrued interest on the Loan, you will receive your share of such prepayment and your Participation Interest will terminate. If prevailing commercial loan rates decline in relation to the Participation Interest's effective interest rate, the Developer may choose to prepay the Loan with lower-cost funds. If the Developer prepays a portion of the remaining unpaid principal balance on the Loan, the term for repayment of the Loan will not change, but you will not earn a return on the prepaid portion. In addition, you may not be able to find a similar rate of return on another investment at the time at which the Loan is prepaid.

The Participation Interests will not be listed on any securities exchange, and no liquid market for the Participation Interests is expected to develop.

The Participation Interests will not be listed on any securities exchange or interdealer quotation system. There is no trading market for the Participation Interests, and we do not expect that such a trading market will develop in the foreseeable future, nor do we intend to offer any features on our Platform to facilitate or accommodate such trading. The Participation Interests are not redeemable by us. Therefore, any investment in the Participation Interests will be highly illiquid, and investors in the Participation Interests may not be able to sell or otherwise dispose of their Participation Interests in the open market. Accordingly, you should be prepared to hold the Participation Interests you purchase until they terminate.

Groundfloor's Investor Agreement and the Participation Agreement limit your rights in some important respects.

When you make an investment through our Platform, you are required to agree to the terms of Groundfloor's standard Investor Agreement, which sets forth your principal rights and obligations as an investor, and to agree to the terms of a Participation Agreement, which sets forth the specific terms of the series of Participation Interests you are committing to purchase. The Investor Agreement and Participation Agreement limit the investor's right to collect or attempt to collect from any Developer, directly or through any third party, any amount owing under any of the investor's Participation Interests or on any of the Loan Payments that correspond to the investor's Participation Interests.

In addition, under the Investor Agreement, GRE may require that any claims against it, other than claims alleging violations of federal securities laws by GRE or any of its officers or directors, be resolved through binding arbitration rather than in the courts. The arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision.

Furthermore, the investor acknowledges in the Investor Agreement that the Participation Interests are intended to be debt instruments issued by GRE that have original issue discount ("OID") for U.S. federal income tax purposes and agrees not to take any position inconsistent with that treatment of the Participation Interests for tax, accounting, or other purposes, unless required by law.

If the offering of a series of Participation Interests is not fully subscribed with irrevocable funding commitments, you will not be issued any of the securities you have committed to purchase and will not realize any benefit from the investment transaction.

There is no guarantee that the Project in which you commit to purchase Participation Interests will actually be funded. If a sufficient number of investors do not invest in a series of Participation Interests, the offering with respect to those particular securities will not be closed and you will not be issued your securities. Your funds, intended for investment, will be released and made available in your funding account, without interest, even though you may otherwise wish to invest, and you will not have realized any benefit from the transaction.

Certain securities qualification exemptions for secondary trading in California will not be available to investors with respect to the Participation Interests.

We have been advised by the California Department of Corporations that the exemptions for secondary trading in California available under California Corporations Code Section 25104(h) will be withheld with respect to the Participation Interests, although there may be other exemptions to cover private sales in California of a bona fide owner for his own account without advertising and without being effected by or through a broker-dealer in a public offering. **Prospective investors are urged to consult their own legal advisors licensed to practice law in California with respect to secondary trading in the Participation Interests.**

Risks Related to Developer and Project

Real estate projects involve considerable risk, which may affect the Developer's ability to make its Loan Payments.

Real estate development projects are inherently risky, and the risks they involve may affect the Developer's ability to make its Loan Payments. The risks involved in real estate development projects include the following:

- changes in the general economic climate and market conditions;
- complications involving the renovation or redevelopment of the real estate property connected to the Project;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the real estate property corresponding to the Project difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

The success of the Project is dependent on the performance of third parties, including the Developer, over which we have no control.

We will issue a commercial loan to the Developer to fund the Project. The Developer controls the Project and is responsible for various management functions that are essential to the success of the Project. Poor management on the part of the Developer could adversely affect the financial performance of the Project or expose the Project to unanticipated operating risks, which could reduce the Project cash flow and adversely affect the Developer's ability to repay the Loan.

We have limited experience in developing real estate projects.

If the Developer is unable to repay its obligations under the Loan, we may foreclose on the real estate property. Although we will seek out purchasers for the property, we may have to take an active role in the management of the Project. Prospective investors should consider that the Company and our management have not previously managed real estate development projects. No assurances can be given that the Company can operate the Project profitably.

Developer credit information may be inaccurate or may not accurately reflect the Developer's creditworthiness, which may cause you to lose part or all of the purchase price you pay for a Participation Interest.

We obtain credit information about a Developer (or the individuals who are the principal owners of the Developer) from consumer reporting agencies, such as TransUnion, Experian or Equifax. A credit score assigned to a Developer may not reflect that Developer's actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data, and we do not verify the information obtained from the Developer's credit report. Additionally, there is a risk that, after we have completed our credit review, the Developer may have:

- become delinquent in the payment of or defaulted under an outstanding obligation;
- taken on additional debt; or
- sustained other adverse financial events.

Inaccuracies in the credit information obtained regarding the Developer or subsequent events that materially impact the Developer's ability to repay the Loan or reduce the Developer's creditworthiness may increase the risk that the Developer will default on its Loan, which will increase the risk that the Participation Interests will not be repaid in full. Moreover, investors generally do not have access to financial statements of Developers, or to other detailed financial information about Developers.

Information supplied by Developers may be inaccurate or intentionally false.

Developers supply a variety of information that is included in this Offering Circular, the Loan Summaries and the Project Listings on our Platform. We do not independently verify all of the information provided by Developers during the application and underwriting process, and it may be inaccurate or incomplete. For example, we generally do not independently verify the proposed costs of a given construction project or the capabilities and experience of any contractors or sub-contractors. Further, the information Developers supply may be inaccurate or intentionally false. Developers may misrepresent their intentions for the use of Loan Proceeds, and, if such misrepresentations negatively impact the Developer's ability to make Loan Payments, we may not be able to make corresponding payments under the terms of the Participation Interests.

We use commercially reasonable efforts to verify or authenticate certain information provided to us and representations made by Developers. We engage licensed attorneys and/or real estate professionals to assist in our due diligence and closing process. For every Loan we underwrite, we obtain a completed Application and a signed Master Services Agreement from Developers and review the materials provided to us by Developers. We use various data vendors such as Zillow, Trulia, Lexis, Dun & Bradstreet, etc., and access public records to verify the representations made by the Developer (and its Principals) and the actual property details. We conduct credit, criminal background, bankruptcy and legal judgment searches on the Developer and its Principals. For instance, we will obtain business assurance reports to ensure that neither the Developer nor its Principals have any tax liens, judgments, or other encumbrances and have not been party to any adverse litigation. We check state and local records to verify if the Developer's business entity is in good standing, to determine if the Developer is actually in possession of the property and if the property has been encumbered in any way. We also may obtain proof of insurance and marketability assessments from Developers when environmental concerns arise.

For each Loan, we obtain one or more valuation reports (such as an independent appraisal, a broker's price opinion (or "BPO"), property comparables (or "comps") or estimates from third-party data vendors (e.g., Zillow or Trulia) (collectively, the "Valuation Reports")), review a budget/Draw schedule (unless the Loan is for $50,000 or less or the entire amount is used for acquisition of a property) and, at or in connection with closing, obtain evidence of a satisfactory title search and corresponding title insurance on the property covered by the Loans. If we are underwriting a second tier Loan, we may let the Developer provide us the results of a title search performed, and title insurance obtained, by the first lienholder within a month of the submitted Application in lieu of performing a separate title search and obtaining title insurance. Decisions as to whether additional information may be sought are made by the Loan Committee.

When undertaking our diligence, we strive to source data from the most reputable and reliable vendors and resources, however, this data may not always be accurate or dependable. For example, Zillow and Trulia obtain their estimated property valuation through statistical analysis of historical data and current market information. There may be errors in the underlying data used in the calculation of these estimates, which could compromise the reported property valuation. Further, although we obtain third-party Valuation Reports on each property being financed by our Loans, the reliability of the data contained in those reports depends, in part, on the methods used to collect the data, the expertise of the third party that prepared the report, as well as the appropriateness of the valuation approaches and underlying assumptions that have been used to reach the conclusions presented. Valuation Reports are generally prepared solely for our use in connection with our Loan underwriting process by real estate professionals who are familiar with the market area of the subject Project, but market forces will dictate the ultimate value of any real property. The Company plays no role in the preparation of any Valuation Report or any other materials provided by the Developer that may be referenced in a Project Listing, and, while we view the data contained in a Valuation Report as helpful, we do not use it as the sole basis for a funding decision.

Other than as discussed above, we do not independently verify the information provided by Developers during the Application process, and it may be inaccurate or incomplete. If information provided by Developers turns out to be false or misleading, you may lose part or all of the purchase price you pay for a Participation Interest. In general, information available on our Platform with respect to the Participation Interests being offered hereby are subject to Rule 10b-5 of the Exchange Act and to the liability provisions of the Securities Act. In this document, we advise potential investors as to the limitations on the reliability of this information and caution that an investor's recourse in the event this information is false may be limited. Consequently, an investor should base (and will represent to us that they have based) its decision to purchase the Participation Interests solely on its own evaluation and investigation of the Project and of the Developer, without any representation whatsoever by us.

We have an incentive to take on as many Projects as possible, which could impair our ability to devote adequate attention and resources to collection of outstanding Loan Payments.

A significant portion of our revenues is derived from origination and servicing fees generated through financing of Projects. As a result, we have an incentive to finance as many Projects as possible to maximize the amount of origination and servicing fees we are able to generate. Increased Project volume increases the demands on our management resources and our ability to devote adequate attention and resources to the collection of outstanding Loan Payments. In the event that we take on Project volumes that exceed our ability to service outstanding Loans, our ability to make timely payments on the Participation Interests will suffer.

We do not take any specific actions to monitor how funds are spent after they have been disbursed to the Developers.

When GRE finances a Project, its primary assurance that the financing proceeds will be properly spent by the Developer is the contractual covenants agreed to by the Developer, the business history and reputation of the Developer. We typically implement a Draw process for Loans (and always do so for Loans in excess of $50,000 unless the entire amount is used for acquisition of a property), which mitigates some risk of mishandling of funds by the Developer. However, we do not and cannot control how the Loan Proceeds will be used by Developers. Should the proceeds of a financing be diverted improperly, the Project might become insolvent, which could cause the purchasers of the corresponding Participation Interests to lose their entire investment.

Risks Related to Groundfloor, GRE and our Platform

Our auditor has expressed substantial doubt about our ability to continue as a going concern.

Groundfloor's financial statements for the period ended December 31, 2013, include a going concern note from our auditors. The Company incurred a net loss during the period from January 28, 2013 (inception) through December 31, 2013, and had an accumulated deficit as of December 31, 2013 of $135,471. In view of these matters, the Company's ability to continue as a going concern is dependent upon the Company's ability to increase operations and to achieve a level of profitability. Since its inception, the Company has financed its operations through debt and equity financings. The Company intends to continue financing its future activities and its working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements. The failure to obtain sufficient debt and equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect the Company's ability to achieve its business objective and continue as a going concern.

We have a limited operating history. As a company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

Groundfloor and GRE have limited operating histories. Groundfloor was originally formed in January 2013 as Fomentum Labs LLC and converted into a North Carolina corporation in July 2013. Effective August 5, 2014, we changed the domiciliary state of the corporation to Georgia under the name Groundfloor Finance Inc. Our Platform has been operated in its current form only since November 2013. Groundfloor formed Groundfloor Properties GA LLC ("Groundfloor GA") in August 2013 for the purpose of issuing nonrecourse promissory notes ("Georgia Notes") corresponding to commercial real estate loans entered into by Groundfloor GA to residents of Georgia. Groundfloor GA began offering these investment opportunities to residents of Georgia through our Platform in November 2013. GRE was formed in April 2014 for the sole purpose of offering Participation Interests in various states pursuant to Regulation A (or other available exemptions) of the Securities Act, and it has not issued any Participation Interests prior to this Offering.

For our business to be successful, the number of real estate development projects we finance will need to increase, which will require us to increase our facilities, personnel and infrastructure to accommodate the greater servicing obligations and demands on our Platform. Our Platform is dependent upon our website to maintain current listings and transactions in the Participation Interests and the Georgia Notes. We must constantly update our software and website, expand our customer support services and retain an appropriate number of employees to maintain the operations of our Platform, as well as to satisfy our servicing obligations on the Loans and make payments on the Participation Interests and the Georgia Notes. If we are unable to increase the capacity of our Platform and maintain the necessary infrastructure, you may experience delays in receipt of payments on the Participation Interests and periodic downtime of our systems.

We are also subject to other risks and uncertainties related to engaging in a public offering that may affect our business.

The Company is subject to additional risks and uncertainties in connection with engaging in a public offering of the Participation Interests. These risks and uncertainties include:

- the potential for increased scrutiny by federal and state regulatory agencies;
- greater likelihood of facing civil liability claims for alleged violations of federal and state securities laws;
- the increasing costs connected with managing our growing business and portfolio of Loans;
- the impact of greater media attention, including the possibility of negative commentary of our business model by other market participants such as traditional financial institutions;
- the costs of qualifying our offerings with federal and state regulators;
- the time commitment for the Company's management to qualify our offerings, which takes focus away from operating the Company's business;
- navigating complex and evolving regulatory and competitive environments;
- increasing the number of investors utilizing our Platform;
- increasing the volume of Loans facilitated through our Platform and fees received from Developers;
- continuing to develop, maintain and scale our Platform;
- effectively using limited personnel and technology resources;
- effectively maintaining and scaling our financial and risk management controls and procedures;
- maintaining the security of our Platform and the confidentiality of the information provided and utilized across our Platform; and
- attracting, integrating and retaining an appropriate number of qualified employees.

We will need to raise substantial additional capital to fund our operations, and, if we fail to obtain additional funding, we may be unable to continue operations.

At this early stage in our development, Groundfloor has funded substantially all of our operations with proceeds from private financings from individual investors and venture capital firms. To date, Groundfloor has raised approximately $1.65 million through private sales of convertible debt and preferred stock. To continue the development of our business, we will require substantial additional funds. To meet our financing requirements in the future, Groundfloor may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict our business activities and options. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to reduce or terminate our operations.

Our ability to generate significant revenues from the actual operation of our Platform in the near future is limited by the requirement that offerings of Participation Interests be registered on Form S-1, qualified under Regulation A or offered pursuant to another exemption from registration. At present, sales of Participation Interests under Regulation A are capped at $5 million during any 12-month period. Although the Jumpstart Our Business Startups Act (the "JOBS Act") provides for the Regulation A limit to be increased to $50 million, the increase will not take effect until it is implemented through rulemaking by the Securities and Exchange Commission (the "SEC"). In addition, we can make no assurances that our offerings will or could be increased in accordance with those provisions. Furthermore, it has historically taken significant time to complete the Registration A registration and/or qualification process. This delay can make it difficult for us to identify Developers that can defer the need for financing for particular Projects through such a long timeframe. If we are unable to identify Projects to finance as a result, it will impact our ability to make investment opportunities available through our Platform and to generate revenues.

We have incurred net losses in the past and expect to incur net losses in the future. If we become insolvent or bankrupt, you may lose your investment.

We have incurred net losses in the past, and we expect to incur net losses in the future. Groundfloor's accumulated deficit was approximately $135,000 as of December 31, 2013 and $1,000,000 as of October 31, 2014. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In future periods, we may not have any revenue growth or our revenue could decline. Our failure to become profitable could impair the operations of our Platform by limiting our access to working capital to operate our Platform. If we were to become insolvent or bankrupt, it is likely that we would default on our payment obligations under the Participation Interests, and you may lose your investment.

Our financing is a new lending method and our Platform has a limited operating history. Developers may not view or treat their obligations to us as having the same significance as loans from traditional lending sources, such as bank loans, and the Loans may have a higher risk of default than loans of borrowers with similar credit scores to other lenders.

The investment return on the Participation Interests depends on Developers making the Loan Payments in a timely and complete manner. Developers may not view our lending obligations originated on our Platform as having the same significance as other credit obligations arising under more traditional circumstances, such as loans from banks or other commercial financial institutions. If a Developer neglects its Loan Payments upon which payment of the corresponding series of Participation Interest is dependent or chooses not to make its Loan Payments entirely, you may not be able to recover any portion of your investment in a Participation Interest.

If GRE were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Participation Interests could be uncertain, and the recovery, if any, of a holder of a Participation Interest may be substantially delayed and substantially less than the amounts due and to become due on the Participation Interest.

In the event of GRE's bankruptcy or a similar proceeding, the rights of investors to continue receiving payments on the Participation Interests could be subject to the following risks and uncertainties:

- Our obligation to continue making payments on the Participation Interests would likely be suspended or delayed even if the funds to make such payments were available. Because a bankruptcy or similar proceeding may take months or years to complete, even if the suspended payments were resumed, the suspension might effectively reduce the value of any recovery that a holder of a Participation Interest might receive by the time such recovery occurs.

- The Participation Interests are unsecured, and investors do not have a security interest in the corresponding Loan Payments. Accordingly, the holders of Participation Interests may be treated as general unsecured creditors and thus be required to share the proceeds of Loan Payments with our other general unsecured creditors.

- Because the terms of the Participation Interests provide that they will be repaid only out of the proceeds of the corresponding Loan Payments, investors may not be entitled to share in our other assets available for distribution to general creditors, even though other general creditors may be entitled to a share of the proceeds of such Loan Payments.

- If a Developer has made Loan Payments to us before the bankruptcy proceedings are commenced and those funds are held in our clearing account and have not been used by GRE to make payments on the Participation Interests, there can be no assurance that we will be able to use such funds to make payments on the Participation Interests.

- If a bankruptcy proceeding commences after payment for the Participation Interests has been made, holders of the Participation Interests may not be able to obtain a return of the funds they have committed even if the offering proceeds have not yet been used to fund the corresponding Loan Project.

- Our ability to transfer servicing obligations to a back-up servicer may be limited and subject to the approval of the bankruptcy court or other presiding authority. The bankruptcy process may delay or prevent the implementation of back-up servicing, which may impair the collection of Loan Payments to the detriment of the Participation Interests. See the risk titled "If GRE were to cease operations or enter into bankruptcy proceedings, the servicing of the Loans and the Participation Interests would be interrupted or halted altogether and, in the case of bankruptcy, likely subject to the discretion of the bankruptcy trustee" below for more information on these risks.

If GRE and/or Groundfloor were to cease operations or enter into bankruptcy proceedings, the servicing of the Loans and the Participation Interests would be interrupted or may halt altogether.

Groundfloor acts as GRE's agent for purposes of operating our Platform and servicing the Loans and the Participation Interests, among other things. If Groundfloor were to become subject to bankruptcy or similar proceedings or if Groundfloor ceased operations, we might be required to find other ways to service the Loans and the Participation Interests. Such alternatives could result in delays in the disbursement of payments on your Participation Interests or could require us to pay significant fees to another company that we engage to service the Loans and the Participation Interests. GRE has not entered into a formal agreement with Groundfloor regarding this relationship, and, therefore, Groundfloor's legal right to continue to service the Loans and Participation Interests if GRE ceased operations is uncertain. Since GRE has not entered into any back-up servicing agreements, if both Groundfloor and GRE were to cease operations or otherwise become unable to service the Loans and Participation Interests without transferring such Loans to another entity, the operation of our Platform and the servicing of the Loans and

Participation Interest would be interrupted and may halt altogether unless we were able to secure another way to service the Loans and Participation Interests on behalf of investors.

If GRE were to enter into bankruptcy proceedings, the outcome of the continued servicing of the Loans also is uncertain. If GRE filed under Chapter 11 of the Bankruptcy Code, it is possible that Groundfloor would be able to continue to service the Loans on our behalf during reorganization. If, on the other hand, GRE were to file under Chapter 7 of the Bankruptcy Code, or if an attempted reorganization under Chapter 11 should fail and the bankruptcy case be converted to Chapter 7, the bankruptcy trustee would have the obligation to administer the bankruptcy estate. As part of such administration, the Bankruptcy Trustee, subject to bankruptcy court approval, may elect to continue to service the Loans or to transfer the right to such servicing to another entity for a fee. Either option would likely result in delays in the disbursement of payments on your Participation Interests and could require the bankruptcy trustee to pay significant fees to another company to service the Loans and the Participation Interests, ultimately decreasing the amounts available to be paid on corresponding Participation Interests. Alternatively, the bankruptcy trustee may elect to cease servicing functions altogether.

Pursuant to the Participation Agreement, any conveyance by GRE of a Loan, including in connection with a cessation of operation, that is (i) not to an affiliate and also (ii) not made subject to the terms of such Participation Agreement, would be deemed a repayment in full of all of the Developer's obligations and thus proceeds would be dispersed pro rata to investors subject to the terms of the Participation Agreement.

In the event that both GRE and Groundfloor cease operations or enter into bankruptcy proceedings, recovery by a holder of a Participation Interest may be substantially delayed while back-up servicing is secured, if possible, and such recovery may be substantially less than the amounts due and to become due on the Participation Interest.

In a bankruptcy or similar proceeding of the Company, there may be uncertainty regarding the rights of a holder of a Participation Interest, if any, to access funds in your funding account.

GRE currently maintains the funding account at Wells Fargo "for the benefit of" our investors. This so-called "Investor FBO Account" is a pooled account titled in GRE's name "for the benefit of" the investors who purchase Participation Interests issued by GRE. We believe that amounts funded by investors into the Investor FBO Account are unlikely to be subject to claims of creditors of the Company other than the investors for whose benefit the funds are held, since beneficial ownership of those funds rests with the investors. However, GRE has legal title to the Investor FBO Account and the attendant right to administer the Investor FBO Account, each of which would be the property of the Company's bankruptcy estate. As a result, if the Company became a debtor in a bankruptcy or other similar proceeding, the legal right to administer the funds in the Investor FBO Account would vest with the bankruptcy trustee, debtor in possession or similar representative of the estate. In that case, investors may have to seek a court order lifting the automatic stay or otherwise permitting them to withdraw their funds. Investors may suffer delays in accessing their funds in the Investor FBO Account as a result. Moreover, U.S. bankruptcy courts and courts overseeing similar proceedings have broad powers, and, if the Company has failed to properly segregate or handle investors' funds, a court could determine that some or all of such funds were beneficially owned by the Company and therefore that they became available to the creditors of the Company generally.

In a bankruptcy or similar proceeding of a Developer, there may be uncertainty regarding our rights, if any, to access on your behalf any remaining unallocated funds in the Developer's sub-account.

We deposit the Loan Proceeds not advanced to the Developer in the Developer FBO Account. Under normal circumstances, in the event the corresponding Loan is discharged or cancelled before all Draws (as defined below) have been completed, we would return holders of the corresponding Participation Interests their pro rata portion of any portion of the Loan Proceeds not yet disbursed to the Developer. This may not occur in the event of the Developer's bankruptcy or other similar proceeding. We believe that amounts held in a Developer's sub-account could be subject to claims of such Developer's creditors in the event of its bankruptcy or other similar proceedings or such funds could be used by a debtor in possession to fund its on-going operations or reorganization. Although we typically would have the senior lien on the underlying assets, and therefore should have first priority to receive the funds out of the insolvent Developer's estate arising from that lien, we expect that our ability to disburse funds out of the Developer FBO Account may be prevented by a court and at minimum will be significantly delayed while we seek a court order lifting the automatic stay or other such relief permitting us to withdraw the funds on your behalf. Our ability to retrieve such funds may be even more tenuous in the event we have taken a second or junior lien on the underlying assets. As such, investors may never receive or may suffer delays in receiving such funds in the event of a Developer's bankruptcy or similar proceeding.

In connection with a proceeding regarding the bankruptcy of a Developer, investors may be required to return payments made on corresponding series of Participation Interests in certain circumstances.

In the event of a Developer bankruptcy proceeding, payments made by the Developer within a certain period of time prior to the bankruptcy petition being filed may be recovered as preferential transfers. However, if, as is anticipated, the Company holds a properly perfected lien on the real estate underlying each Project to secure the respective Developer's Loan Payments to us, payments made to investors on such loans generally should not be subject to avoidance. In addition, certain pre-bankruptcy payments by a Developer may be avoided under state and federal fraudulent conveyance laws. However, the avoidance of such payments as a fraudulent conveyance seems unlikely as long as the Developer's Loan Payments were made in partial or complete satisfaction of the underlying indebtedness.

If the security of our investors and Developers' confidential information stored in Groundfloor's systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen, the Company reputation may be harmed, and they may be exposed to liability.

Our Platform stores the Developers' and investors' bank information and other personally-identifiable sensitive data. Any accidental or willful security breaches or other unauthorized access could cause your secure information to be accessed, publicly disclosed, or stolen and used for criminal purposes. Security breaches or unauthorized access to secure information could also disrupt our operations and subject the Company to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the relevant software are exposed and exploited, and, as a result, a third party or disaffected employee obtains unauthorized access to any investor's or Developer's data, the Company's relationships with its investors will be severely damaged, and it could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, Groundfloor, GRE and the third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause the Company's investors to lose confidence in the effectiveness of its data security measures. Any security breach, whether actual or perceived, would harm the Company's reputation, and the Company could lose investors.

Our Platform may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions.

Our Platform may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. If a "hacker" were able to infiltrate our Platform, you would be subject to the increased risk of fraud or borrower identity theft and may experience losses on, or delays in the recoupment of amounts owed on, a fraudulently induced purchase of a Participation Interest. Additionally, if a hacker were able to access the Company's secure files, he or she might be able to gain access to your personal information. While the Company has taken steps to prevent such activity from affecting our Platform, if we are unable to prevent such activity, the value of your investment in the Participation Interests could be adversely affected.

When you commit to purchase a Participation Interest, you may commit funds toward your purchase up to 50 days prior to the time when your Participation Interest is issued.

Each offering of a series of Participation Interests remains open for such period of time as we may determine at the time that the offering is posted on our Platform. We currently plan to keep the Offerings open for 30 days (unless the Offering of a particular series of Participation Interests is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors) up to a maximum of 45 days. Investors' commitments to purchase Participation Interests become irrevocable following expiration of the Withdrawal Period. Commitments to purchase Participation Interests made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the Offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. During the period between the time of your commitment and the time when your Participation Interest is issued, you may not have access to the funds debited from your funding account or placed in escrow for closing. Because your funds do not earn interest, the delay in issuance of your Participation Interest will have the effect of reducing the effective rate of return on your investment.

We rely on third-party banks and money transfer agents. If we are unable to continue utilizing these services, our business and ability to service the Loan may be adversely affected.

Because we are not a bank, we cannot belong to or directly access the Automated Clearing House ("ACH") payment network, and we must rely on third-party payment agents and other FDIC-insured depository institutions to process our transactions, including payments of Loans and remittances to holders of Participation Interests. We currently use the services of Balanced Inc. and Wells Fargo for these purposes, but may change vendors at any time. Under the ACH rules, if we experience a high rate of reversed transactions (known as "chargebacks"), we may be subject to sanctions and potentially disqualified from using the system to process payments.

Any significant disruption in service on Groundfloor's website or in our computer systems could reduce the attractiveness of our Platform and result in a loss of users.

If a catastrophic event resulted in a Platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new users and retain existing users. Our hosting services infrastructure is provided, owned, and operated by a third party (the "Hosting Provider"). We also maintain a backup system at a separate location that is owned and operated by a third party. Our Hosting Provider does not guarantee that our users' access to our website will be uninterrupted, error-free or secure. Our operations depend on our Hosting Provider's ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with our Hosting Provider is terminated, or if there is a lapse of service or damage to its facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of our Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to service the Loan or maintain accurate accounts, and could harm our relationships with our users and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage at a Hosting Provider facility. These factors could prevent us from processing or posting payments on the Loan or the Participation Interests, damage our brand and reputation, divert our employees' attention, and cause users to abandon our Platform.

Events beyond our control may damage our ability to maintain adequate records, maintain our Platform or perform our servicing obligations.

If a catastrophic event resulted in our Platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. Similar events impacting third-party service providers that our operations depend on, such as our Hosting Provider or our payment vendor(s), could materially and adversely affect our operations. Such events could include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, computer viruses and telecommunications failures. We store back-up records in offsite facilities located in third-party, off-site locations. If our electronic data storage and backup storage system or those of our third-party service providers are affected by such events, we cannot guarantee that you would be able to recoup your investment in the Participation Interests.

Investors will have no control over the Company and will not be able to influence our corporate matters.

The Participation Interests grant no equity interest in either GRE or Groundfloor to purchasers, nor do they give purchasers the ability to vote on or influence our corporate decisions. As a result, Groundfloor's shareholders will continue to exercise 100% voting control over all of our corporate matters, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of the Company or its assets.

The Participation Interests will not restrict our ability to incur additional indebtedness.

Groundfloor has substantially financed its operations through the issuance of convertible notes, which converted to shares of Series Seed Preferred Stock pursuant to the terms of the Note Conversion Agreement, dated December 5, 2014. If we incur additional debt after the Participation Interests are issued, it may adversely affect the creditworthiness of our Company generally and could result in the financial distress, insolvency or bankruptcy of the Company. As discussed above, the financial distress, insolvency or bankruptcy of the Company could impair your ability to receive the payments you expect to receive on your Participation Interests.

We are not subject to the banking regulations of any state or federal regulatory agency.

The Company is not subject to the periodic examinations to which commercial banks, savings banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to period review by any governmental agency. Moreover, we are not subject to banking regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Risks Related to the Tax Treatment of the Participation Interests

The U.S. federal income tax consequences of an investment in the Participation Interests are uncertain.

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Participation Interests or instruments similar to the Participation Interests for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Participation Interests as our indebtedness for U.S. federal income tax purposes. As a result of such treatment, the Participation Interests will have OID for U.S. federal income tax purposes because payments on the Participation Interests are dependent on payments on the corresponding Loan. Further, a holder of a Participation Interest will be required to include the OID in income as ordinary interest income for U.S. federal income tax purposes as the interest on the corresponding Loan accrues (which may be in advance of corresponding installment payments on the Participation Interest), regardless of such holder's regular method of accounting. This characterization is not binding on the IRS, and the IRS may take contrary positions. Any differing treatment of the Participation Interests could significantly affect the amount, timing and character of income, gain or loss in respect of an investment in the Participation Interests. Accordingly, all prospective purchasers of the Participation Interests are advised to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase and ownership of the Participation Interests (including any possible differing treatments of the Participation Interests).

The Participation Interests could be treated as contingent payment debt instruments for U.S. federal income tax purposes.

The Participation Interests could be subject to Treasury regulations under which they will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Should this occur, you may recognize interest income on the Participation Interests significantly in excess of the effective interest payments received thereon. Also, under these Treasury regulations, a U.S. holder generally will recognize ordinary income, rather than capital gain, on a sale, exchange, conversion, repurchase or redemption of a Participation Interest.

Our ability to make payments on a Participation Interest may be affected by our ability to match the timing of our income and deductions for U.S. federal income tax purposes.

Our ability to make payments on a Participation Interest may be affected by our ability, for U.S. federal income tax purposes, to match the timing of income we receive from a corresponding Loan and the timing of deductions that we may be entitled to in respect of payments made on the Participation Interests that we issue. For example, if the Participation Interests, but not the corresponding Loan, are treated as contingent payment debt instruments for U.S. federal income tax purposes, there could be a potential mismatch in the timing of our income and deductions for U.S. federal income tax purposes, which could affect our ability to make payments on the Participation Interests.

If the Internal Revenue Service disagrees with our characterization of the Participation Interests for tax purposes, our ability to make payments on the Participation Interests could be adversely affected.

The IRS is not bound by our characterization of the Participation Interests, and it could treat the corresponding Loan as a debt owed to the Company (with interest received being treated as taxable income to the Company) but treat the Participation Interests as equity (with interest payments being treated as nondeductible). Were this to occur, the Company would have taxable income without an offsetting deduction, and the additional tax obligations owed by the Company would reduce the cash available for payment of the Participation Interests. As a result, the Company could be unable to fully repay the Participation Interests even if the corresponding Loan Payments were repaid in full.

Risks Related to Compliance and Regulation

If we are required to register under the Investment Company Act or the Investment Advisors Act of 1940, or become subject to the SEC's regulations governing broker-dealers, our ability to conduct our business could be materially and adversely affected.

The SEC heavily regulates the manner in which "investment companies," "investment advisors," and "broker-dealers" are permitted to conduct their business activities. We believe we have conducted our business in a manner that does not result in the Company being characterized as an investment company, an investment advisor or a broker-dealer, as we do not believe that we engage in any of the activities described under Section 3(a)(1) of the Investment Company Act of 1940 or Section 202(a)(11) or the Investment Advisor's Act of 1940 or any similar provisions under state law, or in the business of (i) effecting transactions in securities for the account of others as described under Section 3(a)(4)(A) of the Exchange Act or any similar provisions under state law or (ii) buying and selling securities for our own account, through a broker or otherwise as described under Section 3(a)(5)(A) of the Exchange Act or any similar provisions under state law. We intend to continue to conduct our business in such manner. If, however, we are deemed to be an investment company, an investment advisor, or a broker-dealer, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would affect our business to a material degree.

Our Loan origination and servicing activities are subject to extensive federal, state and local regulation that could adversely impact our operations.

We must comply with regulatory regimes, including those applicable to mortgage lending transactions, various aspects of which are untested as applied to our Platform. Certain state laws generally regulate interest rates and other charges and require certain disclosures. In addition, other federal and state laws may apply to the origination and servicing of Loans originated through our Platform.

In particular, through the Platform, we may be subject to laws, including but not limited to:

- state laws and regulations that require us to obtain licenses to originate Loans or which may impose requirements related to Loan disclosures and terms, debt collection and unfair or deceptive business practices; the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant's income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act or any applicable state law;

- the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;

- the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts; and

- the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures.

We may not always have been, and may not always be, in compliance with these laws. Compliance with these laws is also costly, time-consuming and limits our operational flexibility.

Failure to comply with these laws and regulatory requirements applicable to our business may, among other things, have a negative impact on our ability to originate and service Loans or maintain our Platform. In addition, any non-compliance could subject us to damages, revocation of required licenses, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings and civil and criminal liability, which may harm our business and our ability to maintain our Platform and may result in Developers rescinding their Loans.

Where applicable, we seek to comply with state mortgage licensing, servicing and similar statutes. All of the Loans covered by this Offering Circular are for Projects located in jurisdictions where the Company can operate without the need for a license. We are aware that making Loans in other U.S. jurisdictions will trigger local licensing requirements. We plan to work with local counsel in such jurisdictions to determine whether any licenses are required and will seek to obtain such licenses and comply with the relevant regulatory requirements before facilitating Loans to Developers in any such jurisdiction. If we are found to not comply with applicable laws, we could lose one or more of our licenses or authorizations or face other sanctions or be required to obtain a license in such jurisdiction, which may have an adverse effect on our ability to continue to facilitate Loans through our Platform, perform our servicing obligations or make our Platform available to Developers in particular states, which may harm our business.

If our Platform was found to violate a state's usury laws, we may have to alter our business model and our business could be harmed.

The interest rates that are charged to Developers and that form the basis of payments to investors through our Platform must comply with the usury law of the jurisdiction where we originate each Loan. There is no uniformity among the states on the amount of interest that may be charged on commercial real estate lending. As a result, we must monitor the interest rate limitations imposed by each jurisdiction where we originate Loans to ensure compliance, which reduces our operating efficiency and may impact the attractiveness of our Loans to investors. In addition, if a Developer were to successfully bring claims against us for state usury law violations, and the rate on that Developer's Loan was greater than that allowed under applicable state law, we could be subject to fines and penalties, which could possibly result in a decline in our operating results.

Increased regulatory focus could result in additional burdens on our business.

The financial industry is becoming more highly regulated. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of senior management and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to lending. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be required to pass along those costs to our investors in the form of increased fees. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of commercial financing, which would adversely affect the viability of our business model.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE PARTICIPATION INTERESTS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTER(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Date of this Offering Circular: January 28, 2015

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitled "Risk Factors," "Description of the Company's Business," "The Participation Interests Covered by this Offering Circular," "Plan of Distribution" and "Use of Proceeds," contain forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the Company, risk factors, plans and projections. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular, including the Loan Summaries attached to, and incorporated by reference in, this Offering Circular, and the documents that we reference in this Offering Circular and have filed with the SEC as exhibits to the Form 1-A of which this preliminary Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INVESTOR SUITABILITY REQUIREMENTS

The Participation Interests offered under this Offering Circular may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (i) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (ii) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

Our Company

Groundfloor operates an online investment platform ("Platform") designed to source financing for real estate development projects. Through our Platform, investors can choose between multiple real estate development investment opportunities (each, a "Project") and developers of the Projects (each, a "Developer") can obtain financing. The intended focus of the lending program is the commercial market for lending to developers of residential and small commercial real estate projects owned and occupied by parties other than the Developer. Groundfloor was formed as a North Carolina limited liability company in January 2013 and converted to a North Carolina corporation in July 2013. Effective August 5, 2014, Groundfloor changed the domiciliary state of the corporation to Georgia and changed the company name to Groundfloor Finance Inc.

Groundfloor formed Groundfloor GA as a Georgia limited liability company and wholly-owned subsidiary of Groundfloor in August 2013 for the purpose of issuing Georgia Notes to residents of Georgia pursuant to the intrastate offering exemption under Section 3(a)(11) of the Securities Act and corresponding statutes, rules and regulations in Georgia. To date, Groundfloor GA has issued an aggregate of approximately $770,000 in Georgia Notes to registered visitors who are residents of Georgia in connection with 17 real estate development projects financed by commercial loans from Groundfloor GA to Developers in Georgia.

Groundfloor formed GRE as a Georgia limited liability company and a wholly-owned subsidiary of Groundfloor on August 5, 2014 for the purpose of offering one or more distinct series of Participation Interests (the "Participation Interests") pursuant to Regulation A (or available exemptions) under the Securities Act. Each series of Participation Interests corresponds to a different Project to be financed by a commercial loan from GRE (each, a "Loan"). For the specific terms of each series of Participation Interests offered under this Offering Circular, see "The Participation Interests Covered by this Offering Circular" below, the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and the form of Participation Agreement. Payment on each series of Participation Interests will be dependent upon our receipt of payments on (or applications of funds to) the corresponding Loan payment obligations ("Loan Payments"). In each case, the Developer is the borrower with respect to each Loan.

GRE has no operating history prior to the commencement of this Offering. During the foreseeable future, GRE expects its operations to be limited to origination and ownership of Loans and the issuance of Participation Interests corresponding to those Loans. Groundfloor maintains responsibility for GRE's day-to-day operations, including maintenance of investor accounts, servicing of Loans, marketing activities, maintenance of the technology for our Platform, and legal and administrative functions.

The Loans and Participation Interests

Generally, the Loans related to the Participation Interests to be offered by GRE range between $15,000 and $500,000, at interest rates that range, subject to applicable law, between 5% and 26%, and mature six months to five years from the date when the Loan is made. For the specific terms of each series of Participation Interests offered under this Offering Circular, see "The Participation Interests Covered by this Offering Circular" below, the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and the form of Participation Agreement. GRE will fund each Loan out of the proceeds of the sale of the series of corresponding Participation Interests.

The Loans will be administered by Groundfloor. The Loan Proceeds remain in the Developer FBO Account until disbursed pursuant to the terms of the Loan Agreement. We typically disburse amounts from the Loan Proceeds, less any fees and expenses included in the Loan Principal, to the Developer from time to time as Draws. We may (under limited circumstances, for instance if the Loan Principal is $50,000 or less or used for acquisition of a property) advance the full amount of the Loan Proceeds to the Developer on the origination date of the Loan. The Developer will use the Loan proceeds to complete the Project, repaying principal and interest (either as a balloon payment at maturity or on a monthly/quarterly basis) to GRE. GRE will then use these funds to make payments on the corresponding Participation Interests. It is expected that investors would profit solely from the interest earned on the Loan, as each holder of a Participation Interest will be entitled to its pro rata portion of the payments we receive of the corresponding Loan Payments, less any expenses we may incur in connection with collection. See "—GRE Fees and Expenses" below.

We will take out a lien on the real estate underlying each Project to secure the respective Developer's Loan Payments to us; however, investors in the corresponding series of Participation

Interests will not have any recourse against the Developer or against us except for the investors' pro rata Participation Interest in Loan Payments we secure from the Developer. For the specific terms of each series of Participation Interests offered under this Offering Circular, see "The Participation Interests Covered by this Offering Circular" below, the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and the attached form of Participation Agreement.

Example Loan and Projected Investor Return

By way of illustration, assume GRE approves an acquisition and construction Loan for funding with the following terms: $100,000 in principal amount, with a 10% interest rate over a 12-month term, and a balloon payment upon maturity. If the Developer elects to include our origination and servicing fees (of $4,000 or 4%) and closing expenses (of $1,000) in the Loan Principal, upon funding of the Loan by investors, the Developer's FBO Account would be credited with $95,000 (equal to the entire Loan Principal of $100,000 less the $5,000 in fees and expenses). Interest on the entire $100,000 would accrue during the 12-month term of the Loan, and at the end of that 12-month term (assuming there is no prepayment, modification or default by the Developer), the Developer would pay GRE a total of $110,000 (equal to the entire Loan Principal of $100,000, plus $10,000 of accrued interest). Following receipt of that payment from the Developer, GRE would promptly disperse to the investors who had purchased Participation Interests in the Loan their respective Participation Interest Payments (equal, in this instance, to their respective pro rata portion of the $110,000 Loan Payment received from the Developer). These payments are made directly into the investors' funding accounts maintained on our Platform. (See "—How Our Platform Operates—Funding Accounts" and "—Project Funding and Payment of Investor Returns" below.)

Background

Groundfloor has two types of customers: real estate developers who are in need of project financing, and retail investors looking for investment opportunities.

Real estate is a trillion dollar industry in the United States.[1] Real estate projects are financed through a variety of debt and equity transactions. We focus on financing real estate projects in the smaller market segments by providing debt financing. Our prototypical project is an unoccupied single family or multifamily renovation costing between $15,000 and $100,000 over six months to a year, to be sold upon completion. We offer term financing for the acquisition and development of real estate projects through the acquisition of land and/or an existing structure, for the purposes of new construction or renovation. We may also provide Loans (for projects that have completed construction) intended to refinance other term debt or equity.

We provide an opportunity for retail investors to gain exposure to real estate investments by creating an investment product backed by secured real estate loans. On a risk adjusted basis, it is our belief that our Participation Interests provide a competitive potential return for retail investors when compared to more conventional investment products.

Our Financing Model

Our business model serves as an alternative to, or substitute for, traditional sources of capital of financing for real estate projects with the aggregation of capital from investors using the Internet. Historically, real estate developers have utilized many sources of capital to finance projects, including

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[1] *GDP-by-industry*, BUREAU OF ECON. ANALYSIS, http://www.bea.gov/iTable/iTable.cfm?ReqID=51&step=1#reqid=51&step=51&isuri=1&5114=a&5102=15.

traditional bank loans, equity investments, personal loans or borrowings, etc. We offer an alternative source of capital for real estate development projects, but one that is flexible enough to cover all of the costs associated with a particular project or to work in tandem with more traditional financing arrangements.

We believe that the advantages of our method of real estate financing include:

- reduced project origination and financing request costs;
- lower interest rates for financing of real estate projects;
- attractive returns for investors;
- the opportunity to promote community redevelopment by investing in local real estate projects; and
- growing acceptance of the Internet as an efficient and convenient forum for investment transactions.

The Real Estate Project Development Process

A real estate project's timeline can be divided into the following stages: Project Identification, Project Execution, and Project Stabilization or Exit.

Project Identification. During this phase, a developer must commit working capital to identify potential projects. Typically, projects can involve new construction or rehabilitation of an existing building. During this phase, the developer incurs certain planning and development costs as it undertakes the process of:

- identifying a property to purchase for development or rehabilitation;
- creating a development plan for a given property;
- ensuring the feasibility of the development plan by checking zoning, tax records, undertaking environmental and engineering assessments, developing a construction plan and budget, etc.;
- engaging contractors for specific aspects of the work that may be outsourced by the developer;
- sourcing suppliers and vendors for materials and services in furtherance of development plan; and
- preparing information that will be required for a lender to underwrite project financing.

Project Execution. Once a project has been identified, the developer moves into the project execution phase. Financing arrangements may need to be put in place to cover the cost of acquiring the underlying property (such as the land for new construction or land and existing buildings(s) for rehabilitation or renovations).

Typically, real estate developers in the market segment that we address will utilize third-party engineering, procurement and construction services to complete projects. A general contractor, who is responsible for the majority of the work and the work undertaken by any subcontractors, is often engaged to complete the construction and development of a project. Alternatively, a Developer may act as general contractor and undertake all or a portion of the work or engage subcontractors to do so. During this phase, the developer needs capital to pay contractors for work, suppliers for materials, and vendors for other goods and services. Construction timelines may vary depending upon the project size, the demand for contractors and other skilled trades, the availability of materials, and the ability of the developer to secure and deploy capital to ensure continued work on the project. The completion of construction is also dependent on inspections by government regulators to ensure projects meet building codes and any other regulations that are applicable in a given jurisdiction.

Project Stabilization or Exit. Following completion of construction and certification that a completed project meets any applicable codes and regulations, the developer must arrange to repay any development or construction finance that exists on the project. Repayment of existing financing arrangements may also occur before a project is completed, such as when a developer decides to refinance the project to take advantage of more favorable interest rates or for other reasons.

If the project is to be stabilized, the developer may act as the landlord of the property and lease the property to use the rental income to repay financing obligations over time. The developer typically obtains a multi-year mortgage from a bank, and the proceeds of the new mortgage will be used to repay the existing construction loans. Banks may require the developer to find tenants for a completed project, although tenancy is not always a prerequisite for obtaining such financing. This is known as take-out or permanent financing, because the new bank mortgage takes out any construction financing and effectively becomes the primary debt obligation on the underlying property.

Alternatively, the developer may exit the project by selling it. If the developer decides to exit by sale, the property must be marketed. The proceeds of the sale will then be used to repay any financing that remains on the property. A less common exit strategy is for the developer to pay off any land acquisition or construction financing with cash. This cash may come from the sale of other properties in the developer's portfolio or it may be cash on hand.

Refinancing arrangements and property sales are subject to a detailed closing process, whereby current lenders on the property (such as GRE) must release any liens they hold in favor of the new lender or the purchaser. These types of closings can take several weeks to complete.

Financing Projects through our Platform

We offer term financing for the acquisition and development of real estate projects in which GRE makes a Loan to a real estate developer having a repayment term of six months to five years, at an annual fixed interest rate. The proceeds of this Loan may be applied toward the Project's acquisition and/or construction costs. We may also provide Loans (for projects that have completed construction) intended to refinance other term debt or equity. Where the GRE loan is used to refinance other capital, it will function as bridge financing, it being understood that the Developer will obtain permanent financing at a later date. We anticipate that bridge financing arrangements will not differ materially from the terms of our acquisition and development financing, except with respect to the maturity of the Loan. We expect bridge Loans to mature in three to five years.

The resulting Loans in all circumstances are secured by the underlying real estate assets owned by the Developer in connection with the particular Project. In most cases, our lien will be senior to the Developer's other financing obligations. See "The Participation Interests Covered by this Offering Circular" below for our lien position for each series of Participation Interests offered under this Offering Circular. We confirm our lien position by conducting a title search of the property and obtaining title insurance on the property in connection with closing of the Loans, requiring the Developer to represent and warrant in the Loan Agreement that there are no other encumbrances on the property and through various diligence steps undertaken in the course of our underwriting process. If we are underwriting a second tier Loan, we may let the Developer provide us the results of a title search performed, and title insurance obtained, by the first lienholder within a month of the submitted Application in lieu of performing a separate title search and obtaining title insurance. Developers typically use cash generated from the sale of a completed project or leasing arrangements, cash which comes from the proceeds of take-out or permanent financing provided by another lender or cash on hand to make Loan Payments.

How Our Platform Operates

Identification and Posting of Projects on Our Platform

The financing of a Project generally commences with a real estate developer requesting financing through our Platform. The Developer can go to a special landing page on our Platform it may obtain a "Quick Rate Quote" by inputting certain project details into a web-based form. Based on this information, the Developer will receive an estimated interest rate which represents the minimum interest rate GRE may offer. If the Developer is interested in pursuing a Loan through our Platform, it then registers with our Platform, agreeing to our Privacy Policy and Terms of Service. The Developer must then complete an on-line application ("Application") so the Project may be assessed and the Loan may be underwritten prior to being listed on and offered through our Platform. Along with the Application, the Developer must sign a Master Services Agreement. The Master Services Agreement obligates the Developer to supply truthful information to GRE in a timely fashion, and outlines the process from Application intake to listing a Project on our Platform.

The Application generally requests the following information from Developers:

- Background information about the Developer, including:
  - name and address;
  - business organization type;
  - jurisdiction and date of organization formation/number of years in business;
  - names, contact and background information of all company principals; and
  - whether the Developer has ever been foreclosed on or involved in litigation.

- Information about the Project, including:
  - legal address and a complete description of the property;
  - identity of any general contractors;
  - sources and uses, market data, blueprints, general contractor agreement, and project budget or Draw schedule;
  - description of any environmental risks related to the property (fire, soil erosion, etc.);
  - description of insurance held on the property;
  - description of any existing debt or encumbrances on the property;
  - amount of cash on hand to cover overruns; and
  - proof of insurance, title, studies, assessments, and Valuation Reports.

- Details about the financing being requested, including:
  - type of Project (acquisition, acquisition/rehabilitation, new construction/development, refinance, etc.);
  - detail of existing capital in the Project, current revenue and primary source(s) of financing;
  - Loan amount and repayment terms requested;

- after repair value ("ARV"); and
- projected start and completion dates and date funding is needed.

All information in the Application is collected via our Platform. The Developer electronically uploads copies of the documentation through our Platform. Our Loan Committee, currently comprised of Groundfloor's CEO, Mr. Brian Dally, its Executive Vice President, Legal and Regulatory, Mr. Nick Bhargava, its Director of Business Development, Mr. Jesse Dyer, and its Vice President of Customer Operations, Mr. Benjamin Armstrong (with input from a small group of real estate professionals who act as outside advisors to the Company and local real estate attorneys), will review the Developer's Application to determine if the Developer qualifies for consideration based on the quality of the Project, the current investor demand on our Platform and applicable regulatory restrictions.

If the Developer's Application clears the preliminary review, our Loan Committee begins a more detailed assessment of the Application to set the terms of the Loan we will offer, which dictate the terms of the corresponding series of Participation Interests to be offered through our Platform (see "—Our Loans to Developers—Evaluation of Project Applications" below). The amount financed for each Project generally ranges from $15,000 to $500,000, at annual fixed interest rates that range, subject to applicable law, between 5% and 26%, and the term of the financing typically ranges from six months to five years. The terms of our Loans with the Developers are governed by the Loan Documents. See "—Our Loans to Developers—Our Loan Arrangements" for more information about terms of the Loans we enter into with Developers.

Once a significant number of Projects to be financed are identified, we will file an offering circular with the SEC and NASAA identifying the corresponding series of Participation Interests to be qualified for offering under Regulation A. Once that offering circular is duly qualified, we will post on our Platform a Project Listing for each Project to commence offering the corresponding series of Participation Interests.

Information Made Available through the Loan Summaries and Project Listings

Loan Summaries. The information contained in the Loan Summary, when read together with this Offering Circular and the form of Participation Agreement, at commencement of the offering of a particular series of Participation Interests includes all of the information that we believe to be necessary in order for an investor to make an informed decision as to whether to invest in a particular series of Participation Interests. The Loan Summary provides investors information identifying the Project and the Developer and summarizes (i) the pricing terms of the Loan (and the corresponding series of Participation Interests being offered) and (ii) the data we used to conduct our risk profile assessment through our proprietary Grading Algorithm. (See "—Our Loans to Developers—Credit Risk and Valuation Assessment—Our Grading Algorithm.")

The Company believes that, in order to make an informed investment decision with respect to a particular series of Participation Interests, an investor needs to have access to the Offering Circular and the information that is summarized in the Loan Summary for that particular Project. Our goal is to provide this information to investors through a simple and streamlined disclosure process. At the time the Offering commences, the Loan Summary for each series of Participation Interests that we offer to investors consists of a summary and details page that identifies:

- basic information about the Project (including the address, type of financing (i.e. acquisition, renovation, new development, etc.), the name of the Developer (and its Principal(s)) and a brief description of the Project;

- the principal amount, interest rate and corresponding letter grade derived from our Grading Algorithm, term and repayment terms of the Loan;
- the lien position, the loan-to-value ratio based on the Valuation Report(s) we consider in the underwriting process, and ARV;
- the original purchase price and amount of equity or personal funds the Developer has committed to the Project (i.e., its "skin-in-the-game"); and
- the Developer's exit strategy or takeout financing details.

Each Loan Summary also identifies any investment risks specific to the Project and identifies any financing conditions that must be satisfied before the Loan will be funded (typically limited only to receipt of a clean title search; it being customary to obtain title insurance at closing of the Loan).

Upon commencement of the offering, the standard form of Participation Agreement applicable to all Offerings is attached to the Form 1-A; however, the Project Listing will include a hyperlink to the form of Participation Agreement (reflecting the corresponding terms) that investors will agree to if they elect to invest in the corresponding Participation Interests.

Project Listings. We post a Project Listing on our Platform to commence the offering of each series of Participation Interests. The Project Listing contains all of the information included in the corresponding Loan Summary outlined above as well as a hyperlink to a map of the location of the property and a hyperlink to the Developer's profile page, which features information such as a history of Projects the Developer (or its Principals) have done with our Company, a history of other projects completed outside of our financing arrangements, brief biographies of the Principals and other background information. From time to time, we may also post photographs of the property, floor plans, architectural drawings and renderings on the Project Listing. We find that information of this nature may be of interest to visitors to our site, as it helps them to visualize and to distinguish different Projects. We do not provide this information to investors as part of the Offering Circular or the Loan Summaries because we do not consider it material to a decision to invest in Participation Interests. We consider the background of the Developer in connection with our Grading Algorithm, but, at the point an investor is considering investing in a Participation Interest for a Project, that information has made its way through our Grading Algorithm and is already reflected in the grade assigned to the Project. Photographs, floor plans, architectural drawings and renderings are not required as part of our diligence process and are not material to our decision to fund a Loan. Often, such items are not available at the time of a funding decision and may only be provided prior to closing on a Loan. This information is made available to investors from time to time on the Project Listing for informational purposes only. In fact, an investor can obtain much of this additional information (e.g., maps, photographs of property, background information on Developers, etc.) independently through a simple internet search of the address of the property or the name of the Developer and its Principal(s).

As discussed in more detail above under "—Our Loans to Developers—Due Diligence and Authentication," when making a determination as to whether to underwrite a particular Loan, we consider the information provided to us by the Developer with their Applications, such as zoning applications, permits, environmental studies, proof of insurance, project assessment reports, budget/Draw schedule and material agreements with any general contractors or subcontractors. Since all of the Loans offered for financing through our Platform satisfy our basic qualifications and financing requirements, we do not provide investors access to all of the materials in our underwriting and due diligence process. We believe providing access to all of the information we review would prove overwhelming and confusing to investors. We may also receive financial statements and/or tax returns from a Developer in connection with the Application and underwriting process. Because most entities we make Loans to are set up exclusively to pursue one or a small number of projects, we do not believe this financial and tax information provides an accurate or complete picture of the financial condition of the Developer, its Principals or any affiliated entities, such as subsidiaries, parents, or sister companies. As a result, we generally do not make this information available to investors. We will not disclose the personal contact information, personal financial information or credit score of any Developer (or of its Principals) or any other information that may be protected by privacy laws.

As the offering of a particular series of Participation Interests progresses, we will update the Project Listing to track the number of investors who have committed to purchase Participation Interests to fund the Loan, the amount left to fund the Loan completely and the number of days left in the Offering Period for the specific Project (including any extension). We will also update the Project Listing to reflect the satisfaction of any of the closing conditions and to notify investors of the commencement of the Withdrawal Period and if this Offering Circular is suspended or the offering of a particular series of Participation Interests is terminated. See "—Project Funding and Payment of Investor Returns—Purchase of Participation Interests" below.

Investor Accounts

To begin investing on our Platform, a prospective investor must become a "registered visitor" by first registering on our Platform and creating an account with us. Individuals must be at least 18 years of age and a U.S. resident. When registering, the registered visitors must agree to Groundfloor's platform Privacy Policy and Terms of Service, including consent to receipt of disclosures electronically. To create an account, an individual must provide his or her name, address, and email address. An entity must provide the name of the entity, its address, and the name and email address of a contact person. Visitors must create a funding account and link their bank account information before any investments can made. Before tax forms can be prepared, registered visitors must input their social security number or taxpayer identification number.

Before a registered visitor may purchase one or more series of Participation Interests on our Platform, the registered visitor must consent to any applicable tax withholding statement and must agree to our rules, limitations, processes and procedures for originating, servicing and collecting Loans and for purchasing Participation Interests through our Platform. These provisions are collectively contained in the Investor Agreement and the terms and conditions attached thereto (the "Terms and Conditions"), the terms of service (the "Terms of Service") on our Platform and the privacy policy (the "Privacy Policy") on our Platform, which each registered visitor affirms to have read before purchasing any Participation Interests. Each purchaser must also agree to the terms of the Participation Agreement corresponding to the particular Loan and the Participation Interests they are purchasing. (We refer to the Investor Agreement, including its Terms and Conditions, the Terms of Service, Privacy Statement and any Participation Agreement you may enter into as the "Investment Documents.") In addition, prior to purchasing Participation Interests, a registered visitor must represent that he/she/it resides in a state where the Participation Interests are registered or qualified, satisfies applicable investor suitability requirements, and has read the entire Offering Circular, particularly the discussion of the risks associated with the investment in the securities covered by this Offering Circular discussed under the "Risk Factors" section.

Funding Accounts

Investors will be required to set up an account maintained on our Platform (a "funding account"). This funding account is a non-interest bearing demand deposit pooled account established at Wells Fargo "for the benefit of" Groundfloor Investors (the "Investor FBO Account"). While investor funds are comingled with funds from other GRE investors, the funds from each investor are separately accounted for on our ledger. No GRE or Groundfloor corporate funds are ever held or commingled with the assets of investors, in the Investor FBO Account. All investors are individually insured by the FDIC for funds held in funding accounts. There are no restrictions on funds held in the funding account, and GRE disclaims any economic interest in such funds.

Registered visitors must transfer funds from their bank accounts via ACH transfer into their funding accounts in order to make investments through our Platform. (See "—Project Funding and Payment of Investor Returns—Purchase of Participation Interests" below.) The funding account holds funds supporting an investor's commitments toward the purchase of Participation Interests and all payments with respect to the Participation Interests payable to the investor are deposited in the funding account. An investor must transfer funds held in its funding account to its own bank account to utilize the funds in any way other than investment in Participation Interests. An investor may transfer funds out of its funding account at any time, provided that such funds are not irrevocably committed to the purchase of Participation Interests. Investors may withdraw non-binding purchase orders at any time before the expiration of the Withdrawal Period by accessing their "Investor Dashboard" and making such request via email to us. Funds withdrawn before the expiration of the Withdrawal Period will be released and made available in the investor's funding account within 48 hours. Investors may withdraw uncommitted funds by accessing their "Investor Dashboard" on our Platform and selecting the option to move uncommitted funds held in the funding account back to their personal bank account. This transfer typically takes three to five business days to complete.

Investors place funds in their funding account by first authorizing an electronic transfer using the ACH network from the investor's designated and verified bank account (or other means that may be permitted by the Funds Transfer Agent (as defined below)) to their funding account. Currently, we have contracted with Balanced Inc. to be the funds transfer intermediary among investors, our Platform and accounts controlled by the Company (the "Funds Transfer Agent"). We may change the identity of our Funds Transfer Agent at any time. (See also "—Project Funding and Payment of Investor Returns—Purchase of Participation Interests—Funding Investor Accounts.")

Once authorized to do so, the Funds Transfer Agent transfers funds to be deposited into funding accounts to the Investor FBO Account maintained at Wells Fargo. Investors have no direct relationship with Wells Fargo in connection with the Investor FBO Account. GRE is the owner of the Investor FBO Account. However, GRE disclaims any economic interest in the assets in the Investor FBO Account and also provides that each investor disclaims any right, title or interest in the assets of any other investor in the Investor FBO Account. As stated above, no GRE or Groundfloor corporate funds are ever held or commingled with the assets of investors in the Investor FBO Account. The Investor FBO Account is FDIC-insured on a "pass through" basis to the individual investors, subject to applicable limits. This means that each investor's balance is protected by FDIC insurance up to the limits established by the FDIC. Other funds that the investor has on deposit with Wells Fargo, for example, may count against any applicable FDIC insurance limits.

Funds of an investor stay in the Investor FBO Account indefinitely unless the investor takes steps to transfer irrevocably committed funds out of its funding account. Such funds may include:

- funds in the investor's sub-account never committed to purchase Participation Interests;

- funds committed to the purchase of Participation Interests for which the underlying financing has not closed; or

- payments received from GRE related to Participation Interests previously purchased.

An investor must transfer funds held in its funding account to its own bank account to utilize the funds in any way other than investment in Participation Interests. Upon request, Groundfloor will cause the Funds Transfer Agent to transfer funds in the Investor FBO Account to an investor's verified bank account by ACH transfer, provided that such funds are not irrevocably committed to the purchase of Participation Interests. (See "—Project Funding and Payment of Investor Returns—Purchase of Participation Interests.")

Through our Platform, Groundfloor has made available an "Investor Dashboard" which allows each investor to view its cash positions in the Investor FBO Account, to track and report funds committed to purchase Participation Interests, as well as payments received from Developers, and to withdraw non-binding purchase orders (prior to expiration of the applicable Withdrawal Period) or uncommitted funds from its funding account. These website features are effectively virtual sub-accounts. These recordkeeping sub-accounts are purely administrative and reflect balances and transactions concerning the funds in the Investor FBO Account.

Account Servicing

Groundfloor is serving as GRE's agent for purposes of handling Developer payments to and from GRE and payments on Participation Interests issued by GRE. Heavy transaction volume into and out of the various accounts maintained by the Company could increase the risk of bookkeeping and recordkeeping errors. Because payments flow through our various financial intermediaries (such as the Funds Transfer Agent and Wells Fargo), there is an auditable trail of money movement, and, in the case of a bookkeeping error, Groundfloor and GRE believe they will be able to recreate transaction histories in order to correct the error. GRE maintains a sub-ledger with respect to each of its accounts that records all movements of funds into and out of each account, which GRE periodically reconciles with its own bank transaction history, as well as records on the Groundfloor Platform. Groundfloor performs nightly backups of its entire system, including Balanced transaction records and FBO account records on behalf of GRE.

Our Loans to Developers

Evaluation of Project Applications

We do not guarantee that financing will be made available to Developers who apply for Loans through our Platform. Obtaining a "Quick Rate Quote" does not obligate us to proceed further with any Developer. We may decline an Application and refuse to finance a particular Project, in our sole discretion and for any or no reason. Our diligence and underwriting process is similar to what a bank might undertake in determining whether to provide a home equity loan – first we undertake a preliminary assessment of an Application to determine whether or not it satisfies our basic qualifications and financing requirements. See "—Preliminary Assessment" below. Then we conduct additional analysis on those Applications that meet our basic qualifications and financing requirements using our proprietary Grading Algorithm to determine the minimum pricing terms (interest rate, maturity, repayment schedule, etc.) that we will accept. See "—Credit Risk and Valuation Assessment—Our Grading Algorithm" below.

Preliminary Assessment

Designed to identify those Projects that meet our basic qualifications and financing requirements, our preliminary assessment involves a general review of the information and materials received with the Application as well as supplemental materials we may obtain in the course of our diligence.

We impose automatic disqualification criteria on all Projects. Currently, potential Projects are automatically disqualified from financing through our Platform if:

- the Project is owner occupied. We do not finance owner-occupied residential projects, nor do we make Loans for any personal, family, or household purpose. All loans are commercial in nature;
- the Developer (or its Principals) has filed for bankruptcy within the past 12 months;
- the Developer or borrower is not a U.S. domiciled entity, organized in one of the 50 states;
- the principals of the Developer are not domiciled and resident in the U.S.;
- the principals of the Developer are younger than 18 years of age;
- the proposed loan term is longer than 5 years; or
- the property is currently in foreclosure, or subject to a foreclosure proceeding.

In addition, we consider the background of the Developer when making our preliminary assessment of Applications. Lower-risk Developers (and their Principals) do not have any criminal convictions and will not have been the subject of a court proceeding relating to their development business. As previously noted, we will not finance a Loan if a Developer (or its Principals) has filed for bankruptcy within the past 12 months. We also look for "clean" business assurance reports, as provided by major business assurance vendors, which means the report indicates neither the Developer nor its Principals have any tax liens, judgments, or other encumbrances, and have not been party to any adverse litigation. The Developer's repayment strategy may also impact our decision to finance a particular Loan. More appealing Projects have clear exit or stabilization plans. If a Developer expects to repay its Loan Payments through stabilization, it will need to have pre-sales or rental agreements in place or in process at financing. If a Developer expects to sell the property, it will need to have a credible marketing plan in place at financing or a purchaser already committed. We may review the terms of material agreements with contractors or suppliers and assess the Developer's construction plans or budget/Draw schedule. More favorable Projects have a clearly articulated construction plan and budget, with sufficient cash budgeted for cost overruns and delays. Costs will reflect local market conditions, and holdbacks will be used. We may review permits and consider zoning or restrictive use issues. Projects that do not require rezoning and are not subject to negative covenants or other restrictions may be viewed more favorably. In Projects where rezoning is required, we may make rezoning a condition to receive additional Draws from the Loan after advancing sufficient Loan Proceeds to begin the rezoning process. We may also consider environmental issues. More appealing Projects do not involve environmentally contaminated or environmentally sensitive lands. To the extent an environmental engineering report is required because of known local environmental issues, the Developer will have already completed such report and will have it available for underwriting. In areas that are prone to natural disasters (such as hurricanes), we may require the Developer to submit insurance and marketability assessments prior to approving the Project for funding.

In addition, we may decline to proceed with financing if a Project is of the type which we believe will not generate sufficient investor interest. Similarly, we may decide not to proceed with financing a Project if we do not believe there is sufficient market liquidity to fund the Project. Our Platform seeks to achieve a balance between the supply of capital and the demand for capital. Our Platform has excess supply when there are more investors seeking investment opportunities from Developers than there are Developers seeking financing for Projects. In this case, we will increase efforts to acquire more Developers for our Platform. Our Platform has excess demand when there are more Developers seeking capital than there are investors interested in making commitment. In this case we will reduce the number of Projects we put on our Platform until balance is achieved. We will also take into consideration whether there are state or federal regulatory issues that impact our ability to pursue financing a particular Project. For instance, some projects may benefit from being offered in certain jurisdictions. If we do not have the authority to offer in those jurisdictions in a timely fashion, we will not undertake to fund those Projects. Furthermore, we may not obtain regulatory approval in some jurisdictions in time to meet the needs of some Developers and will therefore not be able to fund those Projects.

Due Diligence and Authentication

We use commercially reasonable efforts to verify or authenticate certain information provided to us and representations made by Developers. We engage licensed attorneys and/or real estate professionals to assist in our due diligence and closing process. For every Loan we underwrite, we obtain a completed Application and a signed Master Services Agreement from Developers and review the materials provided to us by Developers. We use various data vendors such as Zillow, Trulia, Lexis, Dun & Bradstreet, etc., and access public records to verify the representations made by the Developer (and its Principals) and the actual property details. We conduct credit, criminal background, bankruptcy and legal judgment searches on the Developer and its Principals. For instance, we will obtain business assurance reports to ensure that neither the Developer nor its Principals have any tax liens, judgments, or other encumbrances and have not been party to any adverse litigation. We check state and local records to verify if the Developer's business entity is in good standing, to determine if the Developer is actually in possession of the property and if the property has been encumbered in any way. We also may obtain proof of insurance and marketability assessments from Developers when environmental concerns arise.

For each Loan, we obtain one or more valuation reports (such as an independent appraisal, a broker's price opinion (or "BPO"), property comparables (or "comps") or estimates from third-party data vendors (e.g., Zillow or Trulia) (collectively, the "Valuation Reports")), review a budget/Draw schedule (unless the Loan is for $50,000 or less or the entire amount is used for acquisition of a property) and, at or in connection with closing, obtain evidence of a satisfactory title search and corresponding title insurance on the property covered by the Loans. If we are underwriting a second tier Loan, we may let the Developer provide us the results of a title search performed, and title insurance obtained, by the first lienholder within a month of the submitted Application in lieu of performing a separate title search and obtaining title insurance. Decisions as to whether additional information may be sought are made by the Loan Committee.

When undertaking our diligence, we strive to source data from the most reputable and reliable vendors and resources, however, this data may not always be accurate or dependable. For example, Zillow and Trulia obtain their estimated property valuation through statistical analysis of historical data and current market information. There may be errors in the underlying data used in the calculation of these estimates, which could compromise the reported property valuation. Further, although we obtain third-party Valuation Reports on each property being financed by our Loans, the reliability of the data contained in those reports depends, in part, on the methods used to collect the data, the expertise of the third party that prepared the report, as well as the appropriateness of the valuation approaches and underlying assumptions that have been used to reach the conclusions presented. Valuation Reports are generally prepared solely for our use in connection with our Loan underwriting process by real estate professionals who are familiar with the market area of the subject Project, but market forces will dictate the ultimate value of any real property. The Company plays no role in the preparation of any Valuation

Report or any other materials provided by the Developer that may be referenced in a Project Listing, and, while we view the data contained in a Valuation Report as helpful, we do not use it as the sole basis for a funding decision.

Other than as discussed above, we do not independently verify the information provided by Developers during the Application process, and it may be inaccurate or incomplete. If information provided by Developers turns out to be false or misleading, you may lose part or all of the purchase price you pay for a Participation Interest. In general, information available on our Platform with respect to the Participation Interests being offered hereby are subject to Rule 10b-5 of the Exchange Act and to the liability provisions of the Securities Act. In this document, we advise potential investors as to the limitations on the reliability of this information and caution that an investor's recourse in the event this information is false may be limited. Consequently, an investor should base (and will represent to us that they have based) its decision to purchase the Participation Interests solely on its own evaluation and investigation of the Project and of the Developer, without any representation whatsoever by us.

Credit Risk and Valuation Assessment—Our Grading Algorithm

Once the Loan Committee identifies the Projects that meet our basic qualifications and financing requirements, the Loan Committee undertakes an assessment of the credit risk of the Developer and the valuation of the underlying Project using our proprietary Grading Algorithm to determine the minimum pricing terms (interest rate, maturity, repayment schedule, etc.) that we will accept.

Our Grading Algorithm is a proprietary mathematical framework that assigns a weighted score to the following factors:

(i) Developer Credit Quality – We assess a Developer's individual credit score (or the credit score of its Principals) because it acts as a proxy for their ability to service debt. Lower-risk Developers have good credit ratings (typically a FICO score above 700) from established credit rating agencies. The minimum credit rating we will accept for a Developer is a FICO of 500. We will only make exceptions if there are mitigating circumstances that greatly reduce the risk profile of an individual Project.

(ii) Developer Experience – Lower-risk Developers will have significant experience in real estate development (in terms of years and number of projects developed) and will have successfully undertaken projects of the type under consideration. Good credit candidates will usually have successfully completed at least three projects of the type they seek to finance. Developers who are in the business on a full time business are considered to be lower-risk candidates. We will consider financing first time developers or developers doing new types of projects, provided that the loan terms reflect the increased risks associated therewith.

(iii) Collateral Value – A Project's loan-to-value ratio represents a significant factor in our Grading Algorithm. Lower-risk Projects will have a greater market value than the amount of financing currently being sought from us. For low risk first lien Projects, the Developer's total Loan Principal will not amount to more than 50% of the market value of the property being used as collateral, as determined by a Valuation Report. Higher-risk first lien Projects have total Loan Principals that exceed 70% of the market value of the property being used as collateral. If we hold a junior lien, we will not finance properties where the total debt exceeds the market value of the property. We may also take a junior security interest where the Developer has pledged a personal guarantee on the Loan to us. We intend to comply with all real estate statutes and regulations with respect to loan-to-property value ratios, including the loan-to-value ratios set forth in California Business and Professions Code section 10232.3 if applicable.

(iv) Neighborhood Value – The location of a Project can impact valuation. For residential properties, lower-risk Projects will be in zip codes that have strong historical sales and strong purchase activity. We will also assess comparable sales in the same zip code, to the extent any exist. Low income neighborhoods with weak sales activity or neighborhoods with downward price trends represent higher risks and will be treated as such. We will consider similar factors for commercial properties, but also assess such properties for comparable rental data, turnover and rate of returns on existing structures as well as its accessibility and the amount of foot or car traffic the location receives.

(v) Developer Equity – We assess the initial value of the property and amount of equity or personal funds the Developer has committed to the Project. The Developer will own the property outright for lower-risk Projects. Higher-risk Projects are those where the Developer has borrowed against the property before coming to Groundfloor, and therefore is requesting a second lien loan, or Projects for which there are multiple equity owners in the underlying property.

Representing a quantifiable assessment of the risk profile of a given Project, the Grading Algorithm helps us compare the relative risks of certain quantifiable characteristics across properties. We use the Grading Algorithm to determine a proposed base-line interest rate which reflects the given risk profile of a Project when it is underwritten. The lower the risk profile, the lower the interest rate we will agree to with respect to a particular Loan.

The output of this algorithm is applied to an interest rate matrix, whereby a certain minimum interest rate corresponds to a letter grade, with grades ranging A through G. The letter grade is presented to investors as an easy way to assess the relative risks of one Project compared to another. The results of this exercise allow GRE to quantify and convey the risk profile of a given Project by setting an appropriate proposed interest rate, where the rate is associated with a letter grade.

The letter grade assigned to each Loan reflects, among other things, the overall risk of the Loan. In general:


A
B
C
D
E
F
G
Less
Risk
More
Lower expected returns
Lower expected loan losses
Lower interest payments
Higher expected returns
Higher expected loan losses
Higher interest payments

The Loan letter grade is the result of a proprietary formula that takes into account a combination of several indicators of the credit risk of the specific Project. As discussed previously, factors that determine the letter grade include the property value and quality of the Valuation Report (independent appraisal, BPO, comps, etc.), the desirability of the neighborhood and zip code as determined by aggregate market data (from vendors such as Zillow and Trulia), the experience, commitment and personal credit score of the Developer (or its Principal(s)), the amount of equity or personal funds the Developer has committed to the Project and the lien position (with senior positions being treated more favorably).

The loan-to-value ratio has a significant impact on the letter grade outcome. Higher grades are awarded for lower loan-to-value ratios. Based on the Project type, we have certain maximum loan-to-value ratios beyond which we will not accept. For rehabilitation of an existing structure, Loan Principal will not exceed 85% of the valuation. For Loans which are used for the combined acquisition and rehabilitation of an existing structure, Loan Principal will not exceed 85% of the valuation. For Loans on ground up, or new construction, Loan Principal will not exceed 100% of the value of the underlying land. For second lien loans of all kinds, Loan Principal will not exceed 80% of the valuation.

At this time, the standard annual fixed interest rates for each letter grade are as follows:

A	6.0%
B	9.2%
C	13.0%
D	15.6%
E	19.0%
F	23.4%
G	25.8%

These interest rates for a given letter grade represent the floor, or minimum amount we will offer to a Developer with respect to a Project, subject to applicable law. If the Application is approved, the final rate that the Developer actually pays may be increased, subject to applicable law, to make it more marketable and to help ensure that their Project receives funding.

Our Loan Arrangements

The terms of our Loans with the Developers are governed by the Loan Documents, including the Loan Agreement, a promissory note, certain mortgage instruments (including a deed of trust or similar security document) and other documents or instruments evidencing or securing the Loan. The exact documentation necessary to complete the Loan may vary on a case by case basis. We engage licensed attorneys and/or real estate professionals to assist in our due diligence and closing process. However, our form Loan Agreement and corresponding promissory note is based on standard industry agreements.

Through the Loan Agreement, the Developer makes representations and warranties to us as to the accuracy of any information provided to us in the course of applying for and receiving funding from GRE. We use commercially reasonable efforts to verify or authenticate such representations and warranties made by the Developer. See "—Our Loans to Developers—Due Diligence and Authentication."

The Loan Agreement structures the terms of the Loan, including the interest rate, the maturity date, the frequency of interest payments, and the budget and/or Draw schedule. These terms are reflected in the corresponding promissory note. When a Loan is subject to a Draw schedule (which is typically the case, but always used for Loans in excess of $50,000 unless the entire amount is used for acquisition of a property), the funds of the Loan stay in the Developer FBO Account, which is an account maintained at Wells Fargo titled in GRE's name "for the benefit of" GRE Developers. The Developer must submit requests for Draws by providing proof that certain agreed-upon requirements have been met. For example, if a Loan requires a Draw schedule, the Developer will submit a Draw request on a prescribed form to receive Loan funds. The request will contain a list of work that has been done, the amounts owed for such work, and to whom payment is owed for such work. At our election, we may require proof that the work has been done in the form of an invoice for the work to be submitted. We may additionally require picture and/or video evidence. If we are satisfied with the Draw request and any evidence submitted (invoice, pictures, etc.), we will remit payment either to the Developer or directly to the trades or vendors who are owed payment. Our preference is to pay trades and vendors directly where Draws are used, but our ability to do so is determined by the willingness of the trades or vendors to be directly paid by us. If the trade or vendor expects to be paid in cash, we will instead remit payment to the Developer, and the Developer will settle the invoice.

The Loan Agreement contains standard terms and conditions regarding default, bankruptcy, and other non-payment contingencies. A deed of trust, or similar instrument, is signed by the Developer in conjunction with the execution of the Loan Agreement and is further used to secure GRE's lien position.

We will hold all Loan Proceeds not advanced to the Developer on the loan origination date in the Developer FBO Account, which is a non-interest bearing demand deposit pooled account. All funds to be applied to the remaining Draws for a particular Loan are held in this Developer FBO Account until so advanced to the Developer. Developers have no direct relationship with Wells Fargo in connection with the Developer FBO Account. GRE is the owner of the Developer FBO Account. However, GRE disclaims any economic interest in the assets in the Developer FBO Account (other than as may be enforced through its security interest in the underlying Project) and also provides that each Developer disclaims any right, title or interest in the assets of any other Developer in the Developer FBO Account until disbursed to the Developer. We use a separate collection account (owned and titled in the name of GRE) maintained at Wells Fargo to hold the Loan Payments collected from Developers. The Loan Payments are then promptly moved (using intra-bank transfers) to the appropriate funding accounts of the investors in the corresponding Loans.

We will charge Developers origination and servicing fees (which typically range, on a combined basis, between 2% and 6% of the Loan Principal), which typically will be included in the total amount of the Loan. In addition, in some circumstances we may charge additional processing fees to the Developer or deduct a collection fee from any delinquent amounts that we are able to collect before distributing the remainder to holders of Participation Interests. Developers are also responsible for paying closing costs as well as the costs of obtaining the title search and title insurance. The Developer may elect to include these costs in the total amount of the Loan financed through our Platform. Typically, the combined costs of closing, title search, and title insurance range from $500 to $1,500. See "—GRE Fees and Expenses".

Loan Payments are secured obligations of the Developer. Loan Payments are generally secured by a first lien security interest in the assets owned by the Developer related to the specific Project, including the real property itself, any structures or buildings on the property, any materials purchased with Loan Proceeds for Project use and any improvements made thereon. We may agree, in some circumstances, to hold the junior security interest with respect to a particular Loan. For example, we may agree to hold a junior security interest on a new construction loan where a regulated banking institution is the senior secured lender, and where the total amount of debt on the property does not exceed the expected market value. We may also take a junior security interest where the Developer has pledged a personal guarantee on the loan to us. See "The Participation Interests Covered by this Offering Circular" below for our lien position for each series of Participation Interests offered under this Offering Circular. For Projects where we take a junior security interest, if any, the terms of that subordinated security interest will be clearly disclosed in this Offering Circular, the corresponding Loan Summary and Participation Agreement as well as on the corresponding Project Listing.

We do not currently charge any late fees. However, if a Developer defaults on the Loan before the maturity date, GRE will, in its sole discretion, seek to remedy the default. GRE may elect to assume operation of the Project, sell the Project or take other actions to recover payment on the Loan Payments. GRE may decide to do a "workout" with the Developer. This may include modifying the loan terms so the Developer is able to continue meeting its obligations to GRE. Typical modifications include extending the loan repayment period. If GRE elects to extend the loan term for a given period, GRE may charge a fee to the Developer and, subject to applicable law, will charge a penalty interest rate (of 2%) on any outstanding principal for the duration of the extension. The penalty interest rate will be passed on entirely to investors on a pro rata basis in the form of additional accrued interest to be paid along with the outstanding principal balance upon expiration of the extended repayment period. See "—GRE Fees and Expenses."

GRE may also elect to assign our rights under the Loan Agreement or sell the underlying promissory note to a third party (potentially at a discount) for payment of all or some of the outstanding principal of the Loan Payment. All proceeds collected as consideration for the assignment will be paid to investors on a pro rata basis, subject to GRE's deduction of any applicable liquidation fees and expenses. See "—GRE Fees and Expenses." GRE may also elect to commence a foreclosure proceeding, which is the commonly used legal remedy for default on an obligation that is secured by real property. Any funds GRE recovers as a result of such actions prior to maturity of the Participation Interests will be paid to the holders of the Participation Interests pro rata, net of any applicable collection fees and related expenses. Our payment obligations under the Participation Interests are unsecured, and investors do not have a security interest in the corresponding Loan Payments. Loans may generally be prepaid in whole or in part at any time without prepayment penalty.

Project Funding and Payment of Investor Returns

Purchase of Participation Interests

Participation Interests offered on our Platform are available for sale to registered visitors who (i) reside in states in which the Participation Interests are offered and meet applicable suitability requirements and (ii) have sufficient funds available in their funding accounts to make the desired investment. Once the Offering Period for a particular series of Participation Interests commences, it will remain open for 30 days (unless it is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors) up to a maximum of 45 days. During the Offering Period, information relating to a specific offering and instructions for purchasing the series of Participation Interests corresponding to a particular Project and Loan will be available on the corresponding Project Listing on our Platform.

Non-Binding Purchase Orders. A registered visitor may purchase a Participation Interest by opening the Project Listing on our Platform and indicating the amount he or she wishes to invest, subject to the maximum investment amount, if any, imposed on the offering. The registered visitor will then be prompted to confirm the "order" to purchase Participation Interests in the corresponding Loan. After such confirmation, the order serves as a pre-authorization to debit the investor's funding account. If the registered visitor does not have sufficient funds in its funding account, we will not process the order, however, the visitor will be prompted to link its bank account so the appropriate amount may be transferred to its funding account via ACH.

Funds that have been used to commit to this nonbinding purchase order remain in an investor's funding account but are set aside for the indicated purchase. No money is transferred from the investor's funding account at this stage. The orders do not represent binding obligations and will not become irrevocable until the expiration of the Withdrawal Period. Investors may withdraw their non-binding purchase orders at any time before the expiration of the Withdrawal Period by accessing their "Investor Dashboard" and making such request via email to us. Funds withdrawn before the expiration of the Withdrawal Period will be released and made available in the investor's funding account within 48 hours, after which time the registered visitor may elect to transfer such funds to his or her bank account or make a commitment towards a different Project.

The Withdrawal Period. Once (i) we receive sufficient non-binding orders to fully subscribe the Project and (ii) all of the financing conditions have been satisfied, we will notify (by email and through a notice on the Project Listing) those registered visitors who have completed non-binding orders for the Project that they have 48 hours to withdraw their funds (the "Withdrawal Period"). Funds may be withdrawn prior to the expiration of the Withdrawal Period by accessing the "Investor Dashboard" and making such request via email to us. Funds not withdrawn before the expiration of the 48-hour Withdrawal Period will automatically convert into binding and irrevocable commitments to purchase the Participation Interests in the corresponding Project and cannot be withdrawn or committed to purchase additional Participation Interests. Commitments to purchase Participation Interests made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn.

The Closing. After the expiration of the Withdrawal Period (and once the offering is fully subscribed with irrevocable funding commitments), we will work with licensed professionals to close the Loan and immediately fund the Loan by transferring to the Developer FBO Account funds debited from investors' funding accounts for such purposes (less any fees and expenses included in the Loan Principal) and issue the corresponding series of Participation Interests to investors. Participation Interests are issued electronically, in "book entry" form, by means of registration of each registered visitor's ownership in our records. The closing and funding of the Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. Investors will be notified (by email and through a notice on the Project Listing) when the Loan has been funded and the Participation Interests have been issued. Investors may also access this information on their "Investor Dashboard."

If the Offering of a series of Participation Interests is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release funds and made available in to their funding accounts. These funds are free to use and may be transferred back to the investor's bank account at any time.

Suspension of Offering Circular. In the event we are required to amend this Offering Circular after qualification as a result of any material changes to the information contained herein that is applicable to all series of Participation Interests being offered hereby, we will suspend all Offerings under this Offering Circular. We will notify (by email and through a notice on the Project Listing) those investors who have made a non-binding order or irrevocable funding commitment to purchase any series of Participation Interests covered by this Offering Circular, advising them that an amendment to the Offering Circular is pending and the Offering is suspended. Investors who have non-binding orders or irrevocable funding commitments towards the purchase of Participation Interests covered by the suspended Offering Circular may request that their commitment(s) be withdrawn from the Offering. In addition, once the amended Offering Circular has been posted on our Platform, we will give each registered visitor five business days to withdraw his or her non-binding order or irrevocable purchase commitment and will extend the Offering Period such that it remains open for at least ten business days following the posting of the amended Offering Circular.

Right to Cancel and Terminate Funding; Termination of the Offering of a Particular Series of Participation Interests. We may, in our sole discretion, remove a Project from the Platform and cancel or terminate, without liability, all investor purchase commitments relating to the corresponding series of Participation Interests at any time prior to funding the corresponding Loan. If, prior to the funding of a Project, we reasonably determine that a Developer's financing request contains materially inaccurate information (including unintended inaccuracies, inaccuracies resulting from errors by us, or inaccuracies resulting from changes in a Developer's income or credit profile between the date a Project is posted and the date that the Loan is to be funded) or was posted illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for purposes of fraud or deception, we may remove the Project from the Platform and cancel or terminate, without liability, all investor purchase commitments relating to the corresponding series of Participation Interests.

In addition, in the event we are required to implement a material change in the terms of a particular series of Participation Interests being offered under an Offering Circular, we may cancel or terminate the offering with respect to that particular series of Participation Interests (and the financing of the corresponding Loan) under such Offering Circular, as opposed to amending the Offering Circular and suspending all offerings covered by the Offering Circular.

In the event we cancel or terminate our offering of one or more series of Participation Interests (and the financing of the corresponding Loan), if you have a non-binding order or irrevocable funding commitment to purchase the cancelled or terminated series of Participation Interests, we will notify you (by email and through a notice on the Project Listing) that the Project Listing and the proposed financing of the corresponding Loan is cancelled or terminated. All funds previously committed towards the purchase of the cancelled or terminated series of Participation Interests will be returned to your funding account within 48 hours, after which time you may elect to transfer such funds to your bank account or make a commitment towards a different Project.

Making Commitments through Funding Accounts. Investors fund commitments through their funding accounts. Once an investor confirms the purchase order for a particular series of Participation Interests, the funds allocated for such investment are set aside in the investor's funding account. Purchase orders made prior to the expiration of the Withdrawal Period may be withdrawn at any time. Purchase orders made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn. We will not process a purchase order if there are insufficient funds in an investor's funding account. If an investor has insufficient funds in their funding account when making a purchase order, they will be prompted to fund their funding account with the difference via ACH transfer.

Purchase orders not otherwise withdrawn or made after the expiration of the Withdrawal Period are irrevocable, unless the offering is suspended or the offering of a particular series of Participation Interests is terminated before the corresponding series of Participation Interests are issued. Irrevocably committed funds may not be withdrawn from the funding account or committed to other Projects, unless we are required to suspend or otherwise terminate the offering of the series of Participation Interests as described above.

Funding Investor Accounts. All purchases are made from and repayments are made to investor's funding accounts on the Platform. Registered visitors may fund their funding account by linking their bank account and transferring money via ACH transfer, as provided by our third-party funds transfer agent, Balanced Payments. For example, when a visitor registers for an account and becomes a registered visitor and that visitor then elects to purchase a Participation Interest, that visitor will first be prompted to link their bank account and transfer funds to their funding account in order to complete the purchase. We may allow registered visitors to fund their funding account through other means, such as PayPal, BitPay, Google Wallet, or other online payment systems. If a funds transfer is required before completion of a purchase order, the purchase order will be completed as one action if there are sufficient funds in the bank account. Groundfloor is not responsible for any fees investors may be charged by their banking institution as a result of any transaction involving their funding accounts, including in which there are insufficient funds available to complete the transaction. We also reserve the right to pass through to the investor any fees we are charged as a result.

Servicing and Collection of Loans

Following the purchase of Participation Interests and the funding of the corresponding Loan, we will begin servicing the Loan. Groundfloor will act as GRE's agent for purposes of servicing each Loan. GRE will coordinate with Groundfloor to set up an automated accounting system to track payments received from the Developer. Groundfloor is responsible for billing, payment collection, debt status tracking, and all other tasks required to efficiently service the Loan. Loan Payments by the Developer are handled by debiting its bank account by ACH transfer or by wiring funds where the Loan agreement allows for balloon payments or non-amortizing payments. If the Developer elects to pay by check, we reserve the right to charge the Developer for any check processing fees we incur. We retain 100% of any check processing and other processing fees we receive to cover costs.

Groundfloor provides reports and other investor communications via electronic communication.

Groundfloor will act as GRE's agent for purposes of servicing payments with respect to the outstanding Participation Interests. When we receive a payment of a Loan Payment from a Developer, Groundfloor will make the corresponding payment on the Participation Interests on GRE's behalf. Loan Payments by the Developer are transferred to the funding accounts of the holders of the corresponding Participation Interests in proportion to their underlying interests in the Loan. We anticipate that it will take no more than five business days to complete the transfer of funds we receive from Developers as Loan Payments to the funding accounts of holders of corresponding Participation Interests. Groundfloor will only make these payments directly to the investor's funding account. Investors may not request that these payments be made directly to their bank account. An investor must transfer funds held in its funding account to its own bank account to utilize the funds in any way other than investment in Participation Interests. Upon request, Groundfloor will cause the Funds Transfer Agent to transfer funds in the Investor FBO Account to an investor's verified bank account by ACH transfer, provided that such funds are not irrevocably committed to the purchase of Participation Interests. Investors may make this request by accessing their "Investor Dashboard" on our Platform and selecting the option to move uncommitted funds held in the funding account back to their personal bank account. No fees are charged for this transfer.

When a Loan Payment is past due and payment has not been received, Groundfloor contacts the Developer on GRE's behalf to request payment. We may elect to grant the Developer an extension, which is a feature of the Loan Agreement. If that is the case, the extension carries penalty interest, all of which is passed on to investors. We may charge the Developer a servicing fee for the extension. Extensions are for up to one month, after which the Developer must either pay all outstanding principal and interest or request another extension. We do not expect to provide extensions beyond six months. Groundfloor may also work with the Developer to structure a new payment plan without the consent of any holder of the Participation Interests corresponding to that Loan. Under the terms of the Investor Agreement and the Participation Agreement, Groundfloor is required to service and collect Loan Payments in good faith, consistent with reasonable commercial standards of fair dealing. Each time a payment request is denied due to insufficient funds in the Developer's account or for any other reason, Groundfloor may assess (and retain) an unsuccessful payment fee to the Developer to cover any costs that result therefrom.

If a Loan becomes more than 30 days overdue, Groundfloor may identify the Loan on its website as "Late (31-60 days)," and may refer the Loan to its in-house collections personnel, which will attempt to bring the Developer current on its Loan Payment. If the overdue Loan cannot be resolved in this fashion, we may exercise our security interest and take possession of the assets of the Project. This may involve foreclosing on any real property pledged as the security interest. In order to recover amounts due under the Loan, when we are able to take possession of the secured asset, we may sell the Project assets and repay the Participation Interest out of the proceeds of the sale. Alternatively, we may assign our rights under the Loan Agreement or sell the underlying promissory note to a third party (potentially at a discount) for payment of all or some of the outstanding principal of the Loan Payment. All proceeds collected as consideration for the assignment will be paid to investors on a pro rata basis, subject to GRE's deduction of any applicable liquidation fees and expenses. Each investor's right to receive principal and interest payments and other amounts in respect of that Participation Interest is limited in all cases to the holder's pro rata portion of the amounts received by Groundfloor in connection with the Loan, including, without limitation, all payments or prepayments of principal and interest, subject to fees and charges retained by Groundfloor. Investors are able to monitor the payment status of a Loan as "Current," "Late" (followed by the number of days late), or "Defaulted" but cannot participate in or otherwise intervene in the collection process.

GRE's normal collection process changes in the event of a Developer's bankruptcy. When GRE receives notice of the bankruptcy, as required by law, it directs Groundfloor to cease any and all automatic payments on the Loan and defers any other collection activity. Groundfloor will put a freeze on any funds held in the Developer FBO Account on behalf of such Developer. The status of the Loan, which the relevant investors may view, switches to "Bankruptcy." If GRE is in a senior secured position, it will execute its rights to the fullest extent to recover funds in any subsequent bankruptcy proceeding, which may include the filing of a proof of claim and attempts to obtain relief from stay to foreclose on the assets that secure the Loan. We may pursue additional relief beyond the proof of claim, depending upon certain factors including our view of the costs and benefits to us of any proposed action. Notwithstanding our security interest, in the event of the Developer's bankruptcy, if the Developer has other creditors senior to GRE, the bankruptcy court may refuse to grant relief from stay to enable us to foreclose on the Developer's assets, including funds that are set aside in the Developer's sub-account in the Developer FBO Account. Moreover, if an existing mortgage lender to the Developer has foreclosed on the Developer's property, we may be unable to gain access to the premises to take possession of any underlying materials which may be part of our security interest.

GRE Fees and Expenses

Developers. GRE passes along various fees to Developers, and the Company incurs certain expenses in connection with its closing and loan administration services. For all Loans, we charge an origination fee and a servicing fee. The origination fee ranges from 1% to 5% of the principal loan amount sought. The servicing fee is charged annually and ranges from 0% to 5% of the principal loan amount sought. In most instances, our origination and servicing fees (which typically range, on a combined basis, between 2% to 6% of the principal loan amount requested by the Developer) are included in the total amount of the Loan financed through our Platform. Less frequently, a Developer will directly pay the origination and servicing fees to us at closing.

Developers are also responsible for paying closing costs as well as the costs of obtaining the title search and title insurance. The Developer may elect to include these costs in the total amount of the Loan financed through our Platform or may directly pay these expenses at closing. Typically, the combined costs of closing, title search, and title insurance range from $500 to $1,500. We may also incur check processing or administrative fees in connection with facilitating Draw payments or other disbursements of loan proceeds. We may elect to charge the Developer for any check processing fees we incur and will retain any such reimbursements.

We do not currently charge any late fees; however, if a Developer defaults on the Loan before the maturity date or requests to modify the maturity date (a loan extension), GRE may agree to modify the loan terms so the Developer is able to continue meeting its obligations to GRE. GRE may charge the Developer a fee (ranging from 0.5% to 2% of the principal loan amount) for such modification, which it will retain. Modifications are made on a 30-day basis, and further consideration requires a new request for modification. In addition, we may apply a penalty on the Loan and increase the interest rate by an additional 2%, subject to applicable law, in the event of an extension or modification. The penalty interest rate will be passed on entirely to investors on a pro rata basis in the form of additional accrued interest to be paid along with the outstanding principal balance upon expiration of the extended repayment period. Alternatively, GRE may elect to assign our rights under the Loan Agreement or sell the underlying promissory note to a third party (potentially at a discount) for payment of all or some of the outstanding principal of the Loan Payment. All proceeds collected as consideration for the assignment will be paid to the holders of Participation Interests on a pro rata basis, subject to GRE's deduction of any liquidation fees and expenses incurred in connection with collection efforts. GRE may also elect to commence a foreclosure proceeding, which is the commonly used legal remedy for default on an obligation that is secured by real property. Any funds GRE recovers as a result of such actions prior to maturity of the Participation Interests will be paid to the holders of the Participation Interests pro rata, net of any applicable collection fees and related expenses.

Developer Fees and Related Expenses

Type of Fee	Amount of Fee/Expense	Application of Fees
Origination and Servicing Fees	Typically ranging (on a combined basis) from 2% to 6%	Fee will be charged to each Developer and retained by GRE. Total fees typically included in total amount of the Loan funded on our Platform or paid directly by the Developer at closing.
Closing Expenses	$500 to $1,500	Charged to Developer. Fee is typically included in total amount of the Loan funded on our Platform or paid directly by Developer at closing.
Check Processing Fee	$15 to $35	Fees passed through to Developer and retained by GRE.
Loan Modification Fee	Ranging from 0.5% to 2%	Fee charged to Developer and retained by GRE.
Penalty Interest Rate	An additional 2%, subject to applicable law	Additional interest paid by Developer and passed through to investors on a pro rata basis
Collection Fees and Expenses	Variable	Retained by GRE.
Funds Received in Assignment and Foreclosure	Variable	All funds received by GRE (less expenses) are passed through to investors on a pro rata basis. GRE retains expenses relating to such activities.

Investors. We do not currently charge investors fees in connection with our offerings or the use of our Platform. Groundfloor reserves the right to begin charging fees at any time, provided that any such change will take effect with respect to the first month after the change is posted on our Platform. The Fund Transfer Agent charges us fees for the use of its services. Generally, when transferring investor money used for investments, we are charged 1% of the transfer amount, plus $0.30 per transfer, capped at $5 total. For money repaid to investors, we are charged a flat fee of $0.25 per transfer. We do not currently pass through to investors any of the fees the Funds Transfer Agent charges for the use of its services; however, we reserve the right to begin doing so at any time. In the event we begin passing through these servicing fees, we will post such fees on our Platform, and such change will take effect with respect to the first month after the change is posted on our Platform. Groundfloor is not responsible for any fees investors may be charged by their banking institution as a result of any transaction in which there are insufficient funds available to complete the transaction. We also reserve the right to pass through to the investor any fees we are charged as a result.

Investment Documents

General Overview

Before purchasing any series of Participation Interests, registered visitors must agree to our Investor Agreement, including the terms and conditions attached thereto (the "Terms and Conditions"), the terms of service (the "Terms of Service") on our Platform and the privacy policy (the "Privacy Policy") on our Platform and the Participation Agreement relating to that particular series of Participation Interests. The Investor Agreement, together with the Terms and Conditions, governs the general rights and obligations in connection with investing in Participation Interests through our Platform. Under the Investor Agreement, Groundfloor provides the investor the opportunity to participate in the financing of Projects through the purchase of Participation Interests. At the time a commitment to purchase a Participation Interest is made, we also ask each registered visitor to agree to the terms of the corresponding Participation Agreement, which governs the offer and sale of a particular series of Participation Interests as well as the specific rights and obligations of purchasers of that series of Participation Interests and of GRE. The provisions of the Investor Agreement and Participation Agreement should be read in conjunction with each other; however, the Participation Agreement supersedes the terms of the Investor Agreement in the event of any inconsistency between the two agreements. See "General Terms of the Participation Interests" for a more detailed discussion of the terms of the Participation Agreement.

The Investor Agreement limits the investor's right to collect or attempt to collect from any Developer, directly or through any third party, any amount owing under any of the investor's Participation Interests or on any of the Loan Payments that correspond to the investor's Participation Interests. The investor also consents to receive electronically all documents, communications, notices, contracts, and agreements, including any IRS Form 1099, arising from or relating in any way to his or her or our rights, obligations or services under the Investor Agreement and use of our Platform. In the Investor Agreement, the investor acknowledges that the Participation Interests are intended to be debt instruments issued by GRE that have original issue discount ("OID") for U.S. federal income tax purposes and agrees not to take any position inconsistent with that treatment of the Participation Interests for tax, accounting, or other purposes, unless required by law. The investor also acknowledges that the Participation Interests will be subject to the OID rules of the Internal Revenue Code, as described below under "Material U.S. Federal Income Tax Considerations—Taxation of the Participation Interests—Taxation of Payments on the Participation Interests".

Acknowledgements, Representations, and Warranties

The Investor Agreement describes the limitations on payments on the Participation Interests, and the investor acknowledges that, among other things:

- it is prepared to bear the risk of loss of his or her entire purchase price;
- payment on the Participation Interests, if any, depends entirely on the receipt of Loan Payments by GRE in respect of the corresponding Loan;
- GRE and Groundfloor do not warrant or guarantee in any manner that the investor will receive all or any portion of the principal or interest the investor expects to receive on any Participation Interest or that the investor will realize any particular or expected rate of return; and

- the amount received on a Participation Interest, if any, is specifically restricted to payments made by the issuer equal to the Loan Payments received by the Developer in connection with the corresponding Loan.

Under the Investor Agreement, the investor represents and warrants to Groundfloor and GRE that, among other things:

- the investor meets minimum financial suitability standards and any maximum investment limits established for our Platform, as then in effect, for residents of the state in which the investor resides and agrees to provide Groundfloor with any additional documentation as it may require to verify such compliance;

- the investor acknowledges that the Participation Interests will not be listed on any securities exchange, there will be no trading platform for the Participation Interests, any trading of Participation Interests must be conducted in accordance with federal and applicable state securities laws, any investment in the Participation Interests will be highly illiquid and such investor should be prepared to hold the Participation Interests until the underlying Loan matures;

- the investor has complied in all material respects with applicable federal, state and local laws in connection with the investor's execution and performance of the investor's obligations under the Investor Agreement;

- the investor has the power and authority to enter into the Investor Agreement; and

- the investor has consulted its own legal, accounting, regulatory and tax advisors to the extent such investor has deemed appropriate.

Under the Investor Agreement, GRE represents and warrants to the investor that, among other things, it has complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the Participation Interests.

The investors also acknowledge and agree that the purchase and sale of the Participation Interests is an arms'-length transaction and that Groundfloor is not acting as the investor's agent or fiduciary nor does it assume any advisory or fiduciary responsibility in favor of the investors in connection with the Participation Interests or the Loan Payments corresponding to the Participation Interests.

Servicing

The Investor Agreement provides that Groundfloor will use good faith efforts to service and collect on the Loan Payments. The Investor Agreement also provides that Groundfloor will service all Participation Interests and all Loans both before and after default. Any amounts received by Groundfloor on such Loans (less fees and expenses retained by the Company) will be forwarded to the holders of the corresponding Participation Interests in accordance with the terms of the Participation Agreement. In servicing such obligations, Groundfloor may, in its discretion, utilize affiliated or unaffiliated third-party loan servicers, repossessors, collection agencies or other agents or contractors.

Marketing

Groundfloor attracts investors to its website, www.groundfloor.us, through a variety of sources. The main marketing channels we use are online channels, such as search keyword advertising, ad units on social media platforms; website banner ads; online videos hosted on media sites, on our own website, and on social networks; print media; and radio media. Groundfloor also maintains an active presence on prominent personal and professional online social networking communities, such as Facebook, LinkedIn, and Twitter. Advertising messages and the online content we produce encourage potential investors to learn more about our business and our Platform we operate. Visitors to the Groundfloor website are encouraged to join our investor community by registering for an account, which is the first step in being able to invest in the Projects. Communications with community members by email and via our website provide information about micro-lending in real estate, developments with our website, company and industry news, and specifics about the investment process. We restrict our communications about specific investment opportunities or Projects we have available on our Platform in order to comply with state and federal securities regulation. We conduct customer surveys to determine the level of investor satisfaction and to identify issues our registered visitors are having with our products and services. Surveys are usually distributed by email. We will call customers at their request if they require information about our business and any investment opportunities on our Platform.

Technology and Data Security

Overview

We operate Groundfloor's website and services through a cloud-based platform. Groundfloor owns, operates and maintains elements of this system, but significant portions are operated by third parties that Groundfloor does not control. In particular, our website and database supporting services are hosted by Heroku, Inc. ("Heroku"). Heroku provides Groundfloor with a redundant, distributed and scalable hosting environment. Groundfloor also leverages other industry partners, including Amazon Web Services ("AWS"). AWS provides a suite of auxiliary services we use to supplement our website. In particular, AWS provides image and document storage, distributed domain name system and bulk email services. We pay a monthly subscription fee for both services, which are subject to click-wrap, standard form agreements. Both Heroku and AWS have the right to terminate our agreements for cause and, should they do so, our business will be materially impacted because our website or critical components of our website (and thus, our Platform) will cease to operate until we can find an alternative service provider. Groundfloor backs up all customer data daily and replicates within its cloud infrastructure via an encrypted connection. Both Heroku and AWS have backup copies of the data we upload to them, which is stored in many redundant locations around the world. Groundfloor continuously monitors the performance and availability of the Platform by leveraging independent third parties with checkpoints from around the world. We aim to provide maximum uptime for our visitors by leveraging cloud infrastructure and through independent monitoring.

Groundfloor has built a high scalable, multi-tier, redundant marketplace for investors and developers. All code that makes up the website and supporting services is stored using industry best practices and leading version control provider Github, Inc. ("Github"). We pay Github a monthly subscription fee for this service and, should Github terminate its agreement with us for cause, our business would be materially impacted because we no longer have infrastructure through which to develop our code base. We would have to find an alternative provider. Groundfloor leverages Github's features and agile development practices to collaborate and build our product in a rapid, scalable and repeatable way.

Payment information and transactions are processed and recorded by our Funds Transfer Agent. All of our communications with our Funds Transfer Agent and other banking institutions occur over a 128 bit Secure Sockets Layer ("SSL") encrypted connection. Payment methods are tokenized and stored on the Funds Transfer Agent's Industry compliant infrastructure. Sensitive customer information is encrypted before it is stored within our relational database along with other customer, accounting and investing records. The Funds Transfer Agent and Wells Fargo keep a record of all funds that go into or out of our accounts held with such entity. We keep records of the same in our Platform database. We periodically reconcile the two sets of data to ensure accounting accuracy.

Data Integrity and Scalability

Communication to and from our Platform is transferred via the SSL protocol and a 128-bit SSL key provided by GoDaddy.com using the latest SHA-2 (2048-bit encryption) cryptographic algorithms. Information provided by investors is stored in a cloud-provided PostgreSQL relational database. Sensitive information acquired from our registered visitors is encrypted before saving to our database using RSA 2048-bit symmetric-encryption keys. Private and public keys are stored in separate locations for maximum privacy and keys can be rotated every 12 months to conform with today's top security practices. Only the officers of the Company have access to customer data, and employees must request credentials to access this data and may only do so in the course of their duties.

The main database for groundfloor.us is backed up at least once a day and stored offsite. All source code and production keys are stored in multiple locations to ensure no single point of failure. Access to data and systems is controlled by Groundfloor and leverages multiple security mechanisms to reduce the chance of a security breach. All access measures and accounts are reviewed every six months. All shared accounts are required to have a password change every six months to ensure a secure controlled environment.

Competition

There are a number of existing online investment platforms, of which the leading platforms are offered by LendingClub and Prosper Marketplace. While LendingClub and Prosper Marketplace have a national presence, they are not able to transact business with lenders in all U.S. States, and neither of these platforms focuses specifically on funding real estate projects.

In the real estate space itself, there are two leading platforms, Realty Mogul, based in California, and Fundrise, based in Washington, D.C. Realty Mogul provides equity real estate investment opportunities for mid to large projects and exclusively serves accredited investors. Fundrise provides both equity and debt investment opportunities in real estate and serves both accredited and unaccredited investors, but focuses on mid-tier developers doing seven to eight figure projects.

In general, the Company faces competition from existing financial institutions that lend to real estate developers, such as banks and specialty lenders (also known as hard money lenders). The commercial lending market for real estate lending in general and lending to single-family, multi-family, and small commercial projects in particular is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume on our Platform. If our financing model achieves broad success, additional competitors are likely to enter the market. The crowdfunding provisions enacted in Title III of the JOBS Act and the Regulation "A+" provisions enacted in Title IV of the JOBS Act, when fully implemented by the SEC, are likely to lower the barriers to entry for financial services platforms and may draw a significant number of competitors into the marketplace.

Increased competition could result in reduced volumes, reduced fees or the failure of our Platform to achieve or maintain more widespread market acceptance, any of which could harm our business. If any of our principal competitors or any major financial institution decided to compete vigorously for our customers, our ability to compete effectively could be significantly compromised and our operating results could be harmed. Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we have available and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Our competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships. These competitors may be better able to develop new products, to respond more quickly to new technologies and to undertake more extensive marketing campaigns. Our industry is driven by constant innovation. If we are unable to stay competitive and innovative, the demand for the products and services we offer through our Platform could stagnate or substantially decline.

Government Regulation

U.S. State and Federal Securities Laws

The Participation Interests offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the SEC and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The Participation Interests being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this Offering. The Offering and proposed sale of Participation Interests described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Equal Credit Opportunity Act

The federal Equal Credit Opportunity Act ("ECOA") and the regulation issued by the Federal Reserve Board implementing the ECOA, Regulation B, prohibit discrimination in any aspect of a credit transaction on the basis of race, color, religion, national origin, sex, marital status, age (with certain limited exceptions), because all or part of the applicant's income derives from any public assistance program, or because the applicant has in good faith exercised any right under the Consumer Credit Protection Act. Groundfloor and GRE comply with the ECOA's nondiscrimination requirements.

Electronic Fund Transfer Act and NACHA Rules

The federal Electronic Fund Transfer Act ("EFTA") and Regulation E, which implements it, provide guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts. In addition transfers performed by ACH electronic transfers are subject to detailed timing and notification rules and guidelines administered by NACHA. Most transfers of funds in connection with the origination and repayment of the Loans are performed by ACH. We obtain necessary electronic authorization from Developers and registered visitors for such transfers in compliance with such rules. Transfers of funds through our Platform are executed by Balanced and conform to the EFTA, its regulations and NACHA guidelines.

Electronic Signatures in Global and National Commerce Act/Uniform Electronic Transactions Act

The federal Electronic Signatures in Global and National Commerce Act ("E-SIGN") and similar state laws, particularly the Uniform Electronic Transactions Act ("UETA"), authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures. E-SIGN and UETA require businesses that want to use electronic records or signatures in consumer transactions to obtain the consumer's consent to receive information electronically. When a Developer or potential investor registers on our Platform, we obtain his or her consent to transact business electronically and maintain electronic records in compliance with E-SIGN and UETA requirements.

Lending and Usury Regulation

We must comply with regulatory regimes, including those applicable to mortgage lending transactions, various aspects of which are untested as applied to our Platform. Certain state laws generally regulate interest rates and other charges we can impose and require certain disclosures. In addition, other federal and state laws may apply to the origination and servicing of Loans originated through our Platform. We believe we structure our Loans to Developers in accordance with licensing or other requirements applicable to us. To that end, we do not make Loans to finance owner-occupied residential projects, which may include a building with a small number of residential "units." We also require that Developers represent to us that the property will not be used as a residence by the Developer and that the proceeds of the requested Loan will be used for business purposes and not for personal, family or household purposes. We may also adjust the interest rates charged on Loans to comply with applicable usury restrictions. If necessary, we will obtain required licenses in a particular jurisdiction before facilitating Loans in such jurisdiction, or, if we determine not to obtain such license, we will not originate Loans in that particular jurisdiction.

Foreign Laws and Regulations

We do not permit non-U.S. residents to register as members on our Platform, and we do not operate outside the United States. Therefore, the Company is not subject to foreign laws or regulations.

Employees

GRE does not have any employees. Groundfloor currently has eight full-time employees and no part-time employees.

Properties

The Company does not currently own any property. Our headquarters are located in Atlanta, Georgia, where Groundfloor currently leases office space under a month-to-month lease.

The Projects

The specific details of each series of Participation Interests being offered under this Offering Circular are set forth in "The Participation Interests Covered by this Offering Circular" below. See also the corresponding Loan Summary, which are attached and incorporated by reference into this Offering Circular, and the form of Participation Agreement. All of these materials are available on the corresponding Project Listing on our Platform.

Date of this Offering Circular: January 28, 2015

CAPITALIZATION

The following table reflects the capitalization of Groundfloor as of December 31, 2013 (audited) and as of the most recent balance sheet date of October 31, 2014 (unaudited). The table is not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings or the Initial Closing of the Series Seed Financing.

The historical data in the table is derived from and should be read in conjunction with our consolidated financial statements for the period from our inception (January 28, 2013) until December 31, 2013, included in this Offering Circular. You should also read this table in conjunction with the section entitled "Management Discussion and Analysis".

	Amounts Outstanding as of October 31, 2014 (unaudited)	Amounts Outstanding as of December 31, 2013 (audited)
Debt:		
Convertible notes payable (interest rate of 8%)	$ 1,050,000	$ 165,000
Shareholder loan (interest rate of 5%)	$ -	$ 11,061
Total debt	**$ 1,050,000**	**$ 176,061**
Stockholders' Deficit:		
Common stock, no par	$ 6,620	$ 590
Additional paid-in capital	$ 9,706	$ 996
Less: Stock subscription receivable	$ (560)	$ (560)
Accumulated deficit	$ (1,003,802)	$ (135,471)
Total stockholders' deficit	$ (988,036)	$ (134,445)

Number of common shares authorized: 5,000,000
Number of common shares reserved for issuance upon exercise of options: 125,000

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

GRE FINANCIAL INFORMATION

GRE was formed in April 2014 and has had minimal operations prior to the Offering contemplated by this Offering Circular. In August 2014, Groundfloor made an initial capital contribution of $100. As a result of that capital contribution, as of August 5, 2014, GRE had assets of $100 and liabilities of $0.

MANAGEMENT

Groundfloor Finance Inc. is the sole member and manager of GRE, the issuer. We set forth certain information with respect to the management of Groundfloor and GRE, as indicated below. The following discussion reflects the completion of the Initial Closing of the Series Seed Financing, which occurred on December 5, 2014.

Biographies of Directors, Executive Officers and Significant Employees of Groundfloor

Benjamin Armstrong (33) has served as Groundfloor's Vice President of Customer Operations since September 2013. Prior to joining the Company, he served as Director of Product Management for Republic Wireless, a division of Bandwidth.com, beginning August 2012, where he developed a new pricing and merchandising strategy, owned the product roadmap and business plan execution, and led a cross-functional team of eight team leads in weekly meetings to execute on product strategy. As the Director of Strategy, Business Development and Finance for Bandwidth.com from April 2011 to October 2011, Mr. Armstrong helped create the business model for the company, identified and established key current and future strategic priorities and opportunities including understanding of customer and market trends across the Internet, media and technology sectors, and established the profitability roadmap to drive overall strategy and operational objectives. As an Investment Banking Associate in the Consumer & Retail Group of Bank of America Merrill Lynch from July 2010 to February 2011, Mr. Armstrong assisted clients in the areas of merger and acquisition and LBOs, share repurchase programs, dividend policies, equity offerings and debt offerings in addition to managing teams of one to two analysts on different deal assignments. Mr. Armstrong received a Masters in Finance from London Business School in 2010, a MBA from Emory University in 2009, and a BA in Biology from the University of North Carolina at Chapel Hill in 2003.

Nick Bhargava (30) is a co-founder of the Company, has served on the Board of Directors of Groundfloor and as its Secretary since its inception. Mr. Bhargava was also named Executive Vice President, Legal and Regulatory in July 2014. Mr. Bhargava completed a Practicum with SciQuest Inc. from January 2012 to May 2012 where he was responsible for reviewing and editing the company's federal securities filings and sales contracts. Previous to that, he served as a Regulatory Analyst for the Financial Services Roundtable from May 2011 to August 2011, where he reviewed and analyzed legislation and regulation, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act rulemakings. From May 2010 to August 2010, Mr. Bhargava served as an Honors Intern in Trading and Markets with the SEC, at which he was tasked with researching and analyzing the May 6, 2010 Flash Crash in addition to reviewing proposed rules, comments on proposed rules, and SRO filings. As an Enforcement Intern with the Financial Industry Regulatory Authority from May 2009 to August 2009, Mr. Bhargava was responsible for developing enforcement actions against broker-dealers. Prior to these positions, Mr. Bhargava worked as a Trader for TD Waterhouse Inc. from September 2006 to February 2008 and had responsibility for taking and executing trade orders for equities and equity options for high value accounts. Mr. Bhargava received his LLM from Duke University School of Law in 2012, a JD from American University in 2011, and a BS in Biological Sciences and Business from University of Alberta in 2006.

Bruce Boehm (61) has served on the Board of Directors of Groundfloor since December 2014. Mr. Boehm is an active angel investor in the Raleigh-Durham area and advisor to several specialty investment funds. During his career, he has been a director for more than 35 publicly and privately held companies. From 1992 to 1996, he created and directed the Masters of Engineering Management Project at the University of Canterbury in Christchurch, New Zealand. Prior to 1992, he was a General Partner of U.S. Venture Partners in Menio Park, California, with responsibility for a portfolio of approximately 20 healthcare and technology investments. Prior to 1982, he was employed by several Silicon Valley and Route 128 companies as an engineer and project manager. Mr. Boehm received a BS from MIT in 1975 and a MS and MBA from Stanford University in 1982. Mr. Boehm is expected to qualify as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions following the completion of the Series Seed Financing.

Brian Dally (42) is a co-founder of the Company, has served on the Board of Directors of Groundfloor and as its President and Chief Executive Officer since its inception. Prior to forming the

Company, he served as the Chief Instigator of Fomentum Consulting, LLC beginning in September 2012, responsible for consulting for technology companies in the area of marketing, customer acquisition, and product development. As the Senior Vice President and General Manager of Republic Wireless, a division of Bandwidth.com, from January 2010 to September 2012, Mr. Dally led the successful formation and launch of the company's mobile division, including managing over 60 individuals and achieving a $60 million revenue run-rate before the end of the first year of operation. From May 2008 to January 2009, Mr. Dally served as the Principal at Peripatetic Ventures Corp., a management consulting firm for high-growth technology company clients, where he assisted clients to develop partnerships to execute new product strategies and cultivate potential customer relationships in addition to conducting buyer needs research, analyzing competition, and crafting positioning and messaging. Mr. Dally has also held officer-level positions with Cecure Gaming LTD, a consumer poker and casino games service for mobile phones, and Motricity Inc., a mobile platform for entertainment and applications. Mr. Dally received a JD from Harvard Law School in June 1999, a MBA from Harvard Business School in 1999, and a BA in Political & Social Thought from the University of Virginia in 1993.

Jesse Dyer (33) has served as Groundfloor's Director of Business Development since September 2014. From 2003 until 2011, Mr. Dyer worked in commercial banking, with a primary focus on residential real estate lending. In November 2005, Mr. Dyer joined RBC Builder Finance in Atlanta as a Loan Production Associate and later Director of Loan Production from March 2007 to March 2009. Thereafter, he served as an Asset Resolution Director in RBC Bank USA's Special Assets Division until July 2011. In his years as a loan officer and asset recovery director, he actively managed over $500 million in lending relationships across the Southeast United States encompassing Builder Finance, CRE and C&I exposure. Mr. Dyer has been a paid consultant for distressed borrowers and has been employed as an in-house asset recovery consultant, advising a FDIC loss-share bank integration. He also has credit analyst and underwriting experience. Prior to joining Groundfloor, he was the founder and CEO of MeetMePay, Inc. Beginning in July 2011, Mr. Dyer oversaw product development and launch of the company's patent pending MeetMePay mobile payment technology. Mr. Dyer received a MBA from the Georgia Institute of Technology in 2010 and a BA from the University of Texas at Austin in 2003.

Michael Olander Jr. (32) has served on the Board of Directors of Groundfloor since December 2014. Since its inception in 2005, Mr. Olander has served as CEO, in addition to being the sole member and manager, of MDO Holdings, LLC, a diversified holding company that operates three core subsidiaries: MDO2 Fitness, LLC owns and operates 28 health clubs under the names O2 Fitness and East Shore Athletic Clubs; MOREI, LLC and its affiliates own in excess of 250,000 square feet of commercial real estate; and MDO Ventures JS, LLC is an investment company with over a dozen companies currently funded. Mr. Olander sits on the board of five companies funded by MDO Ventures and serves as an advisor to two more. He earned his Bachelor of Arts in Business Administration from the College of Charleston in 2004.

Chris Schmitt (40) has served as Groundfloor's Vice President of Software since February of 2014, previously serving as Groundfloor's lead developer on a contract basis. Prior to joining the Company, he served as Senior Program Manager for Bandwidth.com beginning in January 2012, where he lead multiple teams in efforts to coordinate the release of products, created and implemented a new Beta program to improve product quality, and worked with senior management to define tasks and priorities for his teams. Mr. Schmitt served as the IT Manager of Bandwith.com from September 2011 to January 2012, and in this role he managed a group of five developers on day-to-day operations of building and maintaining the website and back office and launch night of republic wireless including a massive scaling effort on Amazon's EC_2 services to handle peak web traffic. As Senior Developer for Bandwidth.com from October 2010 to September 2011, Mr. Schmitt's responsibilities included organizing and acting as the team lead for the Broadband division. Also in this role, he took the division from an excel-based back office to an online back office through multiple integration, rebuilt the online customer portal with many enhanced features and reconstructed the back end to make it more scalable to meet future demand, and built a distributed ping-based product leveraging Amazon EC_2 services from multiple regions to compete with other industry participants. Mr. Schmitt served as Senior Database Administrator for Credit Suisse from August 2009 to October 2010, where he acted as a primary database administer for over 100 servers and worked with support groups to help improve communication and processes. Mr. Schmitt also operated his own consulting firm, TreadPath Software, LLC, from August 2007 to October 2010. Mr. Schmitt received a BA in Computer Information Systems from Roger Williams University in 1997.

Richard ("Rick") Tuley Jr. (44) has served on the Board of Directors of Groundfloor since December 2014. Mr. Tuley is an experienced real estate entrepreneur and business operator. He currently serves as the managing broker of Richard Tuley Realty, Inc., a real estate brokerage firm specializing in residential and commercial investment sales and property management which was founded in 1982. Mr. Tuley has been a licensed broker since 1992 and assumed full firm management in 2009. In addition, Mr. Tuley serves as President of Destiny Development Corporation, a Georgia-based general contracting firm founded in 2001. Destiny specializes in upscale custom and speculative residential construction and remodeling. Mr. Tuley is responsible for firm strategy, securing mortgage capital and making investment decisions. He is a third generation home builder, whose father founded two home building companies in Atlanta, Georgia. Mr. Tuley has over 25 years of experience in new home construction, lot and land development for multiple Fortune 500 companies, retail development, residential redevelopment, property management and long-term investing. Mr. Tuley is also an angel investor. He previously worked for the real estate team within Ernst & Young's entrepreneurial services group. He was also a senior associate in Leveraged Finance and the Financial Sponsors Coverage groups at UBS and a principal with Katalyst Venture Partners in New York. Between real estate and Wall Street, Mr. Tuley has been involved in well over $1 billion in transactions during his career. Mr. Tuley earned his undergraduate degree from Georgia Tech in 1992 and his MBA from Harvard Business School in 1999. Mr. Tuley qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions (collectively with Mr. Boehm, the "Independent Directors").

Nicole Woods (41) has served as Groundfloor's Vice President of Marketing since July 2014. Prior to joining the Company, she served as a Senior Product Manager for Etix, Inc., a digital ticketing platform and marketing solution for the entertainment industry, beginning in November 2013, where she owned the product roadmap for mobile and business to consumer initiatives, led a user-experience redesign of the interface and designed a new customer relationship management tool to enable customer segmentation within the platform with a goal of providing a holistic view and reach of consumers. As the Director of Ecommerce Operations for CafePress. from August 2011 to January 2013, she managed a team of 15 to run the day-to-day aspects of the $50 million wall art division of CafePress, Inc., which included their brands Canvas on Demand, Great Big Cancas, and ImageKind. Under Ms. Woods' leadership the business unit revenue grew 30% from 2011 to 2013. As the Vice President of Product Management for BuildLinks, Inc., a software as a service platform in the residential building industry, from May 2006 to August 2011, she managed a team of five to develop and successfully communicate a new product strategy, focused on moving up-stream in the market to serve larger customers with higher barriers to exit and longer annuity streams. As the Director of Product Management for Consumer Solutions at Motricity Inc. from September 2004 to April 2006 leading a team of four, Ms. Woods was responsible for managing the technology platform that drove the Direct to Consumer and Media, and Entertainment verticals, which enabled businesses to expand their operations into the mobile retailing space. Ms. Woods received a MBA from the University of Chapel Hill in 2002 and a BSc in Engineering from Dalhousie University in 1996.

Compensation of Manager

Groundfloor does not receive compensation from GRE for acting as its manager. Any compensation paid to officers or employees of Groundfloor for providing services to GRE will be paid by Groundfloor. The chart below includes the aggregate annual remuneration for the fiscal year ended December 31, 2014 of each of Groundfloor's officers, directors and key employees.

Name of individual	Capacities in which remuneration was received during 2014	Aggregate remuneration
Brian Dally	President and Chief Executive Officer	$42,032.36
Nick Bhargava(1)	Executive Vice President, Legal and Regulatory	$33,650.76
Ben Armstrong(2)	Vice President of Customer Operations	$48,700.00
Chris Schmitt(3)	Vice President of Software	$78,450.02
Nicole Woods(4)	Vice President of Marketing	$35,268.56
Jesse Dyer(5)	Director of Business Development	$17,727.27

(1) Mr. Bhargava was named Executive Vice President, Legal and Regulatory in July 2014.

(2) Mr. Armstrong received 25,000 shares of Groundfloor's common stock as compensation for his services to Groundfloor during 2013 and 2014, which shares are subject to restrictions on transfer and an option to purchase in favor of Groundfloor pursuant to the terms of a Stock Repurchase Agreement. Mr. Armstrong's restricted stock vests in accordance with the following schedule: 20% vested on August 1, 2014, and 3.33% vest monthly thereafter such that all of his restricted stock will be fully vested on August 1, 2016 as long as Mr. Armstrong is employed by Groundfloor on such date.

(3) Mr. Schmitt was named Vice President of Software in February 2014. Prior to this time, Mr. Schmitt served as Groundfloor's lead developer on a contract basis. Mr. Schmitt also received options to purchase 45,000 shares of common stock as compensation for his services to Groundfloor during 2014 pursuant to an Incentive Stock Option Agreement with an exercise price of $0.67 per share. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

(4) Ms. Woods was named Vice President of Marketing in July 2014. Ms. Woods also received options to purchase 10,000 shares of common stock as compensation for her services to Groundfloor during 2014 pursuant to an Incentive Stock Option Agreement with an exercise price of $3.99 per share. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

(5) Mr. Dyer was named Director of Business Development in September 2014. Mr. Dyer also received options to purchase 12,000 shares of common stock as compensation for his services to Groundfloor during 2014 pursuant to an Incentive Stock Option Agreement with an exercise price of $3.99 per share. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

As of the date of this Offering Circular, Groundfloor has not compensated outside directors for their service on the Board of Directors. In the future, Groundfloor may implement an outside director compensation program that includes grants of cash and/or equity-based awards.

Employment Agreements

GRE has not entered into any employment agreements. Except as described below, Groundfloor has entered into employment agreements with each of its officers and one key employee in the form of offer letters. Each offer letter provides for "at will" employment and sets forth the compensation arrangements for the officer, as shown in the table below. The offer letters do not provide for any arrangements for payments or benefits upon termination of employment in specified circumstances, including following a change in control.

Name of officer	Business Title	Annual Salary
Ben Armstrong	Vice President of Customer Operations	$80,000
Chris Schmitt	Vice President of Software	$83,000

Name of officer	Business Title	Annual Salary
Nicole Woods	Vice President of Marketing	$70,000
Jesse Dyer	Director of Business Development	$60,000

Employment Agreement with Brian Dally, President and CEO

Groundfloor entered into an Executive Employment Agreement with Brian Dally on November 14, 2014. The initial term of the agreement extends to December 31, 2017 and will automatically renew on a year-to-year basis thereafter unless otherwise terminated as provided therein. The agreement provides that Mr. Dally will receive a base salary of $70,000 per year until the closing of an equity financing with proceeds to the Company of at least $1,500,000, at which time his base salary will increase to $125,000 per year. The agreement also provides that, on or immediately after the three-month anniversary of the closing of such an equity financing, Groundfloor's Compensation Committee shall consider the establishment of an incentive bonus in which Mr. Dally will be eligible to participate. Mr. Dally is entitled to up to 25 business days of paid time off in each full calendar year and to receive reimbursement for all of his reasonable business expenses incurred in performing his services to the Company pursuant to the agreement. The agreement also provides that Mr. Dally will be entitled to severance of 12 months of his annual base salary following a Termination Without Cause or Resignation with Good Reason (each as defined in the agreement) in addition to any base salary owed through the effective date of such termination, payment for accrued unused PTO, any bonus to which Mr. Dally is entitled for a preceding period but unpaid as of the date of termination, and continued participation in Groundfloor's benefit plans for 12 months. In consideration for the Company entering into the agreement, Mr. Dally agreed to be bound by certain non-competition and non-solicitation/interference/non-disparagement provisions during the term of the agreement and for 12 months following his termination.

Employment Agreement with Nick Bhargava, Executive Vice President, Legal and Regulatory

Groundfloor entered into an Executive Employment Agreement with Nick Bhargava on November 14, 2014. The initial term of the agreement extends to December 31, 2017 and will automatically renew on a year-to-year basis thereafter unless otherwise terminated as provided therein. The agreement provides that Mr. Dally will receive a base salary of $50,000 per year until the closing of an equity financing with proceeds to the Company of at least $1,500,000, at which time his base salary will increase to $75,000 per year. The agreement also provides that, on or immediately after the three-month anniversary of the closing of such an equity financing, Groundfloor's Compensation Committee shall consider the establishment of an incentive bonus in which Mr. Bhargava will be eligible to participate. Mr. Bhargava is entitled to up to 25 business days of paid time off in each full calendar year and to receive reimbursement for all of his reasonable business expenses incurred in performing his services to the Company pursuant to the agreement. The agreement also provides that Mr. Bhargava will be entitled to severance of 12 months of his annual base salary following a Termination Without Cause or Resignation with Good Reason (each as defined in the agreement) in addition to any base salary owed through the effective date of such termination, payment for accrued unused PTO, any bonus to which Mr. Bhargava is entitled for a preceding period but unpaid as of the date of termination, and continued participation in Groundfloor's benefit plans for 12 months. In consideration for the Company entering into the agreement, Mr. Bhargava agreed to be bound by certain non-competition and non-solicitation/interference/non-disparagement provisions during the term of the agreement and for 12 months following his termination.

Lack of Separate Representation

The attorneys, accountants and other professionals who perform services for GRE also perform services for Groundfloor and Groundfloor GA. The attorneys, accountants and other professionals who perform services for the Company do not represent investors, and no other counsel or professionals have been retained to represent the interests of investors who purchase Participation Interests.

PRINCIPAL SHAREHOLDERS

GRE is wholly owned by Groundfloor. Set forth below is information about the beneficial owners of Groundfloor's outstanding capital stock and options to purchase shares of common stock.

Groundfloor Capital Stock

The table below sets forth information as of January 26, 2015 with respect to beneficial ownership of Groundfloor's common stock (including shares subject to outstanding stock options) and the Series Seed Preferred Stock by (i) each of Groundfloor's three highest paid officers and directors for fiscal year 2014, (ii) each person or entity who beneficially owns 10% or more of the outstanding shares of each class of capital stock, and (iii) all of Groundfloor's current directors and officers as a group. Except as otherwise noted, the address for each shareholder is 3355 Lenox Road Ste. 750, c/o Groundfloor Finance Inc., Atlanta, GA 30326. All of the outstanding stock options have been issued pursuant to the Groundfloor Finance Inc. 2013 Stock Option Plan (the "2013 Plan"). Except for options granted pursuant to this stock option plan and the preemptive rights under the Investors' Rights Agreement and the Convertible Notes (as defined below), no options, warrants or other rights to purchase Groundfloor's securities are held by any person.

Name and Address of Beneficial Owner	Shares of Common Stock	Percent of Class	Shares of Series Seed Preferred Stock(1)	Percent of Class	Average Price Per Share
Brian Dally(2)	595,000	52.9%	—	—	—
Nick Bhargava(3)	450,000	40.0%	—	—	—
Chris Schmitt(4)	18,923	1.7%	—	—	—
MDO Ventures JS LLC(5)	—	—	80,778	22.0%	$4.43
Directors and Officers as a Group (8 persons)	1,122,673(6)	98.7%	114,369(7)	31.1%	—

(1) Reflects the Initial Closing of the Series Seed Financing on December 5, 2014, including the conversion of outstanding promissory notes (see "Management Discussion and Analysis—Recent Events"). Pursuant to the Investors' Rights Agreement (as defined below), each Series Seed Investor and Key Holder (each, as defined below) has a right of first refusal to purchase such holder's pro rata share of any equity securities, or rights, options or warrants to purchase such equity securities, or securities convertible or exchangeable into such equity securities, offered by Groundfloor in the future subject to certain customary exceptions.

(2) Mr. Dally was granted 550,000 "founder" shares of common stock on August 6, 2013. On August 30, 2013, Mr. Dally entered into a Stock Repurchase Agreement and subjected his 550,000 shares of common stock to restrictions on transfer and an option to purchase in favor of Groundfloor. Mr. Dally's restricted stock vests in accordance with the following schedule: 25% vested on August 30, 2013, and 2.7778% vests on the 30th day of each subsequent month beginning September 30, 2013, such that all of his restricted stock will be fully vested on August 30, 2016 as long as Mr. Dally is employed by Groundfloor on such date. Also includes 45,000 shares of Groundfloor's common stock held by Fomentum Consulting, LLC ("Fomentum"). Mr. Dally has sole voting and investment power over the shares held by Fomentum.

(3) Mr. Bhargava was granted 450,000 "founder" shares of common stock on August 6, 2013. On August 30, 2013, Mr. Bhargava entered into a Stock Repurchase Agreement and subjected his 450,000 shares of common stock to restrictions on transfer and an option to purchase in favor of Groundfloor. Mr. Bhargava's restricted stock vests in accordance with the following schedule: 25% vested on August 30, 2013, and 2.7778% vest on the 30th day of each subsequent month beginning September 30, 2013, such that all of his restricted stock will be

fully vested on August 30, 2016 as long as Mr. Bhargava is employed by Groundfloor on such date.

(4) Includes 13,923 shares subject to options exercisable within 60 days of January 26, 2015. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

(5) Mr. Olander holds voting and dispositive power with respect to the securities held by MDO Ventures JS LLC. The address for MDO Ventures JS LLC is 135 E. Martin Street, Suite 201, Raleigh, North Carolina 27601.

(6) Includes 13,923 shares subject to options exercisable within 60 days of January 28, 2015. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

(7) In addition to the shares beneficially owned by Mr. Olander, includes 22,928 shares held by Mr. Boehm's spouse, who has sole voting and investment power with respect to such shares, and 10,663 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power. The address for Richard Tuley Realty, Inc. is 3745 Cherokee St. NW, Suite 605, Kennesaw, Georgia 30144.

Groundfloor Options

The table below sets forth information as of January 26, 2015 with respect to options granted pursuant to the 2013 Plan to (i) each of Groundfloor's directors, officers, and key employees and (ii) each person or entity who beneficially owns 10% or more of the outstanding shares of any class of capital stock. Except for options granted to the 2013 Plan and the preemptive rights under the Investors' Rights Agreement and Convertible Notes, no options, warrants or other rights to purchase Groundfloor's common stock are held by any person.

Name and holder	Shares Underlying Options	Exercise Price	Expiration Date
Bruce Boehm	—	—	—
Michael Olander Jr.	8,000(1)	$3.99	November 14, 2024
Rick Tuley	—	—	—
Brian Dally	—	—	—
Nick Bhargava	—	—	—
Benjamin Armstrong	—	—	—
Chris Schmitt	45,000(2)	$0.67	February 1, 2024
Nicole Woods	10,000(3)	$3.99	July 28, 2024
Jesse Dyer	12,000(4)	$3.99	November 14, 2024
MDO Ventures JS LLC	—	—	—

(1) Options were granted to Mr. Olander in connection with advisory services performed prior to Mr. Olander joining the Board of Directors of Groundfloor. Mr. Olander's options are not exercisable until vested. Mr. Olander's options vest in accordance with the following schedule: 12.5% vests on February 1, 2015, and 4.1% vests on the 1st day of each successive month thereafter, subject to the termination provisions of the Incentive Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of Groundfloor pursuant to the terms of the 2013 Plan.

(2) Mr. Schmitt's options are not exercisable until vested. Mr. Schmitt's options vest in accordance with the following schedule: 14.28% vested on August 1, 2014, and 2.38% vests on the first day of each successive month thereafter, subject to the termination provisions of the Incentive Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of Groundfloor pursuant to the terms of the 2013 Plan.

(3) Ms. Woods options are not exercisable until vested. Ms. Woods' options vest in accordance with the following schedule: 33% vests on June 28, 2015, and 2.7% vests on the 28th day of each successive month thereafter, subject to the termination provisions of the Nonqualified Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of Groundfloor pursuant to the terms of the 2013 Plan.

(4) Mr. Dyer's options are not exercisable until vested. Mr. Dyer's options vest in accordance with the following schedule: 25% vests on

September 15, 2015, and 2.1% vests on the 1st day of each successive month thereafter, subject to the termination provisions of the Incentive Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of Groundfloor pursuant to the terms of the 2013 Plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On September 25, 2013, Groundfloor entered into a revolving promissory note agreement with a principal amount of $30,000 with Fomentum, a North Carolina LLC under Mr. Dally's sole control (the "Fomentum Note"). The Fomentum Note had a maturity date of December 31, 2014 with an interest rate at 5% per annum, accrued monthly and added to principal. Fomentum advanced Groundfloor a total of $27,061 for operating expenses under the Fomentum Note. Groundfloor repaid the outstanding balance of the Fomentum Note, including interest, on June 3, 2014. The terms of the Fomentum Note were as favorable to Groundfloor as those generally available from unaffiliated third parties. Groundfloor lacked sufficient disinterested independent directors to approve the Fomentum Note at the time it was initiated.

On November 14, 2014, Groundfloor granted Mr. Olander an option to purchase 8,000 shares of common stock as payment for the performance of advisory services. See the section titled "Groundfloor Options" for more information on the terms of these options. The terms of the transaction were as favorable to Groundfloor as those generally available from unaffiliated third parties. Groundfloor lacked sufficient disinterested independent directors to approve the transaction at the time it was carried out.

Pursuant to this Offering Circular, GRE is offering Participation Interests in connection with a potential $175,000 Loan to Destiny Development Corporation, an affiliate of Mr. Tuley, one of the Independent Directors, to fund the Project titled 590 Wentworth Dr. Acworth GA. See the section titled "The Participation Interests Covered by this Offering Circular" and the corresponding Loan Summary, which are attached and incorporated by reference into this Offering Circular, for the terms of, and additional information on, the Loan and the corresponding series of Participation Interests being offered under this Offering Circular in connection with 590 Wentworth Dr. Acworth GA. The decision to fund Destiny Development Corporation's Project was made by our Loan Committee with no special consideration given due to Mr. Tuley's relationship with Groundfloor. See the section titled "Description of the Company's Business—How Our Platform Operates—Identification and Posting of Projects on Platform" for more information on how the Loan Committee evaluates Applications and selects Loans to be financed through our Platform. The decision of the Loan Committee was subsequently approved by Mr. Boehm, the only disinterested Independent Director currently serving on Groundfloor's Board of Directors. Because of Mr. Tuley's interest in the transaction, Groundfloor lacks sufficient disinterested Independent Directors to approve the Loan. The terms of the potential Loan to Destiny Development Corporation were determined in strict accordance with our proprietary Grading Algorithm (described in "Description of the Company's Business—Our Loans to Developers—Credit Risk and Valuation Assessment—Our Grading Algorithm" above) and, therefore, are as favorable to the Company as those generally available from unaffiliated third parties.

TRANSACTIONS WITH PROMOTERS

A majority of the Company's Independent Directors that do not have an interest in the transaction must approve any loan or other material affiliated transaction involving its officers, directors and principal shareholders (collectively, the "Promoters"). The Company and its affiliates have never made and, except for Loans selected by Groundfloor's Loan Committee, approved by a majority of Groundfloor's disinterested Independent Directors, and covered by a duly qualified offering statement, do not intend to make, loans to, or loan guarantees on behalf of, the Promoters. Further, except as discussed above, the Company and its affiliates have not engaged in and do not intend to engage in material transactions with the Promoters.

Any material affiliated transactions entered into by the Company in the future will be made on terms that are no less favorable than those that can be obtained from unaffiliated third parties. In addition, all future material affiliated transactions, and any forgiveness of loans, will be subject to approval by a majority of the Company's Independent Directors, in accordance with Section VI of NASAA's Statement of Policy Regarding Loans and Other Material Transactions.

In making the representations above, the Company's officers, directors, and counsel (i) considered their diligence and assured that there is a reasonable basis for such representations, and (ii) considered whether to embody the representations in our charter or bylaws.

MANAGEMENT DISCUSSION AND ANALYSIS

You should read the following discussion in conjunction with our financial statements and the related notes and the section entitled "Description of the Company's Business" elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

Overview

Groundfloor maintains and operates our Platform for use by its subsidiaries to provide real estate development investment opportunities to the public.

Georgia Notes

To date, only Groundfloor GA has issued non-recourse, limited notes, referred to herein as Georgia Notes, through our Platform corresponding to commercial loans to real estate developers of between $8,000 and $75,000, at interest rates that range between 7% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon our receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project's acquisition and/or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, the funds will be used to make payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the loan.

Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer or against us except for the investors' pro rata interest in any loan payments we receive from the developer. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

As of January 26, 2015, Groundfloor GA has issued Georgia Notes totaling approximately $770,000, funding a total of 17 commercial loans for real estate development. Loan sizes have ranged from $8,000 to $75,000, with an average loan size of $50,000. Georgia Notes have been sold to approximately 360 investors residing in Georgia, with many investors participating in at least two loans. To date, of the 17 loans funded, six loans have been paid back in full, and 11 loans are currently outstanding. Of the 11 outstanding loans, all are current and we are not aware of any adverse or material issues with the underlying real estate projects. We have not experienced any adverse business developments in the course of our operations in Georgia.

The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively.

Offering of Participation Interests

Upon qualification of this Offering Circular by state and federal regulators, GRE will issue Participation Interests in distinct series, each series corresponding to a real estate development project financed by a commercial loan from GRE. Participation Interests will be issued in the minimum amount of $10 per unit. For more information on the Offering of the Participation Interests, see "Description of the Company's Business", "General Terms of the Participation Interests" and "The Participation Interests Covered by this Offering Circular" elsewhere in this Offering Circular.

Groundfloor was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of Groundfloor's common stock. Effective August 5, 2014, Groundfloor changed its domiciliary state to Georgia under the name Groundfloor Finance Inc. The consolidated financial statements include Groundfloor and its wholly-owned subsidiary, Groundfloor GA, which was created for the purpose of financing real estate properties in Georgia. Groundfloor GA did not commence principal operations until early 2014. As of January 26, 2015, we have facilitated the issuance of Georgia Notes corresponding to 17 loans made by Groundfloor GA since our launch in 2014.

GRE is a development stage company that was formed on August 5, 2014 and is not included in the consolidated financial statements of Groundfloor for the period from January 28, 2013 (inception) through December 31, 2013. There has not been any activity in GRE in 2014.

Financial Position and Operating History

In connection with their audit for the period from January 28, 2013 (inception) through December 31, 2013, our auditors raised substantial doubt about our ability to continue as a going concern due to our loss from operations. To strengthen our financial position, Groundfloor has continued to raise additional funds through convertible debt offerings.

We have a limited operating history and have incurred a net loss since our inception. Our net loss was approximately $135,000 for the period from January 28, 2013 (inception) through December 31, 2013 and approximately $865,000 for the ten months ended October 31, 2014. We did not have any revenues in 2013. In 2014, we have earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by Groundfloor GA corresponding to the Georgia Notes. Through October 31, 2014, Groundfloor has funded our operations primarily with proceeds from our convertible debt issuances, which are described below under "Liquidity and Capital Resources." Over time, we expect that the number of borrowers and lenders, and the volume of loans originated through our Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of Participation Interests described in this Offering Circular will not be used to directly finance our operations. The proceeds from sales of Participations Interests will be exclusively used by GRE to originate the Loans that correspond to the corresponding series Participation Interests sold to investors. However, we collect origination and servicing fees on Loans we are able to make to Developers, which we recognize as revenue. The more Loans we are able to fund through the proceeds of our offerings, the more fee revenue we will make. With increased fee revenue, our financial condition will improve. However, we do not anticipate this increased fee revenue to be able to support our operations through the next 12 months.

Our operating plan calls for a continuation of the current strategy of raising debt and equity financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2015. Our operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before we reach profitability. As of the date of this Offering Circular, Groundfloor has raised roughly $475,000 of preferred stock in a planned $1,500,000 financing in order to fund operations over the next 12 months. Management anticipates Groundfloor will close the remaining portion of this financing by the second quarter of 2015. See "Recent Events" below.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this Offering Circular.

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project's estimated useful life, generally three years. Capitalized internal use software development costs consist of fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of the Company's website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Share Based Compensation

We account for share-based compensation using the fair value method of accounting which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Results of Operations (Groundfloor Finance Inc.)

	For the ten months ended October 31, 2014 (unaudited)	From Inception (January 28, 2013) to December 31, 2013 (audited)
Non-Interest Revenue:		
Origination Fees	$ 12,942	$ -
Servicing Fees	1,425	-
Non-Interest Revenue	14,367	-
Net Interest Income:		
Total Interest Income	13,376	-
Total Interest Expense	(13,376)	-
Net Interest Income	-	-
Total Net Revenue	14,367	-
Operating expenses:		
General and administrative	223,042	63,263
Regulatory	252,139	-
Sales and marketing	268,792	39,839
Development	75,072	28,203
Origination and servicing	10,979	-
Total Operating Expenses	**830,024**	**131,305**
Loss from operations	**(815,657)**	**(131,305)**
Interest expense	52,674	4,166
Net loss	**$ (868,331)**	**$ (135,471)**

Results of Operations

	For the ten months ended October 31, 2014	From Inception (January 28, 2013) to December 31, 2013 (audited)	$ Change	% Change
Total Net Revenue	$ 14,367	$ -	$ 14,367	100.0%
Operating Expenses	830,024	131,305	698,719	532.1%
Interest Expense	52,674	4,166	48,508	1,164.4%
Net Loss	$ (868,331)	$ (135,471)	732,860	541.0%

Net revenues were $14,367 for the ten months ended October 31, 2014. There were no revenues in 2013. We began principal operations in early March 2014 and, through October 31, 2014, facilitated nine developer loans in Georgia in the ten months ended October 31, 2014. Revenue was earned from origination and servicing fees related to these loans. These fees are determined by the term and credit risk of the developer loan and, as of October 31, 2014, ranged from 2% to 4% of the issued principal balances. The fees are deducted from the loan proceeds at the time of issuance.

Operating expenses were $830,024 for the ten months ended October 31, 2014, a 532.1% increase over the period from inception (January 28, 2013) to December 31, 2013 primarily due to higher compensation costs as we added more staff to support business growth, increased marketing expense and legal expenses related to regulatory filings.

Operating Expenses

	For the ten months ended October 31, 2014	From Inception (January 28, 2013) to December 31, 2013 (audited)	$ Change	% Change
Operating expenses:				
General and administrative	$ 223,042	$ 63,263	$ 159,779	252.6%
Regulatory	252,139	-	252,139	100.0%
Sales and marketing	268,792	39,839	228,953	574.7%
Development	75,072	28,203	46,869	166.2%
Origination and servicing	10,979	-	10,979	100.0%
Total Operating Expenses	$ 830,024	$ 131,305	698,719	532.1%

General and Administrative Expense

General and administrative expense consists primarily of salary expense for employees, rent expense and travel expense. General and administrative expenses for the ten months ended October 31, 2014 and the period from January 28, 2013 (inception) through December 31, 2013 were $223,042 and $63,263, respectively, an increase of 252.6%. The increase was primarily due to substantial legal expense related to the preparation of regulatory filings and personnel-related expenses from the addition of five employees. We expect that general and administrative expenses will increase due to the planned investment in business infrastructure to support our growth and the additional expenses related to qualifying our offerings with the SEC and various state regulators, including the increased cost of compliance and increased audit fees resulting from required regulatory filings.

Regulatory Expense

Regulatory expense consists primarily of professional fees primarily related to legal and accounting fees.

Sales and Marketing Expense

Sales and marketing expense consists primarily of salary expense for our sales and marketing employees, public relations service provider fees, event marketing, online advertising promotions and marketing related travel expenses. Sales and marketing expenses for the ten months ended October 31, 2014 and the period from January 28, 2013 (inception) through December 31, 2013 were $268,792 and $39,839, respectively, an increase of 574.7%.

The increase was primarily due to an increase in advertising and promotions costs related to investor and developer acquisition and an increase in personnel-related expenses from the addition of one marketing employee. We expect that sales and marketing expenses will increase due to the planned investment in investor and developer acquisition to support our growth.

Development Expense

Development expense consists primarily of salary expense for our development employees and the cost of subcontractors who work on the development and maintenance of the Company's website and lending platform. Development expense also includes non-capitalized hardware and software costs and depreciation and amortization expense on hardware and software assets. Development expenses for the ten months ended October 31, 2014 and the period from January 28, 2013 (inception) through December 31, 2013 were $75,072 and $28,203, respectively, an increase of 166.2%. We expect that development expenses will increase due to the planned investments in our website and lending platform to support our technology infrastructure as we grow.

We began capitalizing website and internally developed software costs in August 2013. For the ten months ended October 31, 2014 and the period from January 28, 2013 (inception) through December 31, 2013, we capitalized approximately $34,000 and $31,000 in software development costs, respectively.

Origination and Servicing Expense

Origination and servicing expense consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. Origination and servicing expenses for the ten months ended October 31, 2014 were $2,397. There were no origination and servicing expenses in 2013. The Company did not begin facilitating and servicing loans until 2014. We expect origination and servicing expenses to increase as our loan application and processing volume increases.

Liquidity and Capital Resources

The financial statements included in this Offering Circular have been prepared assuming that the Company will continue as a going concern; however, the conditions discussed below raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

The Company incurred a net loss during the period from January 28, 2013 (inception) through December 31, 2013, and has an accumulated deficit as of December 31, 2013 of $135,471. Since its inception through October 31, 2014, the Company has financed its operations through debt financing from various sources. The Company is dependent upon raising additional capital or seeking additional debt financing to fund its current operating plans for the foreseeable future. Failure to obtain sufficient debt and equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect the Company's ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the ten months ended October 31, 2014 (unaudited)	From Inception (January 28, 2013) to December 31, 2013 (audited)
Cash provided by (used in):		
Operating activities	$ (560,296)	$ (51,049)

Investing activities	(267,992)	(30,973)
Financing activities	1,108,359	169,855
Net increase in cash	**$ 280,071**	**$ 87,833**

Net cash used in operating activities for the ten months ended October 31, 2014 and from January 28, 2013 (inception) through December 31, 2013 was $560,296 and $51,049, respectively. Net cash used in operating activities funded salaries, expenses for contracted development and other professional service providers and expenses related to sales and marketing initiatives.

Net cash used in investing activities for the ten months ended October 31, 2014 and from January 28, 2013 (inception) through December 31, 2013 was $267,992 and $30,973, respectively. Net cash used in investing activities primarily represents acquisition of loans to developers and capitalization of software development costs related to the Company's website and lending platform.

Net cash provided by financing activities for the ten months ended October 31, 2014 and from January 28, 2013 (inception) through December 31, 2013 was $1,108,359 and $169,855, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of our convertible notes and proceeds from the issuance of notes to investors through the lending platform.

From October to December 2013, we entered into convertible notes with investors for total proceeds of $165,000. The notes incurred interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of January 31, 2015 ("Maturity Date") or the closing of a financing with gross proceeds of at least $1,500,000 (a "Qualified Financing"). In the event of a Qualified Financing, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of Groundfloor's stock issued in the financing at a price per share equal to 75% of the price per share of the financing. In the event we did not consummate a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

From February to March 2014, we issued convertible notes to investors for total proceeds of $135,000. These convertible notes had the same terms as the convertible notes that were issued to investors in 2013 (collectively, the "2013 Convertible Notes"). The offering of 2013 Convertible Notes terminated on March 19, 2014. The 2013 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

From May to August 2014, we issued convertible notes to investors for total proceeds of $750,000 (the "2014 Convertible Notes"). The 2014 Convertible Notes had the same terms as the convertible notes 2013 Convertible Notes, with exception of the conversion terms. The outstanding principal and all accrued but unpaid interest of the 2014 Convertible Notes would be automatically converted into shares of the Company's stock issued in a Qualified Financing at a price per share equal to the lesser of 90% of the price per share of the financing or the price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options. In the event we had not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of Groundfloor's common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options. The offering of 2014 Convertible Notes terminated on August 7, 2014. The 2014 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

We have incurred losses since our inception, and we expect we will continue to incur losses for the foreseeable future. We require cash to meet our operating expenses and for capital expenditures. To date, we have funded our cash requirements with proceeds from our convertible note and preferred stock issuances. We anticipate that we will continue to incur substantial net losses as we grow our Platform. We do not have any committed external source of funds. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all.

Recent Events

Groundfloor recently issued and sold 91,259 shares Series Seed Preferred Stock, for total proceeds of $475,000, pursuant to the Series Seed Preferred Stock Purchase Agreement (the "Series Seed Purchase Agreement"), dated December 5, 2014 between Groundfloor and the investors named therein (the "Series Seed Investors"). Groundfloor expects to raise aggregate proceeds of $1.5 million dollars through the sale of Series Seed Preferred Stock pursuant to the Series Seed Purchase Agreement, consisting of the initial closing on December 5, 2014 (the "Initial Closing") and one or more additional closings (together with the Initial Closing, the "Series Seed Financing"). In connection with the Series Seed Financing, Groundfloor also entered into an Investors' Rights Agreement (the "Investors' Rights Agreement") with the Series Seed Investors and certain holders of Groundfloor's common stock (the "Key Holders").

In addition, at the Initial Closing (and notwithstanding the definition of Qualified Financing applicable to the conversion terms of the 2013 Convertible Notes and of the 2014 Convertible Notes (collectively, the "Convertible Notes")), the entire unpaid principal and interest outstanding under the Convertible Notes converted into 276,391 additional shares of Series Seed Preferred Stock at the Initial Closing pursuant to the terms of that certain Note Conversion Agreement, dated December 5, 2014 between Groundfloor and each of the holders of the Convertible Notes.

The shares of Series Seed Preferred Stock are being offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

Plan of Operation

At this time, the Company's operations are limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. Upon qualification of this Offering Circular by state and federal regulators, GRE will be able to issue up to $1,553,000 in Participation Interests in eight states and the District of Columbia. With this increased geographic footprint, we expect that the number of borrowers and corresponding investors, and the volume of loans originated through our Platform, will increase and generate increased revenue from borrower origination and servicing fees.

Prior to qualification of this Offering Circular and subsequent to qualification as the volume of our loans and corresponding offerings increase, we plan to continue the current strategy of raising debt and equity financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2015. Future debt and equity offerings by Groundfloor will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. Going forward, we expect to complete additional equity financing before the end of 2014. We plan to continue raising smaller amounts of debt and convertible debt financing in the interim. We expect to hire more staff to support our expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

GENERAL TERMS OF THE PARTICIPATION INTERESTS

GRE will issue the Participation Interests in distinct series, each corresponding to a Project and Loan described in more detail in "The Participation Interests Covered by this Offering Circular" below. See also the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and the form of Participation Agreement. A Participation Interest is an undivided fractional interest in the economic return on the corresponding Loan. Participation Interests will be issued in the minimum amount of $10 per unit. Your rights and obligations as a holder of Participation Interests and our rights and obligations with respect thereto are governed by the Investor Agreement and, more particularly, the Participation Agreement (which also governs the purchase and sale of the Participation Interests). The standard form of Participation Agreement is attached as an Exhibit to the Form 1-A. The Participation Agreement applicable to a particular series of Participation Interests being offered hereby is available by hyperlink on the corresponding Project Listing.

Participation Interest Payments and Term

Payment on each series of Participation Interests will be dependent upon our receipt of any cash payment of principal, accrued interest or prepayment premium (if any) under the Loan Agreement (each a "Loan Payment") governing the corresponding Loan. Upon receipt of any Loan Payment, we will promptly pay to each holder of that series of Participation Interests an amount equal to the "participation percentage" (determined by dividing the price paid for the Participation Interest by the principal amount of the corresponding Loan) of such Loan Payment, subject to any costs and expenses that we retain pursuant to its terms (the "Participation Interest Payment"). Payment schedules for each series of Participation Interests correspond to the repayment schedule of the corresponding Loan. Typically, repayment is made either as a balloon payment at maturity or interest only on a monthly/quarterly basis, with the principal amount paid at maturity. All Loans with a maturity date of less than one year are structured on a balloon repayment schedule.

All Participation Interest Payments shall be made directly to your funding account. We expect to complete all Participation Interest Payments within five business days of receipt of the Loan Payments.

We have no obligation to make any payments on the Participation Interest unless, and only to the extent that, we have received payments (or applications) on the corresponding Loan. The Participation Interest Payments will be made in U.S. dollars. Except for Loan Payments, you are not entitled to receive any amounts payable by the Developer to, or received by, us with respect to the Loan Documents (including without limitation any fees we receive in connection with the Loan Documents or any reimbursement of expenses), nor shall you have any rights with respect to the Loan Documents except as expressly provided in the Participation Agreement. Any taxes due and payable on any Participation Interest Payments are your sole responsibility; you agree to reimburse us promptly for any such taxes paid by us.

The Participation Agreement provides that such agreement and all of the series of Participation Interests corresponding to the underlying Project and Loan will automatically terminate upon payment of all amounts owed under the terms of the Participation Agreement, including upon the discharge or cancellation of any remaining Loan Payments. As a result, we expect the term of each Participation Agreement and the corresponding series of the Participation Interests to correspond to the maturity date (including any extensions we grant to Developers) of the corresponding Loan, unless such Loan is discharged or cancelled prior to that time.

Reversal of Payments

If, after we have paid your Participation Percentage of any Loan Payment we received, such Loan Payment is rescinded or must otherwise be returned or must be paid over by us to the Developer or any other person (whether pursuant to any bankruptcy law or otherwise), you have agreed, at our request, to promptly pay back to us the Participation Percentage of the payment so returned or paid over, together with the Participation Percentage of any interest or other amount required to be paid by us with respect to such payment or application.

Relationship of the Parties

The Participation Agreement sets forth the relationship between us with respect to each series of Participation Interests you are purchasing. Our duties to you are limited to those obligations explicitly set forth in the Participation Agreement, and we assume no other duties, fiduciary or otherwise, to you.

Pursuant to the terms of the Participation Agreement, you and GRE agree that (i) GRE may sell other participations in the Loan Documents from time to time; (ii) you will be considered the legal and equitable owner of the Participation Interest for all purposes; (iii) you will look only to the Developer for repayment of the Loan Principal, interest accrued thereon, and any applicable prepayment premium; and (iv) you have no interest in any other property of the Developer or any other person taken as security or guaranty for the Loan Documents or in any property in our possession or control, provided that, if any such property (or the proceeds thereof) are applied as Loan Payments, you are entitled to share in such application to the extent of your Participation Percentage.

You are the legal and equitable owner of the rights, privileges and remedies applicable to the Participation Interest under the Loan Documents, provided that all such rights, privileges and remedies shall be exercised solely through GRE or its representatives, and you will have no direct recourse in respect of the Loan Documents to the Developer or any other person.

The Participation Agreement provides that neither GRE nor any of its members, managers, officers, directors, employees, affiliates or agents shall be liable for any action lawfully taken or any failure to act by us or them or any error in judgment with respect to any transaction relating to any of the Loan Documents, except for our or their gross negligence or willful misconduct. We make no representations or warranties, express or implied, and assume no liability or responsibility to you with respect to: (a) the financial condition or continued solvency of a Developer or any of its affiliates; (b) the ability of a Developer to make the payments contemplated by the Loan Documents; or (c) the accuracy, value, collectability, genuineness, legality, enforceability, sufficiency, validity, and/or the due execution of any of the Loan Documents, or any certificate, report, underwriting materials or other document or instrument used under or in connection with any of the Loan Documents.

Ranking

The Participation Interests will be unsecured special, limited obligations of GRE. You will not have any recourse against the Company unless, and then only to the extent that, we have failed to pay your Participation Interest Payment or have otherwise breached a covenant of the Participation Agreement. GRE will be obligated to make payments on the Participation Interests only if and to the extent GRE receives Loan Payments from the Developer on the corresponding Loan. In the event of a bankruptcy or similar proceeding of GRE, the relative rights of the holder of a Participation Interest as compared to the holders of other unsecured indebtedness of GRE with respect to payment from the proceeds of the Loan repayment or other assets of GRE is uncertain. See "Risk Factors— Risks Related to Groundfloor, GRE and our Platform—If GRE were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Participation Interests could be uncertain, and the recovery, if any, of a holder of a Participation Interest may be substantially delayed and substantially less than the amounts due and to become due on the Participation Interest."

Unsecured Obligations

The Participation Interests are unsecured obligations of GRE. We expect to take out a lien on the real estate underlying the Project to secure the Developer's Loan obligations to us; however, purchasers of the corresponding series of Participation Interests will not have any recourse against the Developer or against us except for the purchasers' pro rata interest in Loan Payments we receive from the Developer.

Prepayments

To the extent that a Developer prepays a Loan, holders of Participation Interests related to that Loan will be entitled to receive their pro rata shares of the prepayment. Developers may prepay Loans without penalty.

Notice of Default

We will handle all transactions under the Loan Documents in the ordinary course of business in accordance with our usual practices. We will use commercially reasonable efforts to give you notice of any event of default under the Loan Documents by the Developer of which we have received written notice from the Developer or of which we have actual knowledge and which, in our judgment, materially affects the interest of the holder of the Participation Interests; provided that neither we nor any of our members, managers, officers, directors, employees, affiliates or agents will be liable for any failure to give any such notice. Our failure to give any such notice shall not affect any of your duties and obligations under the Participation Agreement.

Modification and Enforcement of Loan Documents

Except as provided below, we will have the exclusive right in our name alone and in our sole discretion (i) to give or withhold waivers, consents, extensions, or compromises in connection with the Loan Documents, or to amend or modify the Loan Documents; (ii) to take or refrain from taking action in connection with the handling, realizing upon, exercise of remedies, or enforcing with respect to the Loan Documents; (iii) to control the prosecution and defense of any action, claim, or demand of any kind that shall be asserted against either us or a holder of Participation Interests, or both, directly or indirectly relating to any transaction in respect of any of the Loan Documents; and (iv) while an event of default exists under the Loan Documents, to sell all or any portion of our rights, title and interest to any person under the Loan Documents, whether at, below or above par, in accordance with the terms of the Participation Agreement. Except as provided below, and without limiting the generality of the foregoing, if an event of default under the Loan Documents occurs which is not waived by us or cured within any applicable grace period, we may, at our sole option, exercise or refrain from exercising any rights or remedies we may have or take any other action with respect to the Loan Documents, including enforcing a security interest in the assets pledged to secure the Loan Payments, or otherwise available to us. Except as provided below, at no time shall we be under any duty to enforce any rights, remedies, powers, or privileges with respect to any enforcement of the obligations of the Developer under any of the Loan Documents, and we will not be compelled to do any act or to take any action toward the exercise or enforcement of the powers created by the Participation Agreement or any of the Loan Documents or to prosecute or defend any suit in respect thereof.

Notwithstanding the foregoing, we agree to use commercially reasonable efforts to pursue, either directly or through our representatives, (x) the collection of any amounts owing to us under the Loan Documents (to the extent constituting Loan Payments), and (y) the exercise of our remedies upon a breach of the Loan Documents, in each case to the extent warranted in our business judgment and consistent with reasonable commercial standards of fair dealing. In no event shall we be obligated to pursue collection or enforcement if in our business judgment the reasonable costs and expenses thereof will exceed the aggregate Loan Payments reasonably recoverable or realizable.

Liquidation Proceeds, Costs, and Expenses

The Participation Agreement provides that any and all payments and repayments received by us or the holder of Participation Interests in connection with any exercise of remedies with respect to the Loan Documents (collectively, the "Liquidation Proceeds") shall be applied (i) first, to all costs and expenses of any nature whatsoever incurred by us for the maintenance, preservation, defense, protection, sale, other disposition, collection, and enforcement of the Loan Documents, including without limitation (a) court costs and reasonable attorneys' fees, expenses, and disbursements and (b) any costs and expenses described in the following paragraph (collectively, the "Liquidation Costs"), (ii) second, to any prepayment premium owed by the Developer under the Loan Documents, (iii) third, to accrued and unpaid interest owed by the Developer under the Loan Documents, and (iv) fourth, to the outstanding Loan Principal. The Liquidation Proceeds other than the Liquidation Costs shall be shared pro rata among the holders of the series of Participation Interests in accordance with their respective Participation Percentages.

If we are sued or threatened with suit as the result of any transaction in respect of any of the Loan Documents, or in the event that any action, claim, or demand of any kind is asserted against us, directly or indirectly relating to such transaction, then, and in any such event, all moneys paid in satisfaction or compromise of such suit, claim, action, or demand and any expenses, costs, and attorneys' fees paid or incurred in connection therewith will be for your account in accordance with your Participation Percentage.

Denominations, Form and Registration

We will issue the Participation Interests only in registered form and only in electronic form. This means that each Participation Interest will be stored on our Platform. You can view a record of the Participation Interests you own and the form of your Participation Agreement online and print copies for your records by visiting your secure, password-protected webpage (referred to as the "Investor Dashboard" in the "My Account" section of our Platform). We will not issue certificates for the Participation Interests. Investors will be required to hold their Participation Interests through our Platform's electronic Participation Interest register.

We will treat the investors in whose names the Participation Interests are registered as the owners thereof for the purpose of receiving payments and for all other purposes whatsoever with respect to the Participation Interests.

Date of this Offering Circular: January 28, 2015

No Public Market

The Participation Interests do not contain any provision restricting their transferability, other than a requirement that any transferee register as an investor with Groundfloor, and such transferee agrees to the terms of the Investor Agreement and the Participation Agreement governing such series of Participation Interests. However, the Participation Interests will not be listed on any securities exchange, nor do we have plans to establish any kind of trading platform to assist investors who wish to sell their Participation Interests. There is no public market for the Participation Interests, and none is expected to develop. Accordingly, you may be required to hold your Participation Interests to maturity. Certain states, including California and Texas, also impose additional statutory restrictions on secondary trading of the Participation Interests purchased in the Offering, which may further restrict the transferability of the Participation Interests. Prospective investors are urged to consult their own legal advisors with respect to secondary trading in the Participation Interests.

THE PARTICIPATION INTERESTS COVERED BY THIS OFFERING CIRCULAR

This Offering Circular relates only to the offer and sale of the 12 separate series of Participation Interests corresponding to the same number of Projects for which GRE intends to extend Loans. Each series of Participation Interest is denominated by the corresponding Project's name. As discussed in more detail below, the following table identifies certain information for each series of Participation Interests being offered pursuant to this Offering Circular, with additional details set forth in a corresponding Loan Summary attached to this Offering Circular. This information, along with additional resources and information about each of the corresponding Projects, can also be accessed through the corresponding Project Listing on our Platform.

The table below identifies general information about each Project (including the name of the Developer, the purpose for the Loan and the address/location of the Project). It also summarizes the specific terms of the Loan (and of the corresponding series of Participation Interests we are offering under this Offering Circular), including the principal amount of the Loan, the letter grade and interest rate fixed for such Loan (both of which are derived through our proprietary Grading Algorithm), the term of the Loan, the manner of repayment, the loan position (i.e., whether GRE will hold a first or second tier security interest on the Loan) and whether financing the Loan (and completion of the sale of the corresponding series of Participation Interests) is subject to any conditions.

<table>
<tr><th colspan="2">Project (Series) Name: 127 Horseshoe Bend Jackson GA</th></tr>
<tr><td>General Information:</td><td>Details of Loan:</td></tr>
<tr><td>• Developer: Dustin Cole, Southern Specialty Properties LLC
• Purpose for Loan: Acquisition and Renovation
• Address/Location of Project:
127 Horseshoe Bend, Jackson, GA 30233</td><td>• Loan Principal: $60,000
• Interest Rate: 6% and Grade: A
• Term and Repayment Terms:
6 months – Balloon payment
• Loan Position: First Lien</td></tr>
<tr><td colspan="2">Financing Conditions:</td></tr>
<tr><td colspan="2">• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.</td></tr>
</table>

Project (Series) Name: 590 Wentworth Dr. Acworth GA	
General Information:	**Details of Loan:**
• Developer: Rick Tuley, Destiny Development Corporation • Purpose for Loan: New Construction • Address/Location of Project: 590 Wentworth Dr., Acworth, GA 30102	• Loan Principal: $175,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 1451 Wessyngton Rd. Atlanta GA	
General Information:	**Details of Loan:**
• Developer: Jeff Raw, Black Dawg Construction – Raw Real Estate Group • Purpose for Loan: New Construction • Address/Location of Project: 1451 Wessyngton Rd., Atlanta, GA 30306	• Loan Principal: $250,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 2011 Lenox Rd. Atlanta GA	
General Information:	**Details of Loan:**
• Developer: Jeff Raw, Black Dawg Construction – Raw Real Estate Group • Purpose for Loan: Renovation • Address/Location of Project: 2011 Lenox Rd., Atlanta, GA 30306	• Loan Principal: $250,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 2188 Old Axson Rd. Douglas GA	
General Information:	**Details of Loan:**
• Developer: Gregory Williams, Imperial Construction and Excavating, LLC • Purpose for Loan: New Construction • Address/Location of Project: 2188 Old Axson Rd., Douglas, GA, 31535	• Loan Principal: $60,000 • Interest Rate: 13% and Grade: C • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: Oakhurst Lot 67 Woodstock GA	
General Information:	**Details of Loan:**
• Developer: Steve Brock, Brock Built Homes • Purpose for Loan: New Construction • Address/Location of Project: Oakhurst Lot 67, Woodstock, GA	• Loan Principal: $40,000 • Interest Rate: 19% and Grade: E • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: Second Lien • Value of First Lien: $234,500
Financing Conditions:	
• Receipt of clean title search (subject to lien held by primary lender). Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 731 Brookline St SW Atlanta, GA	
General Information:	**Details of Loan:**
• Developer: Derrick Duckworth • Purpose for Loan: Renovation • Address/Location of Project: 731 Brookline St SW, Atlanta, GA 30310	• Loan Principal: $88,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: Lot 50 Dawson Forest Manor Dawsonville, GA	
General Information:	**Details of Loan:**
• Developer: Woodbridge Homebuilders • Purpose for Loan: New Construction • Address/Location of Project: Lot 50 Dawson Forest Manor, Dawsonville, GA 30534	• Loan Principal: $165,000 • Interest Rate: 13.4% and Grade: C • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 724 49th Pl NE Washington, D.C.	
General Information:	**Details of Loan:**
• Developer: Rick Lung • Purpose for Loan: New Construction • Address/Location of Project: 724 49th Pl NE, Washington, D.C. 20019	• Loan Principal: $130,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 1662 Kramer St NW Washington, D.C.	
General Information:	**Details of Loan:**
• Developer: Rick Lung • Purpose for Loan: New Construction • Address/Location of Project: 1662 Kramer St NW, Washington, D.C. 20002	• Loan Principal: $140,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 1980 English Ln Atlanta, GA	
General Information:	**Details of Loan:**
• Developer: Summit & Crowne Partners • Purpose for Loan: Renovation • Address/Location of Project: 1980 English Ln, Atlanta, GA 30337	• Loan Principal: $115,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Project (Series) Name: 514 W. Ontario Ave SW Atlanta, GA	
General Information:	**Details of Loan:**
• Developer: John Mangham • Purpose for Loan: Renovation • Address/Location of Project: 514 W. Ontario Ave SW, Atlanta, GA 30310	• Loan Principal: $80,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

PLAN OF DISTRIBUTION

The Participation Interests to be issued and sold in connection with this Offering shall be offered by GRE through our Platform. GRE is not using a selling agent or finder in connection with this Offering. GRE will use the website owned and operated by Groundfloor as an online portal and information management tool in connection with the Offering.

We will offer Participation Interests under this Offering Circular until the earlier of (i) the closing on all of the series of Participation Interests covered by this Offering Circular, (ii) one year from the date this Offering begins, or (iii) a date prior to one year from the date this Offering begins that is so determined by the Company. The Offering of each particular series of Participation Interests will commence promptly after the date this Offering Circular becomes effective.

Each offering of a series of Participation Interests remains open for such period of time as we may determine at the time the offering is posted on our Platform. We refer to this as the Offering Period. We currently plan to keep Offerings open for 30 days (unless the Offering of a particular series of Participation Interests is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors) up to a maximum of 45 days. We will notify investors who have committed funds to a Project of any such extension by email and will post a notice of the extension on our Platform. A commitment to purchase Participation Interests becomes irrevocable following expiration of the Withdrawal Period. Commitments to purchase Participation Interests made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. If the Offering of a series of Participation Interests is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release committed funds and make them available in their funding accounts.

This Offering Circular (including the Loan Summaries and the Participation Agreements corresponding to the Projects being offered hereby) will be furnished to prospective investors via electronic PDF format and will be available for viewing and download 24 hours per day, seven days per week on our Platform.

In order to subscribe to purchase the Participation Interests, a prospective investor must electronically sign and deliver the Investor Agreement, including the Terms and Conditions, agree to the Terms of Service and the Privacy Policy, and electronically sign and deliver the Participation Agreement relating to that particular series of Participation Interests.

The Company reserves the right to reject any investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective investor's subscription is rejected, all funds received from such investors will be released and made available in such investor's funding account without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we may use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Participation Interests, these materials will not give a complete understanding of this Offering, GRE or the Participation Interests and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Participation Interests.

USE OF PROCEEDS

The proceeds of each offering of a series of Participation Interests will be used by GRE to fund the Loan to a Developer that GRE is originating directly. This Offering currently covers Participation Interests for 12 Loans that will be applied toward acquisition and/or construction costs for the same number of Projects. In the future, we may also provide bridge financing arrangements for projects that have completed construction, where the proceeds from our Loan are used toward the refinancing of other term debt or equity. See "Description of the Company's Business" for a more detailed discussion of the types of Projects funded by the Loans.

The table below lists the 12 Projects covered by this Offering Circular for which GRE is offering separate series of Participation Interests. Each series of Participation Interest is denominated by the corresponding Project's name.

Project (Series)	Principal Loan Size
127 Horseshoe Bend Jackson GA	$60,000
590 Wentworth Dr. Acworth, GA	$175,000
1451 Wessyngton Rd. Atlanta, GA	$250,000
2011 Lenox Rd. Atlanta, GA	$250,000
2188 Old Axson Rd. Douglas, GA	$60,000
Oakhurst Lot 67 Woodstock GA	$40,000
731 Brookline St SW Atlanta, GA	$88,000
Lot 50 Dawson Forest Manor Dawsonville, GA	$165,000
724 49th Pl NE Washington, D.C.	$130,000
1662 Kramer St NW Washington, D.C.	$140,000
1980 English Ln Atlanta, GA	$115,000
514 W. Ontario Ave SW Atlanta, GA	$80,000
Total	**$1,553,000**

Each Loan will be administered by Groundfloor. Upon completion of the offering of a particular series of Participation Interests, the Loan Proceeds of the corresponding Loan not advanced to Developers remain in the Developer FBO Account until disbursed pursuant to the terms of the underlying Loan Agreement. We do not earn interest on the amounts held in the Developer FBO accounts that are not distributed to borrowers. We typically disburse amounts to the Developer from time to time as Draws in accordance with the budget and/or Draw schedule outlined in the underlying Loan Agreement.

The Company will not use the proceeds of the offering of a series of Participation Interests for any purpose other than to fund the corresponding Loan (except for any fees owed to GRE by the Developer, to the extent such fees have been included in the Loan Principal). No amounts will be used as the Company's working capital or to discharge any indebtedness of the Company.

FEDERAL TAX ASPECTS

The following discussion sets forth the material U.S. federal income tax considerations generally applicable to purchasers of the Participation Interests. This discussion is based on the Internal Revenue Code, Treasury regulations promulgated thereunder ("Treasury Regulations"), administrative pronouncements of the U.S. Internal Revenue Service ("IRS") and judicial decisions, all as currently in effect and all of which are subject to change and to different interpretations. Changes to any of the foregoing authorities could apply on a retroactive basis and could affect the U.S. federal income tax consequences described below.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a particular Participation Interest holder's circumstances and does not discuss any aspect of U.S. federal tax law other than income taxation or any state, local or non-U.S. tax consequences of the purchase, ownership and disposition of the Participation Interests. This discussion applies only to investors who hold the Participation Interests as capital assets within the meaning of the Internal Revenue Code (generally, property held for investment). This discussion does not address U.S. federal income tax considerations applicable to Participation Interest holders that may be subject to special tax rules, such as:

- securities dealers or brokers, or traders in securities electing mark-to-market treatment;
- banks, thrifts or other financial institutions;
- insurance companies;
- regulated investment companies or real estate investment trusts;
- tax-exempt organizations;
- persons holding Participation Interests as part of a "straddle," "hedge," "synthetic security" or "conversion transaction" for U.S. federal income tax purposes, or as part of some other integrated investment;
- partnerships or other pass-through entities;
- persons subject to the alternative minimum tax;
- certain former citizens or residents of the United States;
- non-U.S. Holders (as defined below); and
- "U.S. Holders" (as defined below) whose functional currency is not the U.S. dollar.

As used herein, a "U.S. Holder" is a beneficial owner of Participation Interests that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined under the Internal Revenue Code) are authorized to control all substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person. A "Non-U.S. Holder" is any beneficial owner of a Participation Interest that, for U.S. federal income tax purposes, is not a U.S. Holder and that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Participation Interests, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partnership holding Participation Interests, and partners in such a partnership, should consult their own tax advisors with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Participation Interests by the partnership.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PARTICIPATION INTERESTS IS

NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PARTICIPATION INTERESTS BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Taxation of the Participation Interests in General

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Participation Interests or instruments similar to the Participation Interests for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Participation Interests as our debt instruments that have original issue discount ("OID") for U.S. federal income tax purposes. This means that for U.S. federal income tax purposes (and for purposes of this discussion) the Participation Interests would be treated as debt with an interest rate equal to the interest rate of the underlying Loan. Where required, we intend to file information returns with the IRS in accordance with such treatment unless there is a change or clarification in the law, by regulation or otherwise, that would require a different characterization of the Participation Interests.

You should be aware, however, that the IRS is not bound by our characterization of the Participation Interests and the IRS or a court may take a different position with respect to the Participation Interests' proper characterization. For example, the IRS could determine that, in substance, each Participation Interest holder owns a proportionate interest in the corresponding Loan for U.S. federal income tax purposes or, for example, the IRS could instead treat the Participation Interests as a different financial instrument (including an equity interest or a derivative financial instrument). Any different characterization could significantly affect the amount, timing, and character of income, gain or loss recognized in respect of a Participation Interest. For example, if the Participation Interests are treated as our equity, (i) we would be subject to U.S. federal income tax on income, including interest, accrued on the corresponding Loan but would not be entitled to deduct interest or OID on the Participation Interests, and (ii) payments on the Participation Interests would be treated by the holder for U.S. federal income tax purposes as dividends (that may be ineligible for reduced rates of U.S. federal income taxation or the dividends-received deduction) to the extent of our earnings and profits as computed for U.S. federal income tax purposes.

A different characterization may significantly reduce the amount available to pay on the Participation Interests. You are strongly advised to consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership, and disposition of the Participation Interests (including any possible differing treatments of the Participation Interests).

The following discussion assumes that the Participation Interests will be treated as our debt instruments that have OID for U.S. federal income tax purposes. Unless otherwise specified, the following discussion assumes that the Participation Interests will not be subject to the rules governing contingent payment debt instruments.

Taxation of Payments on the Participation Interests

You will generally be required to accrue OID income as ordinary interest income for U.S. federal income tax purposes, regardless of your regular method of tax accounting. If you hold a Participation Interest with respect to a corresponding Loan that has a maturity date of more than one year, you will be required to accrue OID income as ordinary interest income under a "constant yield method." Under this treatment, if a payment on a Participation Interest is not made in accordance with the payment schedule in respect of the corresponding Loan (for example, because of a late payment on the corresponding Loan), you will be required to include an amount of OID in taxable income as interest even if you have not received the actual payment from the corresponding Loan.

The Treasury Regulations governing OID provide special rules for determining the amount and accrual of OID for debt instruments that provide for one or more alternative payment schedules applicable upon the occurrence of contingencies. If the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and based on all the facts and circumstances as of the issue date, a single payment schedule for a debt instrument, including the stated payment schedule, is significantly more likely than not to occur, the amount and accrual of OID is determined based on that payment schedule. In addition, under the applicable Treasury Regulations, remote and/or incidental contingencies may generally be ignored. A contingency relating to the amount of a payment is incidental if, under all reasonably expected market conditions, the potential amount of the payment is insignificant relative to the total expected amount of the remaining payments on the debt instrument. A contingency relating to the timing of a payment is incidental if, under all reasonably expected market conditions, the potential difference in the timing of the payment is insignificant.

The Participation Interests provide for one or more alternative payment schedules because we are obligated to make payments on a Participation Interest only to the extent that we receive payments on the corresponding Loan. The payment schedule for each Participation Interest provides for payments of principal and interest on the Participation Interest in accordance with the payment schedule for the corresponding Loan. In addition to scheduled payments, we will prepay a Participation Interest to the extent that a Developer prepays the Loan corresponding to the Participation Interest, and we will pay late fees (if any) collected on a corresponding Loan to the holders of the corresponding Participation Interest. Notwithstanding such contingencies, we intend to use the payment schedule of a Participation Interest to determine the amount and accrual of OID on the Participation Interest because we believe that a Participation Interest is significantly more likely than not to be paid in accordance with such payment schedule and/or the likelihood of nonpayment, prepayment or late payment on the Loan corresponding to such Participation Interest will be remote or incidental. If in the future we determine that the previous sentence does not apply to a Participation Interest, we anticipate that we will be required to determine the amount and accrual of OID for such Participation Interest pursuant to the rules applicable to contingent payment debt instruments, which are described below, and we shall so notify you.

OID on a Participation Interest will equal the excess of the Participation Interest's "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity of a Participation Interest includes all payments of principal and stated interest on the Participation Interest under the payment schedule of the Participation Interest. The issue price of a Participation Interest will generally equal the principal amount of a Participation Interest.

The amount of OID includible in income for a taxable year is the sum of the "daily portions" of OID with respect to the Participation Interest for each day during the taxable year in which the holder held the Participation Interest. The daily portion of OID is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of an amount equal to the product of such

Participation Interest's adjusted issue price at the beginning of the accrual period and its yield to maturity (properly adjusted for the length of the period). We intend to use 30-day accrual periods. The adjusted issue price of a Participation Interest at the beginning of any accrual period should be its issue price, increased by the aggregate amount of OID previously accrued with respect to the Participation Interest and decreased by any payments of principal and interest previously made on the Participation Interest. A Participation Interest's yield to maturity should be the discount rate that, when used to compute the present value of all payments of principal and interest to be made on the Participation Interest under the payment schedule of the Participation Interest, produces an amount equal to the issue price of such Participation Interest.

If a Participation Interest is paid in accordance with its payment schedule, the amount of OID includible in income is anticipated to be based on the stated interest rate of the Loan corresponding to the Participation Interest. As a result, you will generally be required to include an amount of OID in income that is equal to the amount of stated interest paid on the Loan corresponding to the Participation Interest. Cash payments of interest and principal under the payment schedule on the Participation Interests will not be separately included in income, but rather will be treated first as payments of previously accrued but unpaid OID and then as payments of principal.

Sale, Retirement or Other Taxable Disposition of Participation Interests

Upon the sale, retirement or other taxable disposition of a Participation Interest, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, retirement or other taxable disposition and your adjusted tax basis in the Participation Interest. In general, your adjusted tax basis in the Participation Interest will equal your cost for the Participation Interest, increased by any OID and market discount previously included in gross income by you, as discussed below, and reduced by any payments previously received by you in respect of the Participation Interest.

Except as discussed below with respect to a Participation Interest subject to rules governing market discount or contingent payment debt instruments, your gain or loss on the taxable disposition of the Participation Interest generally will be long-term capital gain or loss if the Participation Interest has been held for more than one year and short-term otherwise. The deductibility of capital losses is subject to limitations.

Prepayments

If we prepay a Participation Interest in full, the Participation Interest will be treated as retired, and, as described above, you will generally have gain or loss equal to the difference, if any, between the amount realized upon the retirement and your adjusted tax basis in the Participation Interest. If we prepay a Participation Interest in part, a portion of the Participation Interest will be treated as retired. Generally, for purposes of determining (i) your gain or loss attributable to the portion of the Participation Interest retired and (ii) your OID accruals on the portion of the Participation Interest remaining outstanding, the adjusted issue price, your adjusted tax basis, and the accrued but unpaid OID of the Participation Interest, determined immediately before the prepayment, will be allocated between the two portions of the Participation Interest based on the portion of the Participation Interest that is treated as retired. The yield to maturity of a Participation Interest is not affected by a partial prepayment.

Late Payments

As discussed above, any late fees collected on the Loan corresponding to your Participation Interest will generally be paid to you. We anticipate that any late fees paid will be insignificant relative to the total expected amount of the remaining payments on the Participation Interest. In such case, any late fees paid to you should be taxable as ordinary income at the time such fees are paid or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Nonpayment of Loan Corresponding to Participation Interest – Automatic Extension

In the event that we do not make scheduled payments on a Participation Interest as a result of nonpayment by the Developer on the corresponding Loan, you must continue to accrue and include OID on a Participation Interest in taxable income until the termination of the Participation Interests. Solely for purposes of the OID rules, the Participation Interest may be treated as retired and reissued on the scheduled payment date for an amount equal to the Participation Interest's adjusted issue price on that date. As a result of such reissuance, the amount and accrual of OID on the Participation Interest may change. At the time of the deemed reissuance, due to nonpayment by the Developer, we may not be able to conclude that it is significantly more likely than not that the Participation Interest will be paid in accordance with one payment schedule and/or that the likelihood of future nonpayment, prepayment, or late payment by the Developer on the Loan corresponding to such Participation Interest will be remote or incidental. Accordingly, the Participation Interest may become subject to the contingent payment debt instrument rules (which are discussed in more detail below). In addition, in the event that the term of a Participation Interest is extended past the corresponding Loan's original maturity date because amounts remain due and payable on the initial maturity date by the Developer on the Loan corresponding to the Participation Interest, the Participation Interest likely will be treated as reissued and become subject to the contingent payment debt instrument rules. If we determine that a Participation Interest is subject to the contingent payment debt instrument rules as a result of such a reissuance, we will notify you and provide the projected payment schedule and comparable yield.

If collection on a Participation Interest becomes doubtful, you may be able to stop accruing OID on the Participation Interest. Under current IRS guidance, it is not clear whether you may stop accruing OID if scheduled payments on a Participation Interest are not made. You should consult your own tax advisor regarding the accrual and inclusion of OID in income when collection on a Participation Interest becomes doubtful.

Losses as a Result of Worthlessness

In the event that a Participation Interest becomes wholly worthless, if you are an individual and you did not acquire the Participation Interest as part of your trade or business, you should generally be entitled to deduct your loss on the Participation Interest as a short-term capital loss in the taxable year the Participation Interest becomes wholly worthless. The portion of your loss attributable to accrued but unpaid OID may be deductible as an ordinary loss, although such treatment is not entirely free from doubt. Under Section 166 of the Code, if you are a corporation, or if you are an individual and you acquired your Participation Interest as part of a trade or business, you should generally be entitled to deduct any loss sustained during the taxable year on account of a Participation Interest becoming wholly or partially worthless as an ordinary loss. You should consult your own tax advisor regarding the character and timing of losses attributable to Participation Interests that become worthless in whole or in part.

Potential Characterization as Contingent Payment Debt Instruments

Although we believe our intended treatment of a Participation Interest as our debt instrument that is not subject to the contingent payment debt instrument rules is reasonable, our position is not binding on the IRS or the courts, and we cannot predict what the IRS or a court would ultimately decide with respect to the proper U.S. federal income tax treatment of the Participation Interests. Accordingly, there exists a risk that the IRS or a court could determine that the Participation Interests are "contingent payment debt instruments" because payments on the Participation Interests are linked to performance on the corresponding Loan. If the Participation Interests are characterized as contingent payment debt instruments, or, in the future, if we conclude that a Participation Interest is subject to the contingent payment debt instrument rules, the Participation Interests would be subject to special rules applicable to contingent payment debt instruments. If these rules were to apply, you would generally be required to accrue interest income under the noncontingent bond method. Under this method, interest would be taken into account whether or not the amount of any payment was fixed or determinable in the taxable year. The amount of interest that would be taken into account would generally be determined based on a hypothetical noncontingent bond, which is based on a "comparable yield" (generally, a hypothetical yield to be applied to determine interest accruals with respect to the Participation Interest, and which can be no less than the applicable federal rate) and a "projected payment schedule" (generally, a series of projected payments, the amount and timing of which would produce a yield to maturity on that Participation Interest equal to the comparable yield). Based on the comparable yield and the projected payment schedule, you will generally be required to accrue as OID the sum of the daily portions of interest for each day in the taxable year that you held the Participation Interest, adjusted to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Participation Interest. The daily portions of interest are determined by allocating to each day in an accrual period the ratable portion of interest that accrues in such accrual period. The amount of interest you may accrue under this method could be higher or lower than the stated interest rate on the Loan corresponding to your Participation Interests. In addition, any gain recognized on the sale, exchange or retirement of your Participation Interest will generally be treated as ordinary interest income, and any loss will be treated as ordinary loss to the extent of prior OID inclusions, and then as capital loss thereafter.

Short-Term Participation Interest

The following discussion applies to Participation Interests in which the corresponding Loan has a maturity of one year or less from the date of issue ("Short-Term Participation Interests"). There are special rules that address the U.S. federal income taxation of Short-Term Participation Interests of which you should be aware. These rules are not entirely clear in all situations. Accordingly, you are strongly advised to consult your own tax advisor with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of Short-Term Participation Interests.

In general, the Treasury Regulations provide that, in the case of a debt instrument with a maturity date of one year or less, no payments of interest are considered qualified stated interest. This means that a Short-Term Participation Interest is treated as having OID equal to the excess of the total payments on the obligation over its issue price. In general, if you are a cash method taxpayer, you should not be required to recognize interest income until actual or constructive receipt of payment, unless you elect to accrue OID in income on a current basis under either a straight-line or a constant yield method. If you do not elect to currently include accrued OID in income, you will not be allowed to deduct any of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry the Participation Interest (in an amount not exceeding the deferred income), and instead you will be required to defer deductions for such interest until the deferred income is realized upon the termination of the Participation Interest or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you elect to include accrued OID in income on a current basis, the limitation on the deductibility of interest will not apply. Upon disposition of a Short-Term Participation Interest, you will be required to characterize some or all of the gain realized on a sale, exchange or retirement of the Participation Interest as ordinary income. The amount characterized as ordinary income upon such disposition will generally equal an amount of OID that would have accrued under a straight-line basis or, if you so elect, an amount of OID that would have accrued under a constant yield method. If you are an accrual method taxpayer, you will generally be required to accrue OID in income on a current basis on either a straight-line basis or, at your election, under the constant yield method based on daily compounding. In addition, while there are special rules that address the U.S. federal income taxation of notes that have a maturity date of more than one year and that provide for one or more contingent payments, those rules generally do not apply to short-term obligations. Accordingly, the U.S. federal income taxation of short-term obligations that provide for contingent payments is not entirely clear. You should consult your own tax advisor regarding the U.S. federal income tax consequences if Short-Term Participation Interests are considered short-term obligations that provide for U.S. contingent payments.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain payments on a Participation Interest (including interest and discount) and on proceeds of the sale of a Participation Interest if you are not an exempt recipient (such as a corporation). In addition, backup withholding (currently at a 28% rate) may apply to payments made to you if (i) you do not furnish or you have failed to provide your correct taxpayer identification number, (ii) we have been instructed by the IRS to backup withhold because of under-reporting (generally meaning that the IRS has determined and notified you that you have failed to report any reportable dividend and interest payments required to be shown on a tax return for a taxable year), or (iii) in certain circumstances, you have failed to comply with applicable certification requirements or otherwise establish an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided that the required information is furnished to the IRS on a timely basis. You should consult your tax advisor regarding the application of information reporting and backup withholding rules in your particular situation, the availability of an exemption, and the procedure for obtaining such an exemption, if applicable.

LEGAL MATTERS

The validity of the Participation Interests offered hereby will be passed upon for us by Robbins Ross Alloy Belinfante Littlefield LLC.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

Date of this Offering Circular: January 28, 2015

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every investor, during the course of this Offering, the opportunity to ask questions of and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each investor, upon request, copies of the following documents:

(1) Copies of all of our material contracts; and

(2) An opinion of counsel to the Company as to the legality of the Participation Interests, indicating that they will, when sold, be valid and binding obligations of GRE.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at (678) 701-1194 or by email to contact@groundfloor.us.

Date of this Offering Circular: January 28, 2015

INDEX TO FINANCIAL STATEMENTS

GROUNDFLOOR, INC. AND SUBSIDIARY
(A Development Stage Company)

Condensed Consolidated Financial Statements

October 31, 2014 (unaudited)

GROUNDFLOOR, INC. AND SUBSIDIARY
(A Development Stage Company)

Table of Contents

October 31, 2014

(unaudited)

Condensed Consolidated Financial Statements

GROUNDFLOOR INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Balance Sheet

October 31, 2014

Assets	
Current assets:	
Cash	$ 367,904
Loans to developers	215,000
Interest receivable	4,806
Other assets	1,040
Total current assets	588,750
Computer equipment, net	880
Software and website development costs, net	63,917
Deferred financing costs, net	7,247
Total assets	$ 660,794
Liabilities	
Current liabilities:	
Accounts payable	$ 250,464
Accrued interest payable	47,478
Accrued expenses and other liabilities	50,888
Notes to investors	250,000
Total current liabilities	598,830
Convertible notes payable	1,050,000
Total liabilities	1,648,830
Stockholders' deficit	
Common stock, no par, 5,000,000 shares authorized, 1,227,750 issued and outstanding	6,620
Additional paid-in capital	9,706
Accumulated deficit	(1,003,802)
Total	(987,476)
Less stock subscription receivable	560
Total stockholder's deficit	(988,036)
Total liabilities and stockholders' deficit	$ 660,794

GROUNDFLOOR INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Statement of Operations

Ten months ended October 31, 2014

Non-interest revenue:	
Origination fees	$ 12,942
Servicing fees	1,425
Total Non-Interest Revenue	14,367
Net interest income	
Total interest income	13,376
Total interest expense	(13,376)
Net interest income	-
Total net revenue	14,367
Operating expenses:	
General and administrative	223,042
Regulatory	252,139
Sales and marketing	268,792
Development	75,072
Origination and servicing	10,979
Total operating expenses	830,024
Loss from operations	(815,657)
Interest expense	52,674
Net loss	$ (868,331)

GROUNDFLOOR INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Statement of Cash Flows

Ten months ended October 31, 2014

Cash flows from operating activities	
Net loss	$ (868,331)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization of fixed assets, capitalized software and website development costs	17,103
Amortization of deferred financing costs	13,375
Share-based compensation	8,710
Common stock issued in exchange for services	6,030
Changes in operating assets and liabilities:	
Other assets	(241)
Accounts payable	172,500
Accrued expenses	90,558
Net cash used in operating activities	(560,296)
Cash flows from investing activities	
Purchases of loans	(215,000)
Purchases of computer equipment	(1,173)
Payments of software and website costs	(51,819)
Net cash used in investing activities	(267,992)
Cash flows from financing activities	
Proceeds from issuance of convertible notes payable	885,000
Payment of deferred financing costs	(15,580)
Proceeds from notes to investors	250,000
Principal payments on shareholder loan	(11,061)
Net cash provided by financing activities	1,108,359
Net increase in cash	280,071
Cash as of beginning of the period	87,833
Cash as of end of the period	$ 367,904

GROUNDFLOOR INC. AND SUBSIDIARY

Unaudited Consolidated Statement of Stockholders' Deficit

Ten months ended October 31, 2014

	Common Stock			Additional Paid-In Capital	Accumulated Deficit	Stock Subscription Receivable	Total Stockholders' Deficit
	Shares		Amount				
Balance as of December 31, 2013	1,090,000	$	590	996	(135,471)	(560)	(134,445)
Issuance of common stock for services	137,750		6,030	-	-	-	6,030
Share-based compensation expense	-		-	8,710	-	-	8,710
Net loss	-		-	-	(868,331)	-	(868,331)
Balance as of October 31, 2014	1,227,750	$	6,620	9,706	(1,003,802)	(560)	(988,036)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. However, there has been no material change in the information disclosed in the Notes to Consolidated Financial Statements included in the consolidated financial statements for the year ended December 31, 2013 included in this filing.

Basis of Accounting and Liquidity

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business, and in accordance with Accounting Standards Codification ("ASC") 915, *Development Stage Entities*, which requires development stage enterprises to employ the same accounting principles as operating companies. The Company emerged from the development stage in early 2014.

In the opinion of management, all necessary adjustments (including only those of a normal recurring nature) have been made for a fair presentation of the financial position, results of operations, and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results for the full fiscal year. The unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2013. Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying condensed consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management's ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Until such sales levels can be achieved, management will need to secure additional capital to continue to fund product development and sales and marketing.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

During 2014, management intends to raise additional debt or equity financing to fund future operations and to provide additional working capital. Management believes that the Company will be able to obtain customers and additional financing from current and new investors to sustain its operations. However, actual results could differ from management's plan, and the condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. There are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

As shown in the accompanying condensed consolidated financial statements, the Company incurred a net loss and negative cash flows from operations during the ten months ended October, 31, 2014, and has an accumulated deficit as of October 31, 2014.

The condensed consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the condensed consolidated financial statements. In addition, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Share-Based Compensation

The Company recorded $1,903 in non-employee and $3,455 in employee share-based compensation expense during the ten months ended October 31, 2014.

Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each option grant is estimated using a Black-Scholes option-pricing model on the date of grant, assumptions used during the period were as follows:

	Non-Employees	Employees
Estimated dividend yield	0.00%	0.00%
Expected stock price volatility	64.01%	64.01%
Risk-free interest rate	2.75%	1.66%
Expected life of options (in years)	10	5.9
Weighted-average fair value per share	$ 0.49	$ 1.69

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option.

NOTE 2: CONVERTIBLE DEBT

2013 Convertible Notes

From October to December 2013, the Company entered into convertible notes with investors for total proceeds of $165,000. The notes bear interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of January 31, 2015 ("Maturity Date") or the closing of a financing with gross proceeds of at least $1,500,000 (a "Qualified Financing"). The outstanding principal and all accrued but unpaid interest shall be automatically converted into shares of the Company's stock issued in the financing at a price per share equal to 75% of the price per share of the financing.

In the event the Company has not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes has the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options, warrants, other convertible securities and shares of common stock reserved for issuance for stock options.

2014 Convertible Notes

In 2014, the Company issued convertible notes to investors for total proceeds of $885,000. These convertible notes have the same terms as the convertible notes that were issued to investors in 2013, with exception of the conversion terms. The outstanding principal and all accrued but unpaid interest shall be automatically converted into shares of the Company's stock issued in a Qualified financing at a price per share equal to the lessor of (i) 90% of the price per share of the financing, or (ii) price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options, warrants, other convertible securities and shares of common stock reserved for issuance for stock options.

NOTE 2: CONVERTIBLE DEBT (continued)

In the event the Company has not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes has the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options, warrants, other convertible securities and shares of common stock reserved for issuance for stock options.

The debt discount feature on all notes creates a contingent beneficial conversion feature associated with the convertible debt. The estimated fair value of the beneficial conversion feature will be recorded as a charge to interest expense upon the occurrence of one of the contingent conversion events associated with the note agreements.

Convertible debt recorded on the balance sheet as of October 31, 2014 consists of the following:

Face amount of convertible notes	$ 1,050,000
Accrued interest	47,478
Convertible debt and accrued interest	$ 1,097,478

Conversion of the Convertible Notes

Subsequent to October 31, 2014, and in conjunction with the equity issuance described in Note 7, the Company converted all outstanding convertible notes payable into 276,391 shares of convertible preferred stock.

NOTE 3: RELATED PARTY TRANSACTION

Shareholder Loan

During 2013, the Company entered into a revolving promissory note agreement with a founder and shareholder with an availability of up to $30,000 to finance start-up operating expenses. The note payable had a maturity date of December 31, 2014 with and interest rate at 5% per annum. During 2013, the Company was advanced a total of $27,061 for operating expenses, and repaid $16,000. The note, including interest, was paid in full in 2014.

NOTE 4: STOCKHOLDERS' DEFICIT

Capital Structure

Authorized Shares - The Company is authorized to issue 5,000,000 shares of no par value common stock.

Common Stock Transactions

In August 2013, the Company issued 1,000,000 shares of restricted common stock to founders in exchange for their equity interest in Groundfloor LLC. Under the operating agreement for Groundfloor LLC, the founders committed to capital contributions totaling $500. These capital contributions have been recorded as a stock subscription receivable.

In August 2013, the Company issued 60,000 shares of common stock to founders at $0.001 per share for a total of $60. The purchase price of $60 has been recorded as a stock subscription receivable.

In September 2013, the Company issued 30,000 shares of restricted common stock in exchange for services at $0.001 per share.

In February 2014, the Company issued 33,750 shares of restricted common stock in exchange for services at $0.67 per share.

Under the terms of the restricted common stock agreements, certain key employees and advisors vest in their stock over time. The Company has the right to purchase the unvested portion of the restricted common stock for the amount of the original purchase price per share, under certain conditions outlined in the restricted stock agreements. Additionally, vesting will accelerate upon a change in control of the Company. The amount of unvested restricted common stock as of October 31, 2014 was 533,750 shares.

NOTE 5: STOCK OPTIONS

In August 2013, the Company adopted the 2013 Stock Option Plan (the "Plan"). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options and non-qualified stock options. As of October 31, 2014, the Company had reserved a total of 125,000 shares of common stock for issuance under the Plan. Of these shares, 13,000 shares are available for future stock option grants.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company's stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

The following summarizes the stock option activity for the ten months ended October 31, 2014:

	Available Option Shares	Granted Option Shares	Weighted-Average Exercise Price
Balance as of December 31, 2013	106,000	19,000	$ 0.67
Granted	(77,000)	77,000	2.33
Balance as of October 31, 2014	29,000	96,000	$ 2.33

The following summarizes certain information about stock options vested and expected to vest as of October 31, 2014:

	Number of Options	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price
Outstanding	96,000	9.40	$ 2.33
Exercisable	16,435	9.23	2.33

As of October 31, 2014, there was approximately $84,633 of total unrecognized compensation cost related to nonvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 2.35 years.

NOTE 6: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred income tax assets as of October 31, 2014 are as follows:

Noncurrent deferred income tax asset:	
Net operating loss carryforwards	$ 138,500
Share-based compensation	2,000
Valuation allowance	(140,500)
Total noncurrent deferred income tax assets	-
Total net deferred income tax assets	$ -

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such asset. The valuation allowance increased by $89,200 during the ten months ended October 31, 2014.

As of October 31, 2014, the Company has federal and state net operating loss carryforwards of approximately $360,000 available to offset future federal and state taxable income which begin to expire 2033 and 2028.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events, including significant changes in ownership interests. If the Company's net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

Income taxes computed at the statutory federal income tax rate are reconciled to the provision for income tax expense as of October 31, 2014 is as follows:

	Amount	% of Pre-tax Earnings
Income tax expense at statutory rate	$ (295,000)	(34.0)%
State taxes (net of federal benefit)	(40,000)	(4.6)%
Non-deductible expenses	,2,000	0.2%
Change in valuation allowance	333,000	38.4%
Provision for income tax expense	$ -	0.0%

NOTE 6: INCOME TAXES (concluded)

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of October 31, 2014, the Company had no accrued interest related to uncertain tax positions.

The Company has its 2013 tax year open to examination by federal and state tax jurisdictions. The Company has not been informed by any tax authorities for any jurisdiction that this tax year is under examination. As of October 31, 2014, there are no known items which would result in a material accrual to where the Company has federal or state attributable tax positions.

NOTE 7: SUBSEQUENT EVENTS

Equity Issuance

The Company issued 91,259 shares of convertible preferred stock to investors for total proceeds of $475,000. In conjunction with the equity issuance, the Company converted all outstanding convertible notes payable into 276,391 shares of convertible preferred stock.



Hughes Pittman & Gupton, LLP
1500 Sunday Drive, Suite 300
Raleigh, North Carolina 27607
919.232.5900 919.232.5901 fax
www.hpg.com

Independent Auditors' Report

The Board of Directors
GROUNDFLOOR Inc. and Subsidiary

We have audited the accompanying consolidated financial statements of GROUNDFLOOR Inc. and Subsidiary (a development stage company) (the "Company"), which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the period from January 28, 2013 (inception) through December 31, 2013, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013, and the consolidated results of its operations and its cash flows for the period from January 28, 2013 (inception) through December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Uncertainty Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and cash outflows from operations since its inception. Those conditions raise substantial doubt about its ability to continue as a going concern as of December 31, 2013. Management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Hughes Pittman & Gupta, LLP

Raleigh, North Carolina
July 3, 2014 (except for Note 7, as to which the date is August 18, 2014)

GROUNDFLOOR INC. AND SUBSIDIARY

Consolidated Balance Sheet

December 31, 2013

Assets	
Current assets:	
Cash	$ 87,833
Deposit	799
Total current assets	88,632
Software and website development costs, net	28,908
Deferred financing costs, net	5,042
Total assets	$ 122,582
Liabilities	
Current liabilities:	
Accounts payable	$ 77,964
Accrued interest	3,002
Shareholder loan	11,061
Total current liabilities	92,027
Convertible notes payable	165,000
Total liabilities	257,027
Stockholders' deficit	
Common stock, no par, 5,000,000 shares authorized, 1,090,000 issued and outstanding	590
Additional paid-in capital	996
Deficit accumulated during development stage	(135,471)
Total	(133,885)
Less stock subscription receivable	560
Total stockholders' deficit	(134,445)
Total liabilities and stockholders' deficit	$ 122,582

See accompanying notes to consolidated financial statements

GROUNDFLOOR INC. AND SUBSIDIARY

Consolidated Statement of Operations

For the period from January 28, 2013 (inception) to December 31, 2013

Operating expenses:	
General and administrative	$ 63,263
Sales and marketing	39,839
Development	28,203
Loss from operations	(131,305)
Interest expense	4,166
Net loss	$ (135,471)

See accompanying notes to consolidated financial statements

GROUNDFLOOR INC. AND SUBSIDIARY

Consolidated Statement of Stockholders' Deficit

For the period from January 28, 2013 (inception) to December 31, 2013

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Stock Subscription Receivable	Total Stockholders' Deficit
	Shares	Amount				
Balance as of January 28, 2013 (inception)	-	$ -	-	-	-	-
Issuance of common stock to founders	1,060,000	560	-	-	(560)	-
Issuance of common stock for services	30,000	30	-	-	-	30
Share-based compensation expense	-	-	996	-	-	996
Net loss	-	-	-	(135,471)	-	(135,471)
Stockholders' deficit as of December 31, 2013	1,090,000	$ 590	996	(135,471)	(560)	(134,445)

See accompanying notes to consolidated financial statements

GROUNDFLOOR INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the period from January 28, 2013 (inception) to December 31, 2013

Cash flows from operating activities	
Net loss	$ (135,471)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of capitalized software and website development costs	2,065
Amortization of deferred financing costs	1,164
Share-based compensation	996
Common stock issued in exchange for services	30
Changes in operating assets and liabilities:	
Deposit	(799)
Accounts payable	77,964
Accrued expenses	3,002
Net cash used in operating activities	(51,049)
Cash flows from investing activities	
Payments of software and website costs	(30,973)
Cash flows from financing activities	
Proceeds from issuance of convertible notes payable	165,000
Payment of deferred financing costs	(6,206)
Advances from shareholder loan	27,061
Principal payments on shareholder loan	(16,000)
Net cash provided by financing activities	169,855
Net increase in cash	87,833
Cash as of beginning of the period	-
Cash as of end of the period	$ 87,833
Supplemental disclosure of noncash financing activities	
Issuance of common stock through stock subscription receivable	$ 560

See accompanying notes to consolidated financial statements

GROUNDFLOOR INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2013

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

GROUNDFLOOR Inc. (the "Company" or "Groundfloor") is developing an online investment platform designed to crowdsource financing for real estate development projects. With this online investment platform, investors will be able to choose between multiple real estate development investment opportunities, and developers of the projects will be able to obtain financing. Groundfloor's financing model replaces traditional sources of financing for real estate projects with the aggregation of capital from small investors using the Internet. The Company believes this method of financing real estate has many advantages including reduced project origination and financing costs, lower interest rates for real estate development financing, and attractive returns for investors.

Basis of Presentation

The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed their name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of the Company's common stock. The accounting effects of the conversion are reflected retrospectively in the consolidated financial statements for the period from January 28, 2013 (inception) through December 31, 2013. The consolidated financial statements include Groundfloor and its wholly owned subsidiary, Groundfloor Properties GA LLC, which was created for the purpose of financing real estate properties in Georgia.

Basis of Accounting and Liquidity

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business, and in accordance with Accounting Standards Codification ("ASC") 915, *Development Stage Entities*, which requires development stage enterprises to employ the same accounting principles as operating companies.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management's ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Until such sales levels can be achieved, management will need to secure additional capital to continue to fund product development and sales and marketing.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

During 2014, management intends to raise additional debt or equity financing to fund future operations and to provide additional working capital. Management believes that the Company will be able to obtain customers and additional financing from current and new investors to sustain its operations. However, actual results could differ from management's plan, and the consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. There are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

As shown in the accompanying consolidated financial statements, the Company incurred a net loss and negative cash flows from operations during the period from January 28, 2013 (inception) through December 31, 2013, and has an accumulated deficit as of December 31, 2013.

The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the consolidated financial statements. In addition, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2013. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project's estimated useful life, generally three years. Capitalized internal use software development costs consist of fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of the Company's website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Impairment of Long-Lived Assets

Long-lived assets, such as software and website development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset.

Advertising Costs

The Company expenses advertising costs as incurred. The Company incurred $4,968 in advertising costs during the period from January 28, 2013 (inception) through December 31, 2013.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

Share-Based Compensation

The Company accounts for share-based compensation using the fair value method of accounting which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

The Company recorded $996 in non-employee share-based compensation expense during the period from January 28, 2013 (inception) through December 31, 2013.

Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each option grant is estimated using a Black-Scholes option-pricing model on the date of grant as of December 31, 2013 as follows:

	Non-Employees
Estimated dividend yield	0.00%
Expected stock price volatility	66.20%
Risk-free interest rate	2.67% - 2.75%
Expected life of options (in years)	10
Weighted-average fair value per share	$ 0.50

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States ("U.S.") Treasury yield curve for the expected life of the option.

NOTE 2: CONVERTIBLE DEBT

From October to December 2013, the Company entered into convertible notes with investors for total proceeds of $165,000. The notes bear interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of January 31, 2015 ("Maturity Date") or the closing of a financing with gross proceeds of at least $1,500,000 (a "Qualified Financing"). The outstanding principal and all accrued but unpaid interest shall be automatically converted into shares of the Company's stock issued in the financing at a price per share equal to 75% of the price per share of the financing.

In the event the Company has not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes has the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

The debt discount feature creates a contingent beneficial conversion feature associated with the convertible debt. The estimated fair value of the beneficial conversion feature will be recorded as a charge to interest expense upon the occurrence of one of the contingent conversion events associated with the note agreements.

Convertible debt recorded on the balance sheet as of December 31, 2013 consists of the following:

Face amount of convertible notes	$ 165,000
Accrued interest	2,800
Convertible debt and accrued interest	$ 167,800

NOTE 3: RELATED PARTY TRANSACTION

Shareholder Loan

During 2013, the Company entered into a revolving promissory note agreement with a founder and shareholder with an availability of up to $30,000 to finance start-up operating expenses. The note payable had a maturity date of December 31, 2014 with an interest rate at 5% per annum. During 2013, the Company was advanced a total of $27,061 for operating expenses, and repaid $16,000. The outstanding principal balance was $11,061 and $202 was included in accrued interest as of December 31, 2013. The note, including interest, was paid in full in 2014.

NOTE 4: STOCKHOLDERS' DEFICIT

Capital Structure

Authorized Shares - The Company is authorized to issue 5,000,000 shares of no par value common stock.

Common Stock Transactions

In August 2013, the Company issued 1,000,000 shares of restricted common stock to founders in exchange for their equity interest in Groundfloor LLC. Under the operating agreement for Groundfloor LLC, the founders committed to capital contributions totaling $500. These capital contributions have been recorded as a stock subscription receivable.

In August 2013, the Company issued 60,000 shares of common stock to founders at $0.001 per share for a total of $60. The purchase price of $60 has been recorded as a stock subscription receivable.

In September 2013, the Company issued 30,000 shares of restricted common stock in exchange for services at $0.001 per share.

Under the terms of the restricted common stock agreements, certain key employees and advisors vest in their stock over time. The Company has the right to purchase the unvested portion of the restricted common stock for the amount of the original purchase price per share, under certain conditions outlined in the restricted stock agreements. Additionally, vesting will accelerate upon a change in control of the Company. The amount of unvested restricted common stock as of December 31, 2013 was 663,888 shares.

NOTE 5: STOCK OPTIONS

In August 2013, the Company adopted the 2013 Stock Option Plan (the "Plan"). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options and non-qualified stock options. As of December 31, 2013, the Company had reserved a total of 125,000 shares of common stock for issuance under the Plan. Of these shares, 106,000 shares are available for future stock option grants.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company's stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

The following summarizes the stock option activity for the period from January 28, 2013 (inception) through December 31, 2013:

	Available Option Shares	Granted Option Shares	Weighted-Average Exercise Price
Authorized	125,000	-	$ -
Granted	(19,000)	19,000	0.67
Balance as of December 31, 2013	106,000	19,000	0.67

The following summarizes certain information about stock options vested and expected to vest as of December 31, 2013:

	Number of Options	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price
Outstanding	19,000	9.79	$ 0.67
Exercisable	83	9.88	0.67

As of December 31, 2013, there was approximately $8,500 of total unrecognized compensation cost related to nonvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 1.4 years.

NOTE 6: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred income tax assets as of December 31, 2013 are as follows:

Noncurrent deferred income tax asset:	
Net operating loss carryforwards	$ 50,900
Share-based compensation	400
Valuation allowance	(51,300)
Total noncurrent deferred income tax assets	-
Total net deferred income tax assets	$ -

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. The valuation allowance increased by $51,300 during 2013.

As of December 31, 2013, the Company has federal and state net operating loss carryforwards of approximately $132,000 available to offset future federal and state taxable income which begin to expire in 2033 and 2028.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events, including significant changes in ownership interests. If the Company's net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

Income taxes computed at the statutory Federal income tax rate are reconciled to the provision for income tax expense as of December 31, 2013 is as follows:

	Amount	% of Pre-tax Earnings
Income tax expense at statutory rate	$ (45,700)	(34.0)%
State taxes (net of federal benefit)	(6,100)	(4.6)%
Non-deductible expenses	500	0.4%
Change in valuation allowance	51,300	38.2%
Provision for income tax expense	$ -	0.0%

NOTE 6: INCOME TAXES (concluded)

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2013, the Company had no accrued interest related to uncertain tax positions.

The Company has its 2013 tax year open to examination by federal and state tax jurisdictions. The Company has not been informed by any tax authorities for any jurisdiction that this tax year is under examination. As of December 31, 2013, there are no known items which would result in a material accrual to where the Company has federal or state attributable tax positions.

NOTE 7: SUBSEQUENT EVENTS

Convertible Notes - February and March 2014

From February to March 2014, the Company issued convertible notes to investors for total proceeds of $135,000. These convertible notes have the same terms as the convertible notes that were issued to investors in 2013.

Convertible Notes - May through August 2014

From May to August 2014, the Company issued convertible notes to investors for total proceeds of $750,000. These convertible notes have the same terms as the convertible notes that were issued to investors in 2013 and earlier in 2014, with exception of the conversion terms. The outstanding principal and all accrued but unpaid interest shall be automatically converted into shares of the Company's stock issued in a Qualified Financing at a price per share equal to 90% of the price per share of the financing.

In the event the Company has not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes has the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

Name Change

Effective August 5, 2014, the Company changed its domiciliary state to Georgia under the name Groundfloor Finance, Inc.

The Company has evaluated subsequent events through August 18, 2014, the date at which the consolidated financial statements were available to be issued.

Date of this Offering Circular: January 28, 2015

LOAN SUMMARIES

LOAN SUMMARY | 127 HORSESHOE BEND JACKSON GA

GROUNDFLOOR

A



Rate	Projected Term	Loan to Value	Remaining Amount / Days
6%	6 months	63.2%	$60,000 / 30 days

Address:
127 Horseshoe Bend,
Jackson, GA 30233

Borrower:
Dustin Cole, Southern Specialty Properties LLC

Purpose	Loan Position	Investors
Aquistion and Renovation	First Lien	0

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LOAN DETAILS

PRINCIPAL LOAN SIZE (?)	$60,000
TOTAL AMOUNT OF PRINCIPAL AND INTEREST IF PAID AT MATURITY	$61,800
REPAYMENT TERMS	Balloon payment - principal and interest returned on repayment or maturity
TITLE	Loan contingent on clean title
ARV / Value upon completion (?)	$95,000
LOAN TO VALUE / VALUATION REPORT	63.2%
Certified Independent Appraisal	--
Broker's Price Opinion	63.2%
Borrower Provided Appraisal	--
Borrower Provided Comps	--
Market Study	--
PURCHASE PRICE	$74,000
SKIN-IN-THE-GAME (?)	$14,000
BORROWER EXPERIENCE	1 year
BORROWER COMMITMENT	Part Time
EXIT STRATEGY (?)	Sell
TAKEOUT FINANCING (?)	No

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- Please consult the Offering Circular for further discussion of general risk factors.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

LOAN SUMMARY | 590 WENTWORTH DR ACWORTH GA

GROUNDFLOOR

B



Rate	Projected Term	Loan to Value	Remaining Amount / Days
9.6%	12 months	58.3%	$175,000 / 30 days

Address:
590 Wentworth Dr,
Acworth GA 30102

Borrower:
Rick Tuley, Destiny Development Corporation

Purpose	Loan Position	Investors
New Construction	First Lien	0

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LOAN DETAILS

PRINCIPAL LOAN SIZE (?)	$175,000
TOTAL AMOUNT OF PRINCIPAL AND INTEREST IF PAID AT MATURITY	$191,800
REPAYMENT TERMS	Balloon payment - principal and interest returned on repayment or maturity
TITLE	Loan contingent on clean title
ARV / Value upon completion (?)	$300,000
LOAN TO VALUE / VALUATION REPORT	58.3%
Certified Independent Appraisal	--
Broker's Price Opinion	58.3%
Borrower Provided Appraisal	--
Borrower Provided Comps	--
Market Study	--
PURCHASE PRICE	$25,000
SKIN-IN-THE-GAME (?)	$25,000
BORROWER EXPERIENCE	22 years
BORROWER COMMITMENT	Full Time
EXIT STRATEGY (?)	Sell
TAKEOUT FINANCING (?)	No

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- New construction may be subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

LOAN SUMMARY | 1451 WESSYNGTON RD ATLANTA GA

GROUNDFLOOR

A



Rate	Projected Term	Loan to Value	Remaining Amount / Days
6.4%	12 months	17.9%	$250,000 / 30 days

Address:
1451 Wessyngton Rd,
Atlanta, GA 30306

Borrower:
Jeff Raw, Black Dawg Construction - Raw Real Estate Group

Purpose	Loan Position	Investors
New Construction	First Lien	0

INVEST NOW

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LOAN DETAILS

PRINCIPAL LOAN SIZE (?)	$250,000
TOTAL AMOUNT OF PRINCIPAL AND INTEREST IF PAID AT MATURITY	$266,000
REPAYMENT TERMS	Balloon payment - principal and interest returned upon repayment or maturity
TITLE	Loan contingent on clean title
ARV / Value upon completion (?)	$1,400,000
LOAN TO VALUE / VALUATION REPORT	17.9%
Certified Independent Appraisal	--
Broker's Price Opinion	17.9%
Borrower Provided Appraisal	--
Borrower Provided Comps	--
Market Study	--
PURCHASE PRICE	$412,000
SKIN-IN-THE-GAME (?)	$412,000
BORROWER EXPERIENCE	10-20 years
BORROWER COMMITMENT	Full Time
EXIT STRATEGY (?)	Sell
TAKEOUT FINANCING (?)	No

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- New construction may be subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

LOAN SUMMARY | 2011 LENOX RD ATLANTA GA

GROUNDFLOOR

A



Rate	Projected Term	Loan to Value	Remaining Amount / Days
6.4%	12 months	32.2%	$250,000 / 30 days

Address:
2011 Lenox Rd, Atlanta, GA 30306

Borrower:
Jeff Raw, Black Dawg Construction - Raw Real Estate Group

Purpose	Loan Position	Investors
Aquistion and Renovation	First Lien	0

INVEST NOW

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LOAN DETAILS

PRINCIPAL LOAN SIZE (?)	$250,000
TOTAL AMOUNT OF PRINCIPAL AND INTEREST IF PAID AT MATURITY	$266,000
REPAYMENT TERMS	Balloon payment - principal and interest returned upon repayment or maturity
TITLE	Loan contingent on clean title
ARV / Value upon completion (?)	$775,000
LOAN TO VALUE / VALUATION REPORT	32.2%
Certified Independent Appraisal	--
Broker's Price Opinion	32.2%
Borrower Provided Appraisal	--
Borrower Provided Comps	--
Market Study	--
PURCHASE PRICE	$340,000
SKIN-IN-THE-GAME (?)	$340,000
BORROWER EXPERIENCE	10-20 years
BORROWER COMMITMENT	Full Time
EXIT STRATEGY (?)	Sell
TAKEOUT FINANCING (?)	No

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- The renovation is extensive, and therefore subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

LOAN SUMMARY | 2188 OLD AXSON RD DOUGLAS GA

GROUNDFLOOR

C



Address:
2188 Old Axson Road,
Douglas, GA 31535

Borrower:
Gregory Williams, Imperial Construction and Excavating, LLC

Rate	Projected Term	Loan to Value	Remaining Amount / Days
13%	12 months	46.1%	$60,000 / 30 days

Purpose	Loan Position	Investors
New Construction	First Lien	0

INVEST NOW

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LOAN DETAILS

PRINCIPAL LOAN SIZE (?)	$60,000
TOTAL AMOUNT OF PRINCIPAL AND INTEREST IF PAID AT MATURITY	$67,800
REPAYMENT TERMS	Balloon payment - principal and interest returned on repayment or maturity
TITLE	Loan contingent on clean title
ARV / Value upon completion (?)	$130,000
LOAN TO VALUE / VALUATION REPORT	46.1%
Certified Independent Appraisal	--
Broker's Price Opinion	--
Borrower Provided Appraisal	--
Borrower Provided Comps	46.1%
Market Study	--
PURCHASE PRICE	$12,000
SKIN-IN-THE-GAME (?)	$12,000
BORROWER EXPERIENCE	15 years
BORROWER COMMITMENT	Full Time
EXIT STRATEGY (?)	Sell
TAKEOUT FINANCING (?)	No

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- New construction may be subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

LOAN SUMMARY | OAKHURST LOT 67 WOODSTOCK GA

GROUNDFLOOR

E



Address:
Oakhurst Lot 67,
Woodstock, GA

Borrower:
Steve Brock,
Brock Built Homes

Rate	Projected Term	Loan to Value	Remaining Amount / Days
19%	12 months	74.3%	$40,000 / 30 days

Purpose	Loan Position	Investors
New Construction	Second Lien	0

INVEST NOW

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LOAN DETAILS

PRINCIPAL LOAN SIZE (?)	$40,000
TOTAL AMOUNT OF PRINCIPAL AND INTEREST IF PAID AT MATURITY	$47,600
REPAYMENT TERMS	Balloon payment - principal and interest returned on repayment or maturity
TITLE	Loan contingent on clean title (subject to lien held by primary lender)
ARV / Value upon completion (?)	$370,000
LOAN TO VALUE / VALUATION REPORT	74.3%
Certified Independent Appraisal	--
Broker's Price Opinion	74.3%
Borrower Provided Appraisal	--
Borrower Provided Comps	--
Market Study	--
PURCHASE PRICE	$40,000
SKIN-IN-THE-GAME (?)	$0
BORROWER EXPERIENCE	20+ years
BORROWER COMMITMENT	Full Time
EXIT STRATEGY (?)	Sell
TAKEOUT FINANCING (?)	No

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- We have a second lien on the property. Community and Southern Bank has a first lien in the amount of $234,500.
- New construction may be subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

LOAN SUMMARY | 731 BROOKLINE ST SW, ATLANTA, GA

GROUNDFLOOR

B



Rate	Projected Term	Loan to Value	Remaining Amount / Days
9.6%	12 months	45.1%	$88,000 / 30 days

Address:
731 Brookline St SW,
Atlanta, GA 30310

Borrower:
Derrick Duckworth

Purpose	Loan Position	Investors
Renovation	First Lien	0

INVEST NOW

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LOAN DETAILS

PRINCIPAL LOAN SIZE (?)	$88,000
TOTAL AMOUNT OF PRINCIPAL AND INTEREST IF PAID AT MATURITY	$96,448
REPAYMENT TERMS	Balloon payment - principal and interest returned on repayment or maturity
TITLE	Loan contingent on clean title
ARV / Value upon completion (?)	$195,000
LOAN TO VALUE / VALUATION REPORT	45.1%
Certified Independent Appraisal	--
Broker's Price Opinion	--
Borrower Provided Appraisal	--
Borrower Provided Comps	45.1%
Market Study	--
PURCHASE PRICE	$30,000
SKIN-IN-THE-GAME (?)	$30,000
BORROWER EXPERIENCE	12 years
BORROWER COMMITMENT	Full Time
EXIT STRATEGY (?)	Sell
TAKEOUT FINANCING (?)	No

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- The renovation is extensive, and therefore subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

LOAN SUMMARY | LOT 50 DAWSON FOREST MANOR, DAWSONVILLE, GA

GROUNDFLOOR

C



Rate	Projected Term	Loan to Value	Remaining Amount / Days
13.4%	12 months	68.8%	$165,000 / 30 days

Address:
Lot 50 Dawson Forest Manor, Dawsonville, GA 30534

Borrower:
Woodbridge Homebuilders

Purpose	Loan Position	Investors
New Construction	First Lien	0

INVEST NOW

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LOAN DETAILS

PRINCIPAL LOAN SIZE (?)	$165,000
TOTAL AMOUNT OF PRINCIPAL AND INTEREST IF PAID AT MATURITY	$187,110
REPAYMENT TERMS	Balloon payment - principal and interest returned upon repayment or maturity
TITLE	Loan contingent on clean title
ARV / Value upon completion (?)	$240,000
LOAN TO VALUE / VALUATION REPORT	68.8%
Certified Independent Appraisal	--
Broker's Price Opinion	--
Borrower Provided Appraisal	--
Borrower Provided Comps	68.8%
Market Study	--
PURCHASE PRICE	$30,100
SKIN-IN-THE-GAME (?)	$30,100
BORROWER EXPERIENCE	21 years
BORROWER COMMITMENT	Full Time
EXIT STRATEGY (?)	Sell
TAKEOUT FINANCING (?)	No

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- New construction may be subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

LOAN SUMMARY | 724 49TH PL NE WASHINGTON, DC

GROUNDFLOOR

A



Address:
724 49th Pl. NE
Washington, D.C. 20019

Borrower:
Rick Lung

Rate	Projected Term	Loan to Value	Remaining Amount / Days
6.4%	12 months	40.0%	$130,000 / 30 days

Purpose	Loan Position	Investors
New Construction	First Lien	0

INVEST NOW

Click here to view the Participation Agreement

LOAN DETAILS

PRINCIPAL LOAN SIZE (?)	$130,000
TOTAL AMOUNT OF PRINCIPAL AND INTEREST IF PAID AT MATURITY	$138,320
REPAYMENT TERMS	Balloon payment - principal and interest returned upon repayment or maturity
TITLE	Loan contingent on clean title
ARV / Value upon completion (?)	$325,000
LOAN TO VALUE / VALUATION REPORT	40.0%
Certified Independent Appraisal	--
Broker's Price Opinion	--
Borrower Provided Appraisal	--
Borrower Provided Comps	40.0%
Market Study	--
PURCHASE PRICE	$95,000
SKIN-IN-THE-GAME (?)	$95,000
BORROWER EXPERIENCE	7 years
BORROWER COMMITMENT	Full Time
EXIT STRATEGY (?)	Sell
TAKEOUT FINANCING (?)	No

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- New construction may be subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

LOAN SUMMARY | 1662 KRAMER ST NW WASHINGTON, DC

GROUNDFLOOR

A



Rate	Projected Term	Loan to Value	Remaining Amount / Days
6.4%	12 months	28.0%	$140,000 / 30 days

Address:
1662 Kramer St. NW
Washington, D.C. 20002

Borrower:
Rick Lung

Purpose	Loan Position	Investors
New Construction	First Lien	0

INVEST NOW

Click here to view the Participation Agreement

LOAN DETAILS

PRINCIPAL LOAN SIZE (?)	$140,000
TOTAL AMOUNT OF PRINCIPAL AND INTEREST IF PAID AT MATURITY	$148,960
REPAYMENT TERMS	Balloon payment - principal and interest returned on repayment or maturity
TITLE	Loan contingent on clean title
ARV / Value upon completion (?)	$500,000
LOAN TO VALUE / VALUATION REPORT	28.0%
Certified Independent Appraisal	--
Broker's Price Opinion	--
Borrower Provided Appraisal	--
Borrower Provided Comps	28.0%
Market Study	--
PURCHASE PRICE	$135,000
SKIN-IN-THE-GAME (?)	$135,000
BORROWER EXPERIENCE	7 years
BORROWER COMMITMENT	Full Time
EXIT STRATEGY (?)	Sell
TAKEOUT FINANCING (?)	No

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- New construction may be subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

LOAN SUMMARY | 1980 ENGLISH LN ATLANTA, GA

GROUNDFLOOR

B



Address:
1980 English Ln Atlanta, GA 30337

Borrower:
Summit & Crowne Partners

Rate	Projected Term	Loan to Value	Remaining Amount / Days
9.6%	12 months	54.8%	$115,000 / 30 days

Purpose	Loan Position	Investors
Renovation	First Lien	0

INVEST NOW

Click here to view the Participation Agreement

LOAN DETAILS

PRINCIPAL LOAN SIZE (?)	$115,000
TOTAL AMOUNT OF PRINCIPAL AND INTEREST IF PAID AT MATURITY	$126,040
REPAYMENT TERMS	Balloon payment - principal and interest returned on repayment or maturity
TITLE	Loan contingent on clean title
ARV / Value upon completion (?)	$210,000
LOAN TO VALUE / VALUATION REPORT	54.8%
Certified Independent Appraisal	--
Broker's Price Opinion	--
Borrower Provided Appraisal	--
Borrower Provided Comps	54.8%
Market Study	--
PURCHASE PRICE	$90,000
SKIN-IN-THE-GAME (?)	$35,000
BORROWER EXPERIENCE	12 years
BORROWER COMMITMENT	Full Time
EXIT STRATEGY (?)	Sell
TAKEOUT FINANCING (?)	No

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- The renovation is extensive, and therefore subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

LOAN SUMMARY | 514 W. ONTARIO AVE SW ATLANTA, GA

GROUNDFLOOR

B



Address:
514 W. Ontario Ave SW
Atlanta, GA 30310

Borrower:
John Mangham

Rate	Projected Term	Loan to Value	Remaining Amount / Days
9.6%	12 months	45.7%	$80,000 / 30 days

Purpose	Loan Position	Investors
Renovation	First Lien	0

INVEST NOW

Click here to view the Participation Agreement

LOAN DETAILS

PRINCIPAL LOAN SIZE (?)	$80,000
TOTAL AMOUNT OF PRINCIPAL AND INTEREST IF PAID AT MATURITY	$87,680
REPAYMENT TERMS	Balloon payment - principal and interest returned on repayment or maturity
TITLE	Loan contingent on clean title
ARV / Value upon completion (?)	$175,000
LOAN TO VALUE / VALUATION REPORT	45.7%
Certified Independent Appraisal	--
Broker's Price Opinion	--
Borrower Provided Appraisal	--
Borrower Provided Comps	45.7%
Market Study	--
PURCHASE PRICE	$44,000
SKIN-IN-THE-GAME (?)	$44,000
BORROWER EXPERIENCE	20 years
BORROWER COMMITMENT	Full Time
EXIT STRATEGY (?)	Sell
TAKEOUT FINANCING (?)	No

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- The renovation is extensive, and therefore subject to delays and other unexpected issues.
- Please consult the Offering Circular for further discussion of general risk factors.

DEVELOPER FEES

Groundfloor Real Estate generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
Groundfloor Real Estate does not take a "spread" on any part of the interest payments.
Developers may capitalize the cost of closing into the principal amount of their loan request. These closing costs typically range from $500 to $1500.
Unless otherwise limited by applicable law, Groundfloor Real Estate will charge a penalty of 2% for any extension made to the borrower. See Groundfloor Real Estate "Fees and Expenses" in the Offering Circular.

Date of this Offering Circular: January 28, 2015

PART III — EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Groundfloor Real Estate LLC Articles of Organization
2.2	Groundfloor Real Estate LLC Operating Agreement
2.3	Groundfloor Finance Inc. First Amended and Restated Articles of Incorporation
2.4	Groundfloor Finance Inc. Bylaws
4.1	Form of Investor Agreement
4.2	Standard Form of Participation Agreement
10.1	Consent of Hughes, Pittman & Gupton LLP
11.1	Opinion of Robbins Ross Alloy Belinfante Littlefield LLC

Exhibit 2.1

Control No.: 14075930

STATE OF GEORGIA

Secretary of State
Corporations Division
313 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF ORGANIZATION

I, **Brian P. Kemp,** The Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

GROUNDFLOOR REAL ESTATE LLC
a Domestic Limited Liability Company

is hereby issued a CERTIFICATE OF ORGANIZATION under the laws of the State of Georgia on **August 05, 2014** by the filing of all documents in the Office of the Secretary of State and by the paying of all fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on August 05, 2014


STATE OF GEORGIA
CONSTITUTION
WIS DOM
JUSTICE
MODER ATION
1776

Brian P. Kemp
Secretary of State

Tracking #: BP3Kqbcg

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

DOCKET NUMBER:	140820100
CONTROL NUMBER:	14075930
DATE INC/AUTH/FILED:	8/05/2014
JURISDICTION:	GEORGIA
PRINT DATE:	08/20/2014
FORM NUMBER:	211

CERTIFICATE OF EXISTENCE

I, Brian P. Kemp, the Secretary of State of the State of Georgia, do hereby certify under the seal of my office that

GROUNDFLOOR REAL ESTATE LLC
A DOMESTIC LIMITED LIABILITY COMPANY

was formed in the jurisdiction stated above or was authorized to transact business in Georgia on the above date. Said entity is in compliance with the applicable filing and annual registration provisions of Title 14 of the Official Code of Georgia Annotated and has not filed articles of dissolution, certificate of cancellation or any other similar document with the office of the Secretary of State.

This certificate relates only to the legal existence of the above-named entity as of the date issued. It does not certify whether or not a notice of intent to dissolve, an application for withdrawal, a statement of commencement of winding up or any other similar document has been filed or is pending with the Secretary of State.

This certificate is issued pursuant to Title 14 of the Official Code of Georgia Annotated and is prima-facie evidence that said entity is in existence or is authorized to transact business in this state.


STATE OF GEORGIA
1776

Brian P. Kemp
Secretary of State

Secretary of State
Control No.: 14075930
Date Filed:8/5/2014 5:08:23 PM

Articles of Organization

The Name of the Limited Liability Company:
GROUNDFLOOR REAL ESTATE LLC

The Principal Place of Business:
3355 Lenox Road
Suite 750
Atlanta, Georgia 30326

Registered Agent's Name and Address:
Vincent Russo
999 Peachtree St. NE
Suite 1120
Atlanta, Georgia 30309, Fulton County

Effective Date: August 05, 2014

Organizer(s):

Nikhil Bhargava

3355 Lenox Road
Suite 750
Atlanta, Georgia 30326

Optional Provisions:

1. The Company shall have perpetual duration.

2. All members of the Company, by virtue of their status as members, shall be managers of the Company.

3. To the full extent from time to time permitted by law, no person who is serving or who has served as a manager of the Company shall be personally liable in any action for monetary damages for breach of his or her duty as a manager, whether such action is brought by or in the right of the Company or otherwise. Neither the amendment or repeal of this provision nor the adoption of any term inconsistent with this provision shall eliminate or reduce the protection afforded by this provision to a manager of the Company with respect to any matter which occurred, or any cause of action, suit, or claim which but for this provision would have accrued or arisen, prior to such amendment, repeal, or adoption.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Organization on the date set forth below:
Signed by:
Nikhil Bhargava Organizer

Date: 05 August, 2014

A person who signs a document submits an electronic filing he or she knows is false in any material respect with the intent that the document be delivered to the Secretary of State for filing shall be guilty of a misdemeanor and, upon conviction thereof, shall be punished to the highest degree permissible by law. [O.C.G.A. § 14-2-129.]

Exhibit 2.2

OPERATING AGREEMENT

OF

GROUNDFLOOR REAL ESTATE LLC

(A Georgia Limited Liability Company)

DATED: August 14, 2014

THE LIMITED LIABILITY COMPANY MEMBERSHIP INTEREST REPRESENTED BY THIS OPERATING AGREEMENT HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE GEORGIA UNIFORM SECURITIES ACT OF 2008, OR SIMILAR LAWS OR ACTS OF OTHER STATES IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE MEMBERSHIP INTEREST IS RESTRICTED.

OPERATING AGREEMENT
OF
GROUNDFLOOR REAL ESTATE LLC

This OPERATING AGREEMENT of GROUNDFLOOR REAL ESTATE LLC (the "Company"), a limited liability company organized pursuant to the Georgia Limited Liability Company Act (the "Act"), is executed effective as of the date set forth on the cover page of this Agreement. GROUNDFLOOR FINANCE INC., a Georgia corporation ("Groundfloor Parent"), is the sole member of the Company. Solely for federal and state tax purposes and pursuant to Treasury Regulations Section 301.7701-3, Groundfloor Parent and the Company intend for the Company to be disregarded as an entity that is separate from Groundfloor Parent. For all other purposes (including, without limitation, limited liability protection for Groundfloor Parent from Company liabilities), however, Groundfloor Parent and the Company intend for the Company to be respected as a legal entity that is separate and apart from Groundfloor Parent.

ARTICLE I
FORMATION OF THE COMPANY

1.1. *Formation.* The Company was formed upon the filing the Articles of Organization of the Company with the Georgia Secretary of State.

1.2. *Name.* The name of the Company is as set forth on the cover page of this Agreement. The Manager may change the name of the Company from time to time as it deems advisable, provided appropriate amendments to this Agreement and the Articles of Organization and necessary filings under the Act are first obtained.

1.3. *Registered Office and Registered Agent.* The Company's registered office within the State of Georgia and its registered agent at such address shall be determined by the Manager.

1.4. *Principal Place of Business.* The principal place of business of the Company within the State of Georgia shall be at such place or places as the Member may from time to time deem necessary or advisable.

1.5. *Purposes and Powers.*

(a) The purpose of the Company shall be to engage in any lawful business for which limited liability companies may be organized under the Act.

(b) The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act.

1.6. *Term.* The Company shall continue in existence until it is dissolved and its affairs wound up in accordance with the provisions of this Agreement and the Act.

1.7. *Nature of Member's Interest.* The interest of the sole Member in the Company shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company.

ARTICLE II
DEFINITIONS

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Act" means the Georgia Limited Liability Company Act, as the same may be amended from time to time.

"Agreement" means this Operating Agreement, as amended from time to time.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

"Manager" means any Person executing this Agreement as a Manager, any other Person that succeeds such Manager or any other Person elected to act as Manager of the Company as provided in the Act and this Agreement.

"Member" means Groundfloor Parent or any other Person who succeeds to its entire Membership Interest in the Company in accordance with this Agreement or the Act.

"Membership Interest" means all of the Member's rights in the Company, including without limitation, the Member's right to receive distributions, any right to vote, and any right to participate in the management of the Company as provided in the Act and this Agreement.

"Person" means an individual, a trust, an estate, a domestic corporation, a foreign corporation, a professional corporation, a partnership, a limited partnership, a limited liability company, a foreign limited liability company, an unincorporated association, or another entity.

"Property" means (i) any and all property acquired by the Company, real and/or personal (including, without limitation, intangible property), and (ii) any and all of the improvements constructed on any real property.

"Secretary of State" means the Secretary of State of the State of Georgia.

"Treasury Regulations" means the Income Tax Regulations and Temporary Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

ARTICLE III
MANAGEMENT OF THE COMPANY

3.1 *Manager; Appointment and Removal.* The business of the Company shall be managed by a Manager who shall be appointed from time to time by the Member. A Manager may be removed as such at any time for any reason by the Member. The initial Manager of the Company is Groundfloor Parent.

3.2 *Actions by Manager.* Except as otherwise may be expressly provided in this Agreement, the Articles of Organization or the Act, all decisions with respect to the management of the business and affairs of the Company shall be made by action of the Manager. The Manager shall have full and complete authority, power and discretion to manage and control the business of the Company, to make all decisions regarding those matters and to perform any and all other acts customary or incident to the management of the Company's business, except only as to those acts as to which approval by the Member is expressly required by the Articles of Organization, this Agreement, the Act or other applicable law.

3.3 *Delegation of Responsibility for Day-to-Day Management.* The Manager may delegate responsibility for the day-to-day management of the Company to any Person retained by the Manager who shall have and exercise on behalf of the Company all powers and rights necessary or convenient to carry out such management responsibilities.

3.4 *Indemnification of Manager.* The Company shall indemnify the Manager to the fullest extent permitted or required by the Act, as amended from time to time, and the Company may advance expenses incurred by the Manager upon the approval of the Member. The provisions of this Section 3.4 shall apply also to any Person to whom the Manager has delegated management authority as provided in Section 3.3, whether or not such Person is a Manager or Member.

3.5 *Limitation on Liability.* No Manager of the Company shall be liable to the Company for monetary damages for an act or omission in such Person's capacity as a Manager, except as provided in the Act for (i) acts or omissions which a Manager knew at the time of the acts or omissions were clearly in conflict with the interests of the Company; (ii) any transaction from which a Manager derived an improper personal benefit; or (iii) acts or omissions occurring prior to the date this Section 3.5 becomes effective. If the Act is amended to authorize further elimination of or limitations on the liability of managers, then the liability of the Manager shall be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of this Section shall not adversely affect the right or protection of the Manager existing at the time of such repeal or modification. The provisions of this Section 3.5 shall apply also to any Person to whom the Manager has delegated management authority as provided in Section 3.3, whether or not such Person is a Manager or Member.

3.6 *Liability for Return of Capital Contribution.* The Manager shall not be liable for the return to the Member of amounts contributed by the Member to the capital of the Company, and upon dissolution, the Member shall look solely to the property of the Company.

ARTICLE IV
OBLIGATIONS OF SOLE MEMBER

The Member shall not be required to make any contribution to the capital of the Company, nor shall the Member in its capacity as such be bound by, or personally liable for, any expense, liability, or obligation of the Company except to the extent of its interest in the Company and the obligation to return distributions made to it under certain circumstances as required by the Act.

ARTICLE V
CAPITAL CONTRIBUTIONS

The Member has contributed cash to the Company in the amount of $100. The Member shall have no obligation to make any further capital contributions to the Company.

ARTICLE VI
PROFIT AND LOSS

All profit and loss of the Company and all assets and liabilities of the Company shall, *solely* for state and federal income tax purposes, be treated as the profits, losses, assets and liabilities of the Member pursuant to Treasury Regulations Section 301.7701-3, but for no other purpose (including, without limitation, limited liability protection for the Member from Company liabilities).

ARTICLE VII
DISTRIBUTIONS

The Manager shall cause the Company to distribute cash and other assets of the Company to the Member at the times and in the amounts as the Member may from time to time direct; provided, however, that the Manager shall not cause the Company to make any distribution to the extent such distribution would be prohibited by the Act or other applicable law.

ARTICLE VIII
TRANSFER OF INTERESTS AND ADMISSION OF MEMBERS

The Member may at any time transfer all or any part of its membership interest in the Company. The transferee of the Member's entire membership interest shall become a member of the Company and the transferring Member shall cease to be a member of the Company upon consummation of the transfer, provided that the transferring Member shall have the right to such information as may be necessary for the computation of the transferring Member's federal and state income tax liability for the year of the transfer. If the Member transfers less than all of its membership interest and the Company or the Company admits any person as an additional member, appropriate amendments shall be made to this Agreement to reflect the change in the Company's tax classification that would result from such transfer or admission.

ARTICLE IX
DISSOLUTION AND LIQUIDATION OF THE COMPANY

9.1. *Dissolution Events.* The Company will be dissolved upon the happening of any of the following events:

(a) All or substantially all of the assets of the Company are sold, exchanged, or otherwise transferred (unless the Member has elected to continue the business of the Company);

(b) The Member signs a document stating its election to dissolve the Company;

(c) The entry of a final judgment, order, or decree of a court of competent jurisdiction adjudicating the Company to be bankrupt and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal;or

(d) The entry of a decree of judicial dissolution or the issuance of a certificate for administrative dissolution under the Act.

9.2. *Liquidation.* Upon the happening of any of the events specified in Section 9.1 and, if applicable, the failure of the Member to continue the business of the Company, the Manager, or any liquidating trustee designated by the Manager, will commence as promptly as practicable to wind up the Company's affairs unless the Manager or the liquidating trustee (either, the "Liquidator") determines that an immediate liquidation of Company assets would cause undue loss to the Company, in which event the liquidation may be deferred for a time determined by the Liquidator to be appropriate. Assets of the Company may be liquidated or distributed in kind, as the Liquidator determines to be appropriate. The Member will continue to be entitled to Company cash flow during the period of liquidation. The proceeds from liquidation of the Company and any Company assets that are not sold in connection with the liquidation will be applied in the following order of priority:

(a) To payment of the debts and satisfaction of the other obligations of the Company, including, without limitation, debts and obligations to the Member;

(b) To the establishment of any reserves deemed appropriate by the Liquidator for any liabilities or obligations of the Company, which reserves will be held for the purpose of paying liabilities or obligations of the Company and, at the expiration of a period the Liquidator deems appropriate, will be distributed in the manner provided in Section 9.2(c); and, thereafter

(c) To the Member.

9.3. *Articles of Dissolution.* Upon the dissolution and commencement of the winding up of the Company, the Manager shall cause Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State, and the Manager shall execute, acknowledge, and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.

ARTICLE X
MISCELLANEOUS

10.1. *Records.* The records of the Company will be maintained at the Company's principal place of business or at any other place the Manager selects, provided the Company keeps at its principal place of business the records required by the Act to be maintained there.

10.2. *Survival of Rights.* Except as provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the partiesand their successors and assigns.

10.3. *Amendments.* This Agreement may be amended only by a writing signed by the Member and the Company.

10.4. *Interpretation and Governing Law.* When the context in which words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and vice versa. The masculine gender shall include the feminine and neuter. The Article and Section headings or titles shall not define, limit, extend, or interpret the scope of this Agreement or any particular Article or Section. This Agreement shall be governed and construed in accordance with the laws of the State of Georgia without giving effect to the conflicts of laws provisions thereof.

10.5. *Severability.* If any provision, sentence, phrase or word of this Agreement or the application thereof to any person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision, sentence, phrase, or word to Persons or circumstances, other than those as to which it is held invalid, shall not be affected thereby.

10.6. *Creditors Not Benefited.* Nothing in this Agreement is intended to benefit any creditor of the Company. No creditor of the Company or the Member will be entitled to require the Member to solicit or accept any loan or additional capital contribution for the Company or to enforce any right which the Company may have against the Member, whether arising under this Agreement or otherwise.

[signature page follows]

[signature page to Operating Agreement of Groundfloor Real Estate, LLC]

IN WITNESS WHEREOF, the undersigned, being the Manager and the sole Member of the Company, have caused this Agreement to be duly adopted by the Company and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

THE COMPANY:

GROUNDFLOOR REAL ESTATE LLC,
a Georgia limited liability company

By: GROUNDFLOOR FINANCE INC., its Manager

By: Nick Bhargava
Name: Nikhil Bhargava
Title: Secretary and Executive V.P.

THE MANAGER:

GROUNDFLOOR FINANCE INC.,
a Georgia corporation

By: Nick Bhargava
Name: Nikhil Bhargava
Title: Secretary and Executive V.P.

THE MEMBER:

GROUNDFLOOR FINANCE INC.,
a Georgia corporation

By: Nick Bhargava
Name: Nikhil Bhargava
Title: Secretary and Executive V.P.

Exhibit 2.3

Control No.: 14073197

STATE OF GEORGIA

Secretary of State
Corporations Division
313 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF RESTATED ARTICLES

I, **Brian P. Kemp,** The Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

GROUNDFLOOR FINANCE INC.
a Domestic For-Profit Corporation

is hereby issued a CERTIFICATE OF RESTATED ARTICLES under the laws of the State of Georgia on **December 05, 2014** by the filing of all documents in the Office of the Secretary of State and by the paying of all fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on December 05, 2014


STATE OF GEORGIA
CONSTITUTION
WIS DOM
JUSTICE
MODER ATION
1776

Brian P. Kemp
Secretary of State

Tracking #: 3THRpKFV

ARTICLES OF RESTATEMENT
OF
GROUNDFLOOR FINANCE INC.

Pursuant to Section 14-2-1007 of the Georgia Business Corporation Code, the undersigned corporation hereby submits the following for the purpose of amending and restating its Articles of Incorporation and does hereby certify as follows:

1. The name of the corporation is Groundfloor Finance Inc. (the "**Corporation**").

2. The Corporation's Articles of Incorporation are hereby amended and restated as set forth in the First Amended and Restated Articles of Incorporation attached hereto as **Exhibit A**.

3. The Corporation's First Amended and Restated Articles of Incorporation were approved and adopted by the Corporation's Board of Directors on December 5, 2014, and Shareholders on December 5, 2014, in the manner prescribed by law.

4. The Articles of Restatement will be effective upon filing.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Restatement to be signed by its Chief Executive Officer on December 5, 2014.

GROUNDFLOOR FINANCE INC.

By: ______________________
Brian Dally
Chief Executive Officer

Exhibit A

GROUNDFLOOR FINANCE INC.

FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION

ARTICLE I

The name of the corporation is Groundfloor Finance Inc. (the "***Corporation***"). The effective date of this First Amended and Restated Articles of Incorporation (the "***Restated Articles***") shall be December 5, 2014.

ARTICLE II

The Corporation is organized pursuant to the Georgia Business Corporation Code (the "***Code***"), as it may be amended from time to time, and shall have perpetual duration.

ARTICLE III

The Corporation is organized for the purpose of engaging in any lawful business not specifically prohibited to corporations for profit under the laws of the State of Georgia, and the Corporation has all powers necessary to conduct any such businesses and all other powers enumerated in the Code, as it may be amended from time to time.

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 5,575,000 shares consisting of (a) 5,000,000 shares of Common Stock, no par value per share ("***Common Stock***"), and (b) 575,000 shares of Preferred Stock, no par value per share ("***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of the Restated Articles, 575,000 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***". The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK.

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

B. PREFERRED STOCK.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of each series of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its shareholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the "***Preferred Stock Liquidation Preference***"). If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the shareholders of the Corporation shall be insufficient to pay the holders the Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of the Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For purposes of these Restated Articles, "***Original Issue Price***" means $5.205 per share for each share of the Series Seed Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to the Series Seed Preferred Stock).

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the shareholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis) (the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 1.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the shareholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 1.1 and 1.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 1.3.1(a)(ii) or 1.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the Code within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of a majority of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Georgia law governing distributions to stockholders (the "***Available Proceeds***"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Preferred Stock Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Georgia law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 1.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

1.3.3 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

1.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the shareholders of the Corporation is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 1.1 and 1.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the shareholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 1.1 and 1.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 1.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

2. Voting.

2.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of these Restated Articles, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 2.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 2.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 2.2. The rights of the holders of the Series Seed Preferred Stock and the rights of the holders of the Common Stock under the first sentence of this Section 2.2 shall terminate on the first date following the Series Seed Original Issue Date (as defined below) on which the outstanding number of shares of Series Seed Preferred Stock do not constitute at least five percent (5%) of the outstanding capital of the Company (calculated on a fully diluted as-if-converted to Common Stock basis assuming the conversion of all outstanding Preferred Stock and the exercise of all outstanding options and warrants).

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or these Restated Articles) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class: (a) alter the rights, powers or privileges of the Preferred Stock set forth in these Restated Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock; (b) increase or decrease the authorized number of shares of any class or series of capital stock; (c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the articles of incorporation of the Corporation, as then in effect, that are senior to or on a parity with the Series Seed Preferred Stock; (d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); (e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; (f) increase or decrease the number of directors of the Corporation; or (g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series of Preferred Stock by the applicable Conversion Price (as defined below) for such series of Preferred Stock at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "*Contingency Event*"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these Restated Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price shall be made with respect to the converted shares for any declared but unpaid dividends on the Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustments to Series Seed Conversion Price.

3.4.1 Special Definitions. For purposes of this Section 3.4, the following definitions shall apply:

(a) "*Option*" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "*Series Seed Original Issue Date*" shall mean the date on which the first share of Series Seed Preferred Stock was issued by the Corporation.

(c) "*Convertible Securities*" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "*Additional Shares of Common Stock*" shall mean all shares of Common Stock issued (or, pursuant to Subsection 3.4.3 below, deemed to be issued) by the Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "*Exempted Securities*"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 3.5, 3.6, 3.7, or 3.9;

(iii) up to an aggregate of 500,000 shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock issued to the public in connection with the Company's initial public offering of its Common Stock pursuant to a registration statement filed under the Securities Act of 1933, as amended;

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vi) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors of the Corporation; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

3.4.2 <u>No Adjustment of Conversion Price.</u>

(a) No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.4.3 <u>Deemed Issue of Additional Shares of Common Stock</u>.

(a) If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 3.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 3.4.4 (either because the consideration per share (determined pursuant to Subsection 3.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 3.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 3.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 3.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 3.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 3.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

3.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 3.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(b) "CP1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

3.4.5 Determination of Consideration. For purposes of this Subsection 3.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 3.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such

Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 3.4.4 then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, each Conversion Price for the Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, each Conversion Price for the Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event each Conversion Price for the Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.6 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of the Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of the Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of the Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of the Preferred Stock had been converted into Common Stock on the date of such event.

3.8 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.5, 3.6, 3.7 or 3.9 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of the Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.9 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.6, 3.7 or 3.8), then, following any such consolidation or merger, provision shall be made that each share of the

Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of the Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of the Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

3.10 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of the Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Preferred Stock.

3.11 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with total gross proceeds to the Company of not less than $15,000,000 (before deduction of underwriters' commissions and expenses), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in these Restated Articles, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the

Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. <u>Dividends</u>. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3. Such dividends shall be payable only when, as and if declared by the Board.

5. <u>Redeemed or Otherwise Acquired Shares</u>. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. <u>Waiver</u>. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders; provided, that, notwithstanding the foregoing, the affirmative written consent or vote of the holders of at least a majority of the outstanding shares of the Series Seed Preferred Stock (voting as a single class) shall be required to waive prospectively or retrospectively Section 2.3 as it relates to the Series Seed Preferred Stock.

7. <u>Notice of Record Date</u>. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the earlier of the record date or effective date for the event specified in such notice. Notwithstanding the foregoing, the Requisite Holders may waive such notice requirement on behalf of all holders of Preferred Stock.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V

The street address and county of the initial registered office shall be Robbins Ross Alloy Belinfante Littlefield LLC, 999 Peachtree Street NE, Suite 1120, Atlanta, Georgia 30309 in Fulton County. The initial registered agent at that office shall be Vincent Russo, Esq.

ARTICLE VI

The mailing address of the initial principal office of the Corporation is: 3355 Lenox Road, Suite 750, Atlanta, Georgia 30326.

ARTICLE VII

The Corporation shall be managed, its affairs regulated, and indemnity provided to its officers and directors as provided herein and in its Bylaws. The number, term, qualifications, and method of electing directors and the directors' authority are set out in its Bylaws.

ARTICLE VIII

No director of the Corporation shall have personal liability arising out of an action whether by or in the right of the corporation or otherwise for monetary damages for breach of any duty as a director; provided, however, that the foregoing shall not limit or eliminate the personal liability of a director with respect to: (i) acts or omissions that such director at the time of such breach knew or believed were clearly in conflict with the best interests of the Corporation; (ii) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (iii) acts or omissions which involve intentional misconduct or a knowing violation of law; (iv) the types of liability set forth in Section 14-2-832 of the Code; and (v) any transaction from which such director derived an improper personal benefit. As used in this Article VIII, the term "improper personal benefit" does not include a director's reasonable compensation or other reasonable incidental benefit for or on account of his or her services as a director, officer, employee, independent contractor, attorney, or consultant of the corporation.

No repeal or amendment of this Article VIII, nor the adoption of any Article inconsistent with this Article VIII, shall eliminate or reduce retroactively the effect of this Article VIII. If the Code is amended hereafter to provide for further limitations on director's liability, then such further limitations shall be incorporated herein by reference, without the necessity of amending these Articles in order to list them. This Article VIII shall be construed to limit the liability of officers and directors of the Corporation to the fullest extent permitted by applicable law.

This Article VIII shall not affect a provision permitted under the Code, in the Restated Articles, Bylaws, contract or resolution of the Corporation indemnifying or agreeing to indemnify a director against personal liability. Any repeal or modification of the Restated Articles shall not adversely affect any limitation hereunder on the personal liability of the director with respect to acts or omissions occurring prior to such repeal or modification.

ARTICLE IX

The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and will inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation will not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article IX shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation. The rights to indemnification and to the advance of expenses conferred in this Article IX shall not be exclusive of any other right which any person may have or hereafter acquire under these Restated Articles, the Bylaws, any law, agreement, or otherwise. Any repeal or modification of this Article IX by the Corporation's shareholders will not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE X

Any provision in the Code for the protection of shareholders shall not be applicable to the Corporation to the extent the Corporation may disclaim applicability or waive the application of such shareholder protections in the Code.

ARTICLE XI

To the fullest extent permitted under the Code, any action which is required or permitted to be taken at a meeting of the shareholders may be taken by written consent without a meeting and without prior notice by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated written consent must be filed with the Secretary of the Corporation to be kept in the corporate minute book, whether done before or after the action so taken, but in no event later than sixty (60) days after the earliest dated consent delivered in accordance with this section. Delivery made to the Secretary of the Corporation shall be by hand or by certified or registered mail, return receipt requested. When corporate action is taken without a meeting by less than unanimous written consent, notice shall be given to those shareholders who have not consented in writing within ten (10) days after such action is taken. A shareholders' consent to action taken without meeting may be in electronic form and delivered by electronic means.

Notwithstanding any applicable Georgia law, the Corporation is not required to give the shareholders written notice of the proposed action at least ten (10) days before the action is taken in the event that shareholder approval is required for (i) an amendment of the articles of incorporation; (ii) a plan of merger or share exchange; (iii) a plan of conversion; (iv) the sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's property; or (v) a proposal for dissolution, and the approval is to be obtained through action without meeting.

ARTICLE XII

Subject to any additional vote required by the Code, the Corporation reserves the right to amend, alter, change or repeal any provision contained in by the Restated Articles, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. The method of amending the Bylaws is set out in the Bylaws.

* * * * *

Exhibit 2.4

BYLAWS

OF

GROUNDFLOOR FINANCE INC.

ARTICLE I
OFFICES

1. Principal Office. The principal office of the Company shall be located in Fulton County, Georgia or at such place as is designated by the Board of Directors of the Company (the "**Board**").

2. Registered Office. The registered office of the Company required by law to be maintained in the State of Georgia may be, but need not be, identical to the principal office of the Company.

3. Other Offices. The Company may have offices at such other places, either within or without the State of Georgia, as the Board may from time to time determine or as the business of the Company may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

1. Place of Meetings. All meetings of the shareholders shall be held at the principal office of the Company or at such other place, either within or without the State of Georgia, as shall be designated in the notice of the meeting or agreed upon by the Board.

2. Annual Meeting. The annual meeting of the shareholders shall be held during the month of April of each year on any day in that month (except a Saturday, Sunday or a legal holiday) and at such time as is determined by the Board, for the purpose of electing Directors of the Company and for the transaction of such other business as may be properly brought before the meeting.

3. Substitute Annual Meeting. If the annual meeting is not held on the day designated by these Bylaws, a substitute annual meeting may be called in accordance with the provisions of this paragraph 3 of this Article II. A meeting so called shall be designated and treated for all purposes as the annual meeting.

4. Special Meetings. Special meetings of the shareholders may be called at any time by the Chief Executive Officer, the President, the Secretary or the Board. In addition, special meetings of the shareholders shall be called by the Chief Executive Officer, the President or the Secretary pursuant to the written request of the holders of not less than one-tenth of all the votes entitled to be cast on any issue proposed to be considered at the meeting.

5. Notice of Meetings.

(a) Written notice stating the time and place of the meeting shall be delivered not less than ten (10) nor more than sixty (60) days before the date thereof, either personally, by facsimile transmission, mail, private carrier or electronic means, or by any other means permitted by law, by or at the direction of the Board, Chief Executive Officer, President, Secretary or other person calling the meeting, to each shareholder of record entitled to vote at such meeting; provided that such notice must be given to all shareholders, including non-voting shareholders, with respect to any meeting at which a merger, share exchange, sale, lease, exchange, or other disposition of all or substantially all of the property of the Company other than in the regular course of business, or voluntary dissolution is to be considered and in such other instances as required by law.

(b) In the case of an annual or substitute annual meeting, the notice of meeting need not specifically state the business to be transacted thereat unless it is a matter, other than election of Directors, on which the vote of the shareholders is expressly required by the provisions of the Georgia Business Corporation Code or notice of such purpose is otherwise required by law to be provided. In the case of a special meeting, the notice of meeting shall include a description of the purpose or purposes for which the meeting is called.

(c) When a meeting is adjourned for more than one hundred twenty (120) days or a new record date is or must be fixed as required by law, notice of the adjourned meeting shall be given as in the case of an original meeting. When a meeting is adjourned for one hundred twenty (120) days or less in any one adjournment, it shall not be necessary to give any notice of the new date, time and place of the adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which the adjournment is taken.

(d) A shareholder in a signed writing may waive notice of any meeting before or after the date and time stated in the notice by delivering such waiver to the Company for inclusion in the minutes of such meeting or for filing with the corporate records. Attendance by a shareholder at a meeting constitutes a waiver of notice of such meeting, unless at the beginning of the meeting the shareholder objects to holding the meeting or the transaction of business at the meeting, or objects to considering a matter not within the purpose or purposes described in the meeting notice before such matter is voted on.

6. Shareholders List. After fixing the record date for a meeting, the Secretary shall prepare an alphabetical list of the shareholders entitled to notice of such meeting or any adjournment thereof, arranged by voting group, class and series, with the address of and number of shares held by each shareholder. Such list shall be kept on file at the principal office of the Company, or at a place identified in the meeting notice in the city where the meeting will be held, beginning two (2) business days after notice of such meeting is given and continuing through the meeting, and on written demand shall be subject to inspection or copying by any shareholder, his agent or attorney at any time during regular business hours. This list also shall be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder, his agent or attorney during the entire time of the meeting.

7. Quorum.

(a) Unless otherwise provided by law, a majority of the votes entitled to be cast on a matter by a separate voting group shall constitute a quorum of such voting group on that matter at a meeting of the shareholders. A separate voting group may only take action on a matter at a meeting if a quorum of those shares is present. In the absence of a quorum at the opening of any meeting of the shareholders, such meeting may be adjourned from time to time by the vote of a majority of the shares voting on the motion to adjourn, but no other business may be transacted until and unless a quorum is present. When a quorum is present at any adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If a quorum is present at the original meeting, a quorum need not be present at an adjourned meeting to transact business unless a new record date is or must be set for that adjourned meeting.

(b) At a meeting at which a quorum is present, a separate voting group may continue to do business until adjournment, notwithstanding the withdrawal of sufficient shareholders to leave less than a quorum of the separate voting group.

8. Voting of Shares and Voting Groups.

(a) Except as otherwise provided by the Articles of Incorporation or by law, each outstanding share having voting rights shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders. All shares entitled to vote and be counted together collectively on a matter as provided by the Articles of Incorporation or by the Georgia Business Corporation Code shall constitute a single voting group. Additional required voting groups shall be determined in accordance with the Articles of Incorporation, these Bylaws and the Georgia Business Corporation Code.

(b) Except in the election of directors, at a shareholder meeting duly held and at which a quorum is present, action on a matter by a voting group shall be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the vote by a greater number is required by law or by the Articles of Incorporation or by these Bylaws. For such actions, abstentions shall not be treated as negative votes. Corporate action on such matters shall be taken only when approved by each and every voting group entitled to vote as a separate voting group on such matter as provided by the Articles of Incorporation, these Bylaws or the Georgia Business Corporation Code.

(c) Voting on all matters shall be by voice vote or by a show of hands unless the holders of one-tenth of the shares represented at the meeting shall, prior to the voting on any matter, demand a ballot vote on that particular matter.

(d) Shares of the Company shall not be entitled to vote if they are owned, directly or indirectly, by another corporation in which the Company owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation; provided that this provision does not limit the power of the Company to vote its own shares held by it in a fiduciary capacity.

9. Proxies. Shares may be voted either in person or by one or more agents authorized by a written proxy executed by the shareholder or by his duly authorized attorney-in-fact. A proxy shall not be valid after the expiration of eleven (11) months from the date of its execution, unless the person executing it specifies therein the length of time for which it is to continue in force, or limits its use to a particular meeting. Any proxy shall be revocable by the shareholder unless the written appointment expressly and conspicuously provides that it is irrevocable and the appointment is coupled with an interest as required by law. Proxies may be provided in any form or manner permitted by applicable law.

10. Inspectors of Election.

(a) Appointment of Inspectors of Election. In advance of any meeting of shareholders, the Board may appoint any persons, other than nominees for office, as inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election are not so appointed, the chairman of any such meeting may appoint inspectors of election at the meeting. The number of inspectors shall be either one or three. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment by the Board in advance of the meeting or at the meeting by the person acting as chairman.

(b) Duties of Inspectors. The inspectors of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receive votes, ballots or consents, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes or consents, determine the result and do such acts as may be proper to conduct the election or vote with fairness to all shareholders. The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical.

(c) Vote of Inspectors. If there are three inspectors of election, the decision, act or certificate of a majority shall be effective in all respects as the decision, act or certificate of all.

(d) Report of Inspectors. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge or question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be a prima facie evidence of the facts stated therein.

11. Informal Action by Shareholders.

(a) To the full extent permitted by the Georgia Business Corporation Code as it may be amended from time to time, any action which is required or permitted to be taken at a meeting of the shareholders may be taken, without a meeting and without prior notice, by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated consent must be filed with the Secretary to be kept with the corporate records, whether done before or after the action so taken, but in no event later than sixty (60) days after the earliest dated consent delivered in accordance with this paragraph. When corporate action is taken without a meeting by less than unanimous written consent, notice shall be given to those shareholders who have not consented in writing within ten (10) days after such action is taken. Consent by shareholders to action taken without meeting may be in electronic form and delivered by electronic means.

(b) Action by the shareholders to elect directors at an annual meeting of shareholders may only be taken without a meeting if signed by all of the shareholders entitled to vote thereon.

ARTICLE III
DIRECTORS

1. General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by, the Board or by such committees as the Board may establish pursuant to these Bylaws.

2. Number, Term and Qualification. Except as otherwise provided in the Articles of Incorporation, the number of Directors which shall constitute the whole Board shall be determined from time to time by resolution of the shareholders or the Board, but in no event shall be less than one. Each director shall hold office until his death, resignation, retirement, removal, disqualification or his successor is elected and qualifies. Directors need not be residents of the State of Georgia or shareholders of the Company.

3. Election of Directors. Except as otherwise provided in these Bylaws, Directors shall be elected at the annual meeting of shareholders, and those persons who receive the highest number of votes at a meeting at which a quorum is present shall be deemed to have been elected.

4. Removal. Directors may be removed from office with or without cause by a vote of shareholders holding a majority of the outstanding shares entitled to vote at an election of directors provided the notice of the shareholders' meeting at which such action is to be taken states that a purpose of the meeting is removal of the director and the number of votes cast to remove the director exceeds the number of votes cast not to remove him. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. Unless otherwise provided in the Articles of Incorporation, the entire Board may be removed from office with or without cause by the affirmative vote of a majority of the votes entitled to be cast at any election of directors.

5. Vacancies. A vacancy occurring in the Board, including, without limitation, a vacancy created by an increase in the authorized number of directors or resulting from the shareholders' failure to elect the full authorized number of directors, may be filled by the Board or if the directors remaining in office constitute less than a quorum of the directors, they may fill the vacancy by the affirmative vote of a majority of all remaining directors or by the sole remaining director. If the vacant office was held by a director elected by a voting group, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. The shareholders may elect a director at any time to fill any vacancy not filled by the directors.

6. Chairman. There may be a Chairman of the Board elected by the directors from their number at any meeting of the Board. The Chairman shall preside at all meetings of the Board and of shareholders and perform such other duties as may be directed by the Board. Until a Chairman of the Board is elected, the Chief Executive Officer shall preside at the meetings of the Board and shareholders.

7. Compensation. The Board may provide for the payment of any and all expenses incurred by the directors in connection with their services as directors. The approval of shareholders holding at least seventy-five percent (75%) of the shares of the common stock of the Company then outstanding shall be required in order to establish or change the compensation paid to any director for his or her service as a director.

8. Executive and Other Committees.

(a) The Board, by resolution adopted by a majority of the number of directors then in office, may designate from among its members an Executive Committee and one or more other committees, each consisting of two or more directors and each of which, to the extent authorized by law or provided in one or more resolutions adopted by the Board, shall have and may exercise all of the authority of the Board, except no such committee shall: (1) authorize distributions; (2) approve or propose to shareholders actions required by the Georgia Business Corporation Code to be approved by shareholders; (3) fill vacancies on the Board or on any of its committees; (4) amend the Company's Articles of Incorporation pursuant to O.C.G.A. § 14-2-1002; (5) adopt, amend or repeal these Bylaws; (6) approve a plan of merger not requiring shareholder approval; (7) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board; or (8) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board may authorize a committee (or a senior executive officer of the Company) to do so within limits specifically prescribed by the Board.

(b) Any resolutions adopted or other action taken by any such committee within the scope of the authority delegated to it by the Board shall be deemed for all purposes to be adopted or taken by the Board. The designation of any committee and the delegation thereto of authority shall not operate to relieve the Board, or any member thereof, of any responsibility or liability imposed upon it or him by law.

(c) Regular meetings of any such committee may be held without notice at such time and place as such committee may fix from time to time. Special meetings of any such committee may be called by any member thereof upon not less than two days notice stating the place, date and hour of such meeting. Any member of any committee may in a signed writing waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person.

(d) A majority of the members of any such committee shall constitute a quorum for the transaction of business at any meeting thereof and actions of such committee must be authorized by the affirmative vote of a majority of the members of such committee.

(e) Any member of any such committee may be removed at any time with or without cause by resolution adopted by a majority of the Board.

(f) Any such committee may fix its own rules of procedure which shall not be inconsistent with these Bylaws. It shall keep regular minutes of its proceedings and report the same to the Board for its information.

ARTICLE IV
MEETINGS OF DIRECTORS

1. Regular Meetings. The Board may provide, by resolution, the time and place, either within or without the State of Georgia, for the holding of regular meetings of the Board.

2. Special Meetings. Special meetings of the Board may be called by or at the request of the Chairman of the Board (if one has been duly elected), the Chief Executive Officer, the President or any two directors. Such meetings may be held either within or without the State of Georgia.

3. Notice of Meetings.

(a) Regular meetings of the Board may be held without notice.

(b) The person or persons calling a special meeting of the Board shall, at least two days before the meeting, give notice thereof either personally or by facsimile transmission, mail private carrier or electronic means, or by any other means permitted by law. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten (10) days in any one adjournment.

(c) A director, in a signed writing, may waive notice of any meeting before or after the date and time stated in the notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened and does not vote for or assent to action taken at the meeting.

4. Quorum. A majority of the directors in office immediately before the meeting shall constitute a quorum for the transaction of business at any meeting of the Board.

5. Manner of Acting.

(a) Except as otherwise provided in this paragraph 5, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless a greater number is required by law, the Articles of Incorporation or a Bylaw adopted by the shareholders.

(b) A director who is present at a meeting of the Board at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he objects at the beginning of the meeting (or promptly upon his arrival) to holding it or transacting business at the meeting or unless his contrary vote is recorded or his dissent is otherwise entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent to the Secretary immediately after the adjournment of the meeting. Such right of dissent shall not apply to a director who voted in favor of such action.

(c) The vote of a majority of the number of directors then in office shall be required to adopt a resolution constituting an Executive Committee or other committee of the Board. The vote of a majority of the directors then holding office shall be required to adopt, amend or repeal a Bylaw or to adopt a resolution dissolving the Company without action by the shareholders in circumstances authorized by law. Vacancies in the Board may be filled as provided in paragraph 5 of Article III of these Bylaws.

6. Informal Action by Directors. Action taken by the directors or members of a committee of the Board without a meeting is nevertheless Board or committee action if written consent to the action in question is signed by all of the directors or members of the committee, as the case may be, and filed with the minutes of the proceedings of the Board or committee, whether done before or after the action so taken. Such action will become effective when the last director or committee member signs the written consent, unless the written consent specifies a different date. A director's consent to action taken without meeting may be in electronic form and delivered by electronic means.

7. Attendance by Telephone. Any one or more Directors or members of a committee may participate in a meeting of the Board or committee by means of a conference telephone or similar communications device which allows all persons participating in the meeting to hear each other simultaneously, and such participation in the meeting shall be deemed present in person at such meeting.

ARTICLE V
OFFICERS

1. Number. The officers of the Company shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers as the Board may from time to time appoint. Any two or more offices, other than those of Chief Executive Officer and President on the one hand, and Secretary on the other hand, or any combination thereof, may be held by the same person. In no event, however, may an officer act in more than one capacity where action of two or more officers is required.

2. Appointment and Term. The officers of the Company shall be appointed by the Board. Such appointment may be made at any regular or special meeting of the Board. Each officer shall hold office until his death, resignation, retirement, removal, disqualification, or his successor is appointed and qualifies.

3. Removal. Any officer or agent appointed by the Board may be removed by the Board with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4. Compensation. The compensation of all officers of the Company shall be fixed by the Board.

5. Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board, supervise and control the management of the Company in accordance with these Bylaws. The Chief Executive Officer shall, in the absence of a Chairman of the Board, preside at all meetings of the Board and shareholders; shall sign, with any other proper officer, certificates for shares of the Company and any deeds, mortgages, bonds, contracts, or other instruments which may be lawfully executed on behalf of the Company, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be delegated by the Board to some other officer or agent; and, in general, shall perform all duties incident to the office and such other duties as may be prescribed by the Board from time to time.

6. President. If the Board has not designated the Chairman of the Board or another officer as the Chief Executive Officer, the President shall be the Chief Executive Officer and perform the duties and exercise the powers of that office. In addition, the President shall perform all duties incident to the office of President and such other duties and shall have such other powers as the Board or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. If the Board has designated a Chief Executive Officer, the President shall, in the absence or disability of the Chief Executive Officer, exercise the powers of that office.

7. Vice Presidents. The Vice Presidents, in the order of their appointment, unless otherwise determined by the Board, shall, in the absence or disability of the President, perform the duties and exercise the powers of that office. In addition, they shall perform such other duties and have such other powers as the President or the Board shall prescribe.

8. Secretary. The Secretary shall keep accurate records of the acts and proceedings of all meetings of shareholders, Directors and committees. The Secretary shall give all notices required by law and by these Bylaws. The Secretary shall maintain the corporate books and records and the corporate seal, and the Secretary shall affix the corporate seal to any lawfully executed instrument requiring it. The Secretary shall maintain the stock transfer books of the Company and shall keep, at the registered or principal office of the Company, a record of shareholders showing the name and address of each shareholder and the number and class of the shares held by each. The Secretary shall sign such instruments as may require the Secretary's signature, and, in general, attest the signature or certify the incumbency or signature of any other officer of the Company and shall perform all duties incident to the office of Secretary and such other duties as may be assigned to the Secretary from time to time by the Chief Executive Officer, the President or by the Board.

9. Treasurer. The Treasurer shall have custody of all funds and securities belonging to the Company and shall receive, deposit or disburse the same under the direction of the Board. The Treasurer shall keep full and accurate accounts of the finances of the Company which may be consolidated or combined statements of the Company and one or more of its subsidiaries as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for the year unless that information appears elsewhere in

the financial statements. If financial statements are prepared for the Company on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis. The Company shall mail the annual financial statements, or a written notice of their availability, to each shareholder within one hundred twenty (120) days of the close of each fiscal year. The Treasurer shall, in general, perform all duties incident to the Treasurer's office and such other duties as may be assigned to the Treasurer from time to time by the Chief Executive Officer, the President or by the Board.

10. Assistant Secretaries and Treasurers. The Assistant Secretaries and Assistant Treasurers shall, in the absence or disability of the Secretary or the Treasurer, perform the respective duties and exercise the respective powers of those offices, and they shall, in general, perform such other duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, the President or by the Board.

11. Controller and Assistant Controllers. The Controller, if one has been appointed, shall have charge of the accounting affairs of the Company and shall have such other powers and perform such other duties as the Board shall designate. Each Assistant Controller shall have such powers and perform such duties as may be assigned by the Controller or the Board, and the Assistant Controllers shall exercise the powers of the Controller during that officer's absence or inability to act.

ARTICLE VI
CONTRACTS, LOANS AND DEPOSITS

1. Contracts. The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument on behalf of the Company, and such authority may be general or confined to specific instances.

2. Loans. No loans shall be contracted on behalf of the Company and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

3. Checks and Drafts. All checks, drafts or other orders for the payment of money issued in the name of the Company shall be signed by such officer or officers, or agent or agents, of the Company and in such manner as shall from time to time be determined by resolution of the Board.

4. Deposits. All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such depository or depositories as the Board shall direct.

ARTICLE VII
CERTIFICATES FOR SHARES AND OTHER TRANSFER

1. Certificates for Shares. If shares of the Company are represented by certificates, in such form as required by law and as determined by the Board, such certificates shall be issued to every shareholder for the fully paid shares owned by him. These certificates shall be signed (i)

by the Chairman of the Board, Chief Executive Officer, President or any Vice President and by the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer or (ii) by the Board, and may be sealed with the seal of the Company or a facsimile thereof. The signatures of any such officers upon a certificate may be facsimiles or may be engraved or printed. If the person who signed in any capacity (either manually or in facsimile) a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid. The certificates shall be consecutively numbered or otherwise identified; and the name and address of the persons to whom they are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Company.

2. Transfer of Shares. Transfer of shares shall be made on the stock transfer books of the Company only upon surrender of the certificates for the shares sought to be transferred by the record holder thereof or by his duly authorized agent, transferee or legal representative. All certificates surrendered for transfer shall be canceled before new certificates for the transferred shares shall be issued.

3. Transfer Agent. The Board may appoint one or more transfer agents and may require all stock certificates to be signed or countersigned by the transfer agent and registered by the registrar of transfers.

4. Restrictions on Transfer.

(a) If the Company has elected Subchapter S status under Section 1362 of the Internal Revenue Code of 1986, as amended, no shareholder or involuntary transferee shall dispose of or transfer any shares of the Company which he now owns or may hereafter acquire if such disposition or transfer would result in the termination of such Subchapter S status, unless such disposition or transfer is consented to by all shareholders of the Company. Any such disposition or transfer that does not comply with the terms of this paragraph shall be void and have no legal force or effect and shall not be recognized on the share transfer books of the Company as effective.

(b) No shareholder or involuntary transferee shall dispose of or transfer any shares of the Company which he now owns or may hereafter acquire except as set forth in this paragraph. Any purported transfer or disposition of shares in violation of the terms of this paragraph shall be void and the Company shall not recognize or give any effect to such transaction.

(i) An individual shareholder shall be free to transfer, during his lifetime or by testamentary transfer, any or all of his shares of the Company to his spouse, any of his children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings, or direct lineal descendents, whether by blood or by adoption, of such siblings or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a shareholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Company to its partners, shareholders, members, parent corporations or subsidiaries, if there is no consideration for such transfer, but, in case of any such transfer, the transferee shall be bound by all the terms of this provision and no further transfer of such shares shall be made by such transferee except back to the shareholder who originally owned them or except in accordance with the provisions of this paragraph.

(ii) Any shareholder, or transferee of such shareholder, who wishes to transfer all or any part of his shares of the Company ("offeror"), other than is permitted above, first shall submit a written offer to sell such shares to the Company at the same price per share and upon the same terms and conditions offered by a bona fide prospective purchaser of such shares. Such written offer to the Company shall continue to be a binding offer to sell until: (1) expressly rejected by the Company; or (2) the expiration of a period of thirty (30) days after delivery of such written offer to the Company, whichever shall first occur.

(iii) Every written offer submitted in accordance with the provisions of this paragraph shall specifically name the person to whom the offeror intends to transfer the shares, the number of shares which he intends so to transfer to each person and the price per share and other terms upon which each intended transfer is to be made. Upon the termination of all such written offers, the offeror shall be free to transfer, for a period of three (3) months thereafter, any unpurchased shares to the persons so named at the price per share and upon the other terms and conditions so named, provided that any such transferee of those shares shall thereafter be bound by all the provisions of these Bylaws.

(iv) Every written offer submitted to the Company shall be deemed to have been delivered when delivered in person to each member of the Board or if and when sent by prepaid certified mail, to all of the Directors at their last known business addresses. Every written offer submitted to an offeree shall be deemed to have been delivered if and when delivered in person to such offeree or if and when sent by prepaid certified mail, to such offeree at his address as it then appears on the stock books of the Company or, if no address appears on said stock books, to his last known residence address.

(v) If any consideration to be received by the offeror for the shares offered is property other than cash, then the price per share shall be measured to the extent of the fair market value of such noncash consideration.

(c) The provisions contained herein shall not apply to the pledge of any shares of the Company as collateral for a loan but shall apply to the sale or other disposition of shares under any such pledge.

(d) In the event of any conflict between the terms of this paragraph and any written agreement between the Company and any shareholder of the Company, the terms of such written agreement shall control, and the provisions of this paragraph shall not be applicable.

(e) The restrictions set forth in this paragraph shall terminate upon the closing of a public offering of securities registered under the Securities Act of 1933, as amended.

(f) Every certificate representing shares of the Company shall bear the following legend prominently displayed:

"The shares represented by this certificate, and the transfer thereof, are subject to the restrictions on transfer provisions of the Bylaws of the Company, a copy of which is on file in, and may be examined at, the principal office of the Company."

5. Record Date.

(a) For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case not to be more than seventy (70) days before the meeting or action requiring a determination of shareholders.

(b) If no record date is fixed by the Board for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders or of shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

(c) When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this paragraph, such determination shall apply to any adjournment thereof unless the Board fixes a new record date, which it shall do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

6. Lost Certificates. The Board may authorize the issuance of a new share certificate in place of a certificate claimed to have been lost or destroyed, upon receipt of an affidavit of such fact from the person claiming the loss or destruction. When authorizing such issuance of a new certificate, the Board may require the claimant to give the Company a bond in such sum as it may direct to indemnify the Company against loss from any claim with respect to the certificate claimed to have been lost or destroyed or the Board may authorize the issuance of the new certificate without requiring such a bond.

7. Holder of Record. Except as otherwise required by law, the Company may treat the person in whose name the shares stand of record on its books as the absolute owner of the shares and the person exclusively entitled to receive notification and distributions, to vote and to otherwise exercise the rights, powers and privileges of ownership of such shares.

8. Shares held by Nominees.

(a) The Company shall recognize the beneficial owner of shares registered in the name of a nominee as the owner and shareholder of such shares for certain purposes if the nominee in whose name such shares are registered files with the Secretary a written certificate in a form prescribed by the Company, signed by the nominee and indicating the following: (1) the name, address and taxpayer identification number of the nominee; (2) the name, address and taxpayer identification number of the beneficial owner; (3) the number and class or series of shares registered in the name of the nominee as to which the beneficial owner shall be recognized as the shareholder; and (4) the purposes for which the beneficial owner shall be recognized as the shareholder.

(b) The certificate shall be effective ten (10) business days after its receipt by the Company and until it is changed by the nominee, unless the certificate specifies a later effective time or an earlier termination date.

(c) If the certificate affects less than all of the shares registered in the name of the nominee, the Company may require the shares affected by the certificate to be registered separately on the books of the Company and be represented by a share certificate that bears a conspicuous legend stating that there is a nominee certificate in effect with respect to the shares represented by that share certificate.

9. Acquisition by Company of its Own Shares. The Company may acquire its own shares and shares so acquired shall constitute authorized but unissued shares. Unless otherwise prohibited by the Articles of Incorporation, the Company may reissue such shares. If reissue is prohibited, the Articles of Incorporation shall be amended to reduce the number of authorized shares by the number of shares so acquired. Such required amendment may be adopted by the Board without shareholder action.

ARTICLE VIII
INDEMNIFICATION AND REIMBURSEMENT OF DIRECTORS AND OFFICERS

1. Indemnification for Expenses and Liabilities.

(a) Any person who at any time serves or has served: (1) as a director or officer of the Company, (2) at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or (3) at the request of the Company as a trustee or administrator under an employee benefit plan, shall have a right to be indemnified by the Company to the fullest extent from time to time permitted by law against Liability and Expenses in any Proceeding (including without limitation a Proceeding brought by or on behalf of the Company itself) arising out of his status as such or activities in any of the foregoing capacities or results from him being called as a witness at a time when he has not been made a named defendant or respondent to any Proceeding.

(b) The Board shall take all such action as may be necessary and appropriate to authorize the Company to pay the indemnification required by this provision, including, without limitation, to the extent needed, making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him.

(c) Any person who at any time serves or has served in any of the aforesaid capacities for or on behalf of the Company shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the rights provided for herein. Any repeal or modification of these indemnification provisions shall not affect any rights or obligations existing at the time of such repeal or modification. The rights provided for herein shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from this provision.

(d) The rights granted herein shall not be limited by the provisions contained in Sections 14-2-851 through 14-2-857 of the Georgia Business Corporation Code or any successor to such statutes.

2. Advance Payment of Expenses. At the discretion of the Board, the Company may (upon receipt of an undertaking by or on behalf of the director or officer involved to repay the Expenses described herein unless it shall ultimately be determined that he is entitled to be indemnified by the Company against such Expenses) pay Expenses incurred by such director or officer in defending a Proceeding or appearing as a witness at a time when he has not been named as a defendant or a respondent with respect thereto in advance of the final disposition of such Proceeding.

3. Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him or her against such liability.

4. Definitions. The following terms as used in this Article shall have the following meanings. "Proceeding" means any threatened, pending or completed action, suit, or proceeding and any appeal therein (and any inquiry or investigation that could lead to such action, suit, or proceeding), whether civil, criminal, administrative, investigative or arbitrative and whether formal or informal. "Expenses" means expenses of every kind, including counsel fees. "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), reasonable expenses incurred with respect to a Proceeding and all reasonable expenses incurred in enforcing the indemnification rights provided herein. "Director," "officer," "employee" and "agent" include the estate or personal representative of a director, officer, employee or agent. "Company" shall include any domestic or foreign predecessor of this Company in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

ARTICLE IX
GENERAL PROVISIONS

1. Distributions. The Board may from time to time declare, and the Company may pay, distributions and share dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and by its Articles of Incorporation.

2. Seal. The corporate seal shall be in such form as may be approved from time to time by the Board. Such seal may be an impression or stamp and may be used by the officers of the Company by causing it, or a facsimile thereof, to be impressed or affixed or in any other

manner reproduced. In addition to any form of seal adopted by the Board, the officers of the Company may use as the corporate seal a seal in the form of a circle containing the name of the Company and the state of its incorporation (or an abbreviation thereof) on the circumference and the word "Seal" in the center.

3. Fiscal Year. The fiscal year of the Company shall be determined by the Board.

4. Effective Date of Notice/Notice by Electronic Means. Except as provided in paragraph 5(a) of Article II, written notice shall be effective at the earliest of the following: (1) when received; (2) five days after its deposit in the United States mail, as evidenced by the postmark, if mailed with postage thereon prepaid and correctly addressed to the shareholder's address shown in the Company's current records; or (3) on the date shown on the return receipt, if sent by certified mail, return receipt requested and the receipt is signed by or on behalf of the addressee.

To the extent a shareholder and the Company have agreed, notice by the Company to such shareholder in the form of an electronic record sent by electronic means shall be effective when addressed properly or otherwise directed to an information processing system that such shareholder has designated or uses for the purpose of receiving electronic information of the type sent, is in a form capable of being processed by that system, and enters an information processing system outside the control of the sender or enters a region of such a system which is under the control of such shareholder.

5. Corporate Records. Any records maintained by the Company in the regular course of its business, including its stock ledger, books of account and minute books, may be in written form or in another form capable of conversion into written form within a reasonable time. The Company shall so convert any records so kept upon the request of any person entitled to inspect the same. The Company shall maintain at its principal office the following records: (1) Articles of Incorporation or Restated Articles of Incorporation and all amendments thereto; (2) Bylaws or Restated Bylaws and all amendments thereto; (3) resolutions by the Board creating classes or series of shares and affixing rights, preferences or limitations to shares; (4) minutes of all shareholder meetings or action taken without a meeting for the past three years; (5) all written communications to shareholders for the past three years, including financial statements; (6) a list of the names and business addresses of its current directors and officers; and (7) the Company's most recent annual report.

6. Bylaw Amendments.

(a) Except as otherwise provided herein, and to the extent provided by law, these Bylaws may be amended or repealed and new Bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Board or by the affirmative vote of shareholders entitled to exercise a majority of the voting power of the Company.

(b) No Bylaw adopted, amended or repealed by the shareholders may be readopted, amended or repealed by the Board, except to the extent that the Articles of

Incorporation or a Bylaw adopted by the shareholders authorizes the Board to adopt, amend or repeal that particular Bylaw or the Bylaws generally.

7. Gender/Plurals.

All terms used in these Bylaws shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.

THIS IS TO CERTIFY that the above Bylaws were duly adopted by the Board of the Company by action taken, without a meeting, effective August 14, 2014.

Nick Bhargava

Nikhil Bhargava, Secretary

Exhibit 4.1

GROUNDFLOOR FINANCE INC.
INVESTOR AGREEMENT

Effective ____________, 2015

The following terms constitute a binding agreement (this "Agreement") between you and Groundfloor Finance Inc., a Georgia corporation ("GROUNDFLOOR", "we", or "us"). This Agreement, including the Terms and Conditions of Investment attached as Appendix A (the "Terms and Conditions"), will govern all of your purchases of any and all participation interests ("Participation Interests") from GROUNDFLOOR or any Subsidiary (as defined in the Terms and Conditions) of GROUNDFLOOR. Except as the context otherwise requires, "GROUNDFLOOR" shall refer to GROUNDFLOOR or its Subsidiary. The offering of each series of Participation Interests will be described in an offering circular (each, an "Offering Circular") that will be available on GROUNDFLOOR's online investment platform (the "Platform"). Before purchasing any series of Participation Interests, please read this Agreement, including the Terms and Conditions, the terms of service (the "Terms of Service") on the Platform and the privacy policy (the "Privacy Policy") on the Platform and the Offering Circular and participation agreement (the "Participation Agreement") relating to the particular series of Participation Interests you wish to purchase. We refer, collectively, to this Agreement, including the Terms and Conditions, the Terms of Service, Privacy Policy and each applicable Participation Agreement as the "Investment Documents." While they are subject to change, as described below, we advise you to print and retain a copy of the Investment Documents for your records. By signing electronically below, you agree to the following terms together with the Terms and Conditions and the Terms of Service, consent to our Privacy Policy, agree to transact business with us and to receive communications relating to the Participation Interests electronically, and agree to have any dispute with us resolved by binding arbitration as set forth in Section 21 below.

1. Purchase of Participation Interests. Subject to the terms and conditions of this Agreement, we will provide you the opportunity through the Platform:

- To review requests for commercial real estate loans that GROUNDFLOOR has arranged with parties (each, a "Developer") seeking financing for real estate development projects (each, a "Project"); and

- To purchase Participation Interests with minimum denominations of $10 through the Platform, with each such Participation Interest associated with, and dependent upon, a Developer's loan payment obligations ("Loan Payments") under a commercial loan made by GROUNDFLOOR (a "Loan") to finance a Project.

When an offering of a particular series of Participation Interests is open for investment, it will be posted to the Platform. GROUNDFLOOR expects to keep the offering open for 30 days (unless the offering is fully subscribed before the end of such period); however, GROUNDFLOOR may extend that period up to 45 days (the "Offering Period"). If we receive enough subscriptions for a particular series of Participation Interests, we will then fund the corresponding Loan. If we do not receive enough subscriptions, we will terminate the listing of the Project on the Platform (and not fund the corresponding Loan) and return any funds committed towards financing that Project to investors. In such event, GROUNDFLOOR will notify investors who have committed funds towards financing such Project of such termination via email sent to the email address they have registered on the Platform.

As discussed in more detail below, Participation Interests are issued in electronic form on the Platform, and, other than the Participation Agreement, you will not receive a physical instrument. Instead, the Participation Interests you have purchased are visible through your account through your "Investor Dashboard" on the Platform. There, you can view the number of Participation Interests you own, as well as other details.

Funding Accounts. You will be required to set up an account maintained on the Platform (a "funding account"). This funding account is a non-interest bearing demand deposit pooled account established at Wells Fargo Bank ("Wells Fargo") "for the benefit of" GROUNDFLOOR Investors (the "Investor FBO Account"). While your funds are comingled with funds from other GROUNDFLOOR investors, the funds from you and each other investor are separately accounted for on our ledger. No GROUNDFLOOR corporate funds are ever held or commingled with the assets of investors in the Investor FBO Account. There are no restrictions on funds held in the funding account and GROUNDFLOOR disclaims any economic interest in such funds.

You must transfer funds from your bank account via ACH transfer into your funding account in order to make investments through the Platform. The funding account holds funds supporting your commitments toward the purchase of Participation Interests and all payments with respect to the Participation Interests payable to you are deposited in the funding account. If a funds transfer is required before completion of a purchase order, the purchase order will be completed as one action if there are sufficient funds in your bank account. GROUNDFLOOR is not responsible for any fees you may be charged by your banking institution as a result of any transaction involving your funding account, including but not limited to any transaction in which there are insufficient funds available to complete the transaction. We also reserve the right to pass through to you any fees we are charged as a result. You may transfer funds out of your funding account at any time, provided that such funds are not irrevocably committed to the purchase of Participation Interests. You may withdraw non-binding purchase orders at any time before the expiration of the Withdrawal Period (as defined below) by accessing your "Investor Dashboard" and making such request via email to us. Funds withdrawn before the expiration of the Withdrawal Period will be released and made available in your funding account within 48 hours. You may withdraw uncommitted funds by accessing your "Investor Dashboard" on the Platform and selecting the option to move uncommitted funds held in the funding account back to your personal bank account. This transfer typically takes three to five business days to complete.

You place funds in your funding account by first authorizing an electronic transfer using the ACH network from your designated and verified bank account (or other means that may be permitted by the Funds Transfer Agent (as defined below)) to your funding account. Currently, we have contracted with Balanced Inc. to be the funds transfer intermediary among investors, the Platform and accounts controlled by GROUNDFLOOR (the "Funds Transfer Agent"). We may change the identity of our Funds Transfer Agent at any time. We may allow you to fund your funding account through other means, such as PayPal, BitPay, Google Wallet, or other online payment systems.

Once authorized to do so, the Funds Transfer Agent transfers funds to be deposited into funding accounts to the Investor FBO Account maintained at Wells Fargo. You have no direct relationship with Wells Fargo in connection with the Investor FBO Account. GROUNDFLOOR is the owner of the Investor FBO Account. However, GROUNDFLOOR disclaims any economic interest in the assets in the Investor FBO Account. You also disclaim any right, title or interest in the assets of any other investor in the Investor FBO Account. The Investor FBO Account is FDIC-insured on a "pass through" basis to the individual investors, subject to applicable limits. This means that your balance is protected by FDIC insurance up to the limits established by the FDIC. Other funds that you have on deposit with Wells Fargo, for example, may count against any applicable FDIC insurance limits.

Your funds stay in the Investor FBO Account indefinitely unless you take steps to transfer irrevocably committed funds out of your funding account. Such funds may include:

- funds in your sub-account never committed to purchase Participation Interests;

- funds committed to the purchase of Participation Interests for which the underlying financing has not closed; or

- payments received from GROUNDFLOOR related to Participation Interests previously purchased.

You must transfer funds held in your funding account to your own bank account to utilize the funds in any way other than investment in Participation Interests. Upon request, GROUNDFLOOR will cause the Funds Transfer Agent to transfer funds in the Investor FBO Account to your verified bank account by ACH transfer, provided that such funds are not irrevocably committed to the purchase of Participation Interests.

Through the Platform, GROUNDFLOOR has made available an "Investor Dashboard" which allows you to view your cash positions in the Investor FBO Account, to track and report funds committed to purchase Participation Interests, as well as payments received from Developers, and to withdraw non-binding purchase orders (prior to expiration of the applicable Withdrawal Period) or uncommitted funds from your funding account. These website features are effectively virtual sub-accounts. These recordkeeping sub-accounts are purely administrative and reflect balances and transactions concerning the funds in the Investor FBO Account.

Non-Binding Purchase Orders. You may purchase a Participation Interest by opening the separate landing page on the Platform corresponding to a particular Project (each, a "Project Listing") and indicating the amount you wish to invest, subject to the maximum investment amount, if any, imposed on the offering. You will then be prompted to confirm the "order" to purchase Participation Interests in the corresponding Loan. After such confirmation, the order serves as a pre-authorization to debit your funding account. If you do not have sufficient funds in your funding account, GROUNDFLOOR will not process the order; however, you will be prompted to link your bank account so the appropriate amount may be transferred to its funding account via ACH.

Funds that have been used to commit to this nonbinding purchase order remain in your funding account but are set aside for the indicated purchase. No money is transferred from your funding account at this stage. The orders do not represent binding obligations and will not become irrevocable until the expiration of the Withdrawal Period. You may withdraw your non-binding purchase orders at any time before the expiration of the Withdrawal Period by accessing your "Investor Dashboard" and making such request via email to us. Funds withdrawn before the expiration of the Withdrawal Period will be released and made available in your funding account within 48 hours, after which time the registered visitor may elect to transfer such funds to a bank account or make a commitment towards a different Project.

The Withdrawal Period. Once (i) we receive sufficient non-binding orders to fully subscribe the Project and (ii) all of the financing conditions have been satisfied, we will notify (by email and through a notice on the Project Listing) you that you have 48 hours to withdraw your funds (the "Withdrawal Period"). Funds may be withdrawn prior to the expiration of the Withdrawal Period by accessing your "Investor Dashboard" and making such request via email to us. Funds not withdrawn before the expiration of the 48-hour Withdrawal Period will automatically convert into binding and irrevocable commitments to purchase the Participation Interests in the corresponding Project and cannot be withdrawn or committed to purchase additional Participation Interests. Commitments to purchase Participation Interests made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn.

The Closing. After the expiration of the Withdrawal Period (and once the offering is fully subscribed with irrevocable funding commitments), we will work with licensed professionals to close the Loan and immediately fund the Loan by transferring to an account maintained at Wells Fargo titled in GROUNDFLOOR's name "for the benefit of" GRE Developers funds debited from investors' funding accounts for such purposes (less any fees and expenses included in the Loan Principal) and issue the corresponding series of Participation Interests to investors. Participation Interests are issued electronically, in "book entry" form, by means of registration of each registered visitor's ownership in our records. The closing and funding of the Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the offering of that series of Participation Interests is fully subscribed with irrevocable funding commitments. You will be notified (by email and through a notice on the Project Listing) when the Loan has been funded and the Participation Interests have been issued. You may also access this information on your "Investor Dashboard."

If the offering of a series of Participation Interests is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify you and promptly return funds to your funding accounts. These funds are free to use and may be transferred back to your bank account at any time.

Suspension of Offering Circular. In the event we are required to amend the Offering Circular related to series of Participation Interests after qualification as a result of any material changes to the information contained therein, we will suspend all Offerings under such Offering Circular.

We will notify you if you have made a non-binding order or irrevocable funding commitment to purchase any series of Participation Interests covered by the Offering Circular, advising you that an amendment to the Offering Circular is pending and the Offering is suspended. If you have non-binding order or irrevocable funding commitment towards the purchase of Participation Interests covered by the suspended Offering Circular, you may request that your commitment be withdrawn from the offering. In addition, once the amended Offering Circular has been posted on the Platform, we will give you five business days to withdraw your non-binding order or irrevocable purchase commitment and will extend the Offering Period such that it remains open for at least ten business days following the posting of the amended Offering Circular.

Right to Cancel and Terminate Funding; Termination of the Offering of a Particular Series of Participation Interests. We may, in our sole discretion, remove a Project from the Platform and cancel or terminate, without liability, all investor purchase commitments relating to the corresponding series of Participation Interests at any time prior to funding the corresponding Loan. If, prior to the funding of a Project, we reasonably determine that a Developer's financing request contains materially inaccurate information (including unintended inaccuracies, inaccuracies resulting from errors by us, or inaccuracies resulting from changes in a Developer's income or credit profile between the date a Project is posted and the date that the Loan is to be funded) or was posted illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for purposes of fraud or deception, we may remove the Project from the Platform and cancel or terminate, without liability, all investor purchase commitments relating to the corresponding series of Participation Interests.

In addition, in the event we are required to implement a material change in the terms of a particular series of Participation Interests being offered under an Offering Circular, we may cancel or terminate the offering with respect to that particular series of Participation Interests (and the financing of the corresponding Loan) under such Offering Circular, as opposed to amending the Offering Circular and suspending all offerings covered by the Offering Circular.

In the event we cancel or terminate our offering of one or more series of Participation Interests (and the financing of the corresponding Loan), if you have a non-binding order or irrevocable funding commitment to purchase the cancelled or terminated series of Participation Interests, we will notify you (by email and through a notice on the Project Listing) that the Project Listing and the proposed financing of the corresponding Loan is cancelled or terminated. All funds previously committed towards the purchase of the cancelled or terminated series of Participation Interests will be returned to your funding account within 48 hours, after which time you may elect to transfer such funds to your bank account or make a commitment towards a different Project.

2. Terms of the Participation Interests. The Participation Interests shall have the terms described in the Offering Circular and the Participation Agreement relating to the particular series of Participation Interests. The corresponding financing arrangements between the Developer and GROUNDFLOOR will be available for review on the Platform and referenced in the Offering Circular and applicable Participation Agreement. The Offering Circular and standard form of Participation Agreement may be reviewed on the Platform. Participation

Interests are also subject to this Agreement, including the Terms and Conditions, the Terms of Service and Privacy Policy.

3. Your Covenants and Acknowledgments. You agree that you have no right to, and shall not, make any attempt, directly or through any third party, to take collection action with respect to any Loan Payments or Loan. YOU UNDERSTAND AND ACKNOWLEDGE THAT DEVELOPERS MAY DEFAULT ON THEIR LOAN OR LOAN PAYMENTS AND THAT SUCH DEFAULTS WILL REDUCE THE AMOUNTS, IF ANY, YOU MAY RECEIVE UNDER THE TERMS OF ANY PARTICIPATION INTERESTS YOU HOLD ASSOCIATED WITH SUCH LOAN AND LOAN PAYMENTS. YOU FURTHER ACKNOWLEDGE THAT GROUNDFLOOR'S ENFORCEMENT OF ITS RIGHTS AND REMEDIES WITH RESPECT TO THE LOAN DURING ANY DEFAULT MIGHT NOT RESULT IN GROUNDFLOOR RECOVERING THE FULL AMOUNT OF THE CORRESPONDING LOAN PAYMENTS. You and GROUNDFLOOR agree that the Participation Interests are intended to be indebtedness of the issuer for U.S. federal income tax purposes. You agree that you will not take any position inconsistent with such treatment of the Participation Interests for tax, accounting, or other purposes, unless required by law. You further acknowledge that the Participation Interests will be subject to the original issue discount rules of the Internal Revenue Code of 1986, as amended, as described in the Offering Circular for such Participation Interests. You acknowledge that you are prepared to bear the risk of loss of your entire purchase price for any Participation Interests you purchase.

4. Enforcement and Collection of Loan Payments. GROUNDFLOOR (or its designated agent) will collect all Loan Payments, both before and after default, and will service all Participation Interests. In enforcing the Loan and the Developer's obligations under the terms of the Loan, GROUNDFLOOR may, in its discretion, utilize affiliated or unaffiliated third-party loan servicers, collection agencies or other agents or contractors. With respect to Participation Interests issued by a Subsidiary of GROUNDFLOOR, GROUNDFLOOR (or its designated agent) will act as the Subsidiary's agent for purposes of collecting Loan Payments, administering and servicing the Loan and servicing Participation Interests.

GROUNDFLOOR and any third-party servicer enforcing a Loan Payment or other obligation under the terms of the Loan may, in its sole discretion and subject to the enforcement standard set forth in this Section 4 and the specific provisions outlined in the applicable Participation Agreement, refer such Loan and Loan Payment to a collection agency, elect to initiate legal action to collect a Loan Payment, or sell the Loan to a third party at any time. The terms of the Participation Agreement shall govern the allocation of Loan Payments collected and of fees and enforcement expenses incurred in connection with any enforcement action taken by GROUNDFLOOR or any third-party servicer.

Enforcement Standard. The terms of the Participation Agreement shall govern GROUNDFLOOR's rights and obligations with respect to taking action to collect the Loan or any Loan Payments.

5. GROUNDFLOOR Fees. We do not currently charge investors fees in connection with our offerings or the use of the Platform. GROUNDFLOOR reserves the right to begin charging fees at any time, provided that any such change will take effect with respect to the first month after the change is posted on the Platform.

We will use a Funds Transfer Agent to process electronic payments to and from you as a purchaser of Participation Interests. We do not currently pass through to investors any of the fees the Funds Transfer Agent charges for the use of its services; however, we reserve the right to begin doing so at any time. In the event we begin passing through these servicing fees, we will post such fees on the Platform, and such change will take effect with respect to the first month after the change is posted on the Platform.

6. Your Financial Suitability Acknowledgments, Representations, Warranties and Covenants. At the time you commit to purchase any Participation Interest, you represent and warrant that you meet any applicable residency or minimum financial suitability requirements applicable to the Offering. These requirements will be set forth in the Offering Circular and posted on the Platform. You covenant that you will abide by any maximum investment limits, as set forth in the Offering Circular and as posted on the Platform from time to time. You agree to provide any additional documentation we reasonably request, or as may be required by any governmental authority, to confirm that you meet such residency and/or minimum financial suitability requirements and have satisfied any maximum investment limits. You acknowledge that the Participation Interests will not be listed on any securities exchange, that there will be no trading platform for the Participation Interests, that any trading of Participation Interests must be conducted in accordance with federal and applicable state securities laws, any investment in the Participation Interests will be highly illiquid and that Participation Interest purchasers should be prepared to hold the Participation Interests they purchase until the underlying Loan matures.

7. GROUNDFLOOR's Representations and Warranties. GROUNDFLOOR represents and warrants to you, as of the date of this Agreement and as of any date that you commit to purchase Participation Interests, that: (a) it is duly organized and is validly existing as a corporation in good standing under the laws of Georgia and has corporate power to enter into and perform its obligations under this Agreement; (b) this Agreement has been duly authorized, executed (by electronic execution) and delivered by GROUNDFLOOR; (c) the Participation Interests as reflected in the applicable Participation Agreement have been duly authorized and, following payment of the purchase price by you and electronic execution, authentication and delivery to you of the Participation Agreement, will constitute valid and binding obligations of GROUNDFLOOR or its Subsidiary, as the case may be, enforceable against GROUNDFLOOR or such Subsidiary in accordance with their terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws or general principles of equity; and (d) it has complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the Participation Interests.

PAYMENT ON THE PARTICIPATION INTERESTS, IF ANY, DEPENDS ENTIRELY ON THE RECEIPT OF LOAN PAYMENTS BY GROUNDFLOOR IN RESPECT OF THE CORRESPONDING LOAN. NEITHER GROUNDFLOOR NOR ANY OTHER PARTY WARRANTS OR GUARANTEES IN ANY MANNER THAT YOU WILL RECEIVE ALL OR ANY PORTION OF THE PAYMENTS YOU EXPECT TO RECEIVE ON ANY PARTICIPATION INTEREST OR REALIZE ANY PARTICULAR OR EXPECTED RATE OF

RETURN. THE AMOUNT YOU RECEIVE ON YOUR PARTICIPATION INTEREST, IF ANY, IS SPECIFICALLY RESTRICTED TO PAYMENTS MADE BY US EQUAL TO THE LOAN PAYMENTS MADE BY THE DEVELOPER TO GROUNDFLOOR UNDER THE TERMS OF ITS LOAN PAYMENTS, NET OF ANY COLLECTION OR LIQUIDATION FEES AND EXPENSES. NEITHER GROUNDFLOOR NOR ANY OTHER PARTY MAKES ANY REPRESENTATIONS AS TO A DEVELOPER'S ABILITY TO PAY OR TO ACT AS A GUARANTOR OF ANY CORRESPONDING LOAN PAYMENTS.

8. Your Representations and Warranties. You represent and warrant to GROUNDFLOOR, as of the date of this Agreement and as of any date that you commit to purchase Participation Interests, that: (a) you have the power to enter into and perform your obligations under this Agreement; (b) this Agreement has been duly authorized, executed and delivered by you; and (c) in connection with this Agreement, you have complied in all material respects with applicable federal, state and local laws.

9. Prohibited Activities. You agree that you will not do any of the following in connection with any funding requests, Participation Interests, Loan Payments or other transactions involving or potentially involving GROUNDFLOOR:

(a) Take any action on your own to collect, or attempt to collect from any Developer, directly or through any third party, any amount owing under any of your Participation Interests or on any of the Loan Payments that correspond to your Participation Interests;
(b) Bring a lawsuit or other legal proceeding against any Developer or any other party on any Loan Payments;
(c) Contact the Developer on any Loan Payment corresponding to your Participation Interest;
(d) Contact any collection agency or law firm to which any Loan Payments corresponding to your Participation Interests have been referred for collection;
(e) Violate any applicable federal, state or local laws; or
(f) Undertake any other action in breach of the terms of the applicable Participation Agreement.

10. No Advisory Relationship. You acknowledge and agree that the purchase and sale of the Participation Interests pursuant to this Agreement is an arms'-length transaction between you and GROUNDFLOOR. In connection with the purchase and sale of the Participation Interests, GROUNDFLOOR is not acting as your agent or fiduciary. GROUNDFLOOR assumes no advisory or fiduciary responsibility in your favor in connection with the Participation Interests or the Loan Payments corresponding to the Participation Interests. GROUNDFLOOR has not provided you with any legal, accounting, regulatory or tax advice with respect to the Participation Interests. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

11. No Representations of Warranties. GROUNDFLOOR makes no representations or warranties, express or implied, and assumes no liability or responsibility to you with respect to: (a) the financial condition or continued solvency of any Developer (or any of its affiliates) identified on the Platform; (b) the ability of any Developer to make the Loan Payments contemplated by its Loan or satisfy any other obligation (each as set forth in the Loan Agreement and the Loan Documents (each, as defined in the Participation Agreement) with respect to such Loan; or (c) the accuracy, value, collectability, genuineness, legality, enforceability, sufficiency, validity, and/or the due execution of any of the Loan Documents, or any certificate, report, underwriting materials or other document or instruments used under or in connection with such Developer's application of financing through the Platform ("Application") or any of the Loan Documents.

We use commercially reasonable efforts to verify or authenticate certain information provided to us and representations made by Developers. We engage licensed attorneys and/or real estate professionals to assist in our due diligence and closing process. For every Loan we underwrite, we obtain a completed Application and a signed Master Services Agreement from Developers and review the materials provided to us by Developers. We use various data vendors such as Zillow, Trulia, Lexis, Dun & Bradstreet, etc., and access public records to verify the representations made by the Developer (and its principals) and the actual property details. We conduct credit, criminal background, bankruptcy and legal judgment searches on the Developer and its principals. For instance, we will obtain business assurance reports to ensure that neither the Developer nor its principals have any tax liens, judgments, or other encumbrances and have not been party to any adverse litigation. We check state and local records to verify if the Developer's business entity is in good standing, to determine if the Developer is actually in possession of the property and if the property has been encumbered in any way. We also may obtain proof of insurance and marketability assessments from Developers when environmental concerns arise.

For each Loan, we obtain one or more valuation reports (such as an independent appraisal, a broker's price opinion (or "BPO"), property comparables (or "comps") or estimates from third-party data vendors (e.g., Zillow or Trulia) (collectively, the "Valuation Reports")), review a budget/draw schedule (unless the Loan is for $50,000 or less or the entire amount is used for acquisition of a property) and, at or in connection with closing, obtain evidence of a satisfactory title search and corresponding title insurance on the property covered by the Loans. If we are underwriting a second tier Loan, we may let the Developer provide us the results of a title search performed, and title insurance obtained, by the first lienholder within a month of the submitted Application in lieu of performing a separate title search and obtaining title insurance. Decisions as to whether additional information may be sought are made by GROUNDFLOOR's Loan Committee.

When undertaking our diligence, we strive to source data from the most reputable and reliable vendors and resources, however, this data may not always be accurate or dependable. For example, Zillow and Trulia obtain their estimated property valuation through statistical analysis of historical data and current market information. There may be errors in the underlying data used in the calculation of these estimates, which could compromise the reported property valuation. Further, although we obtain third-party Valuation Reports on each property being financed by our Loans, the reliability of the data contained in those reports depends, in part, on the methods used to collect the data, the expertise of the third party that prepared the report, as well as the appropriateness of the valuation approaches and underlying assumptions that have been used to reach the conclusions presented. Valuation Reports are generally prepared solely for our use in connection with our Loan underwriting process by real estate professionals who are familiar with the market area of the subject Project, but market forces will dictate the ultimate value of any real property. GROUNDFLOOR plays no role in the preparation of any Valuation Report or any other materials provided by the Developer that may be referenced in a Project Listing, and, while we view the data contained in a Valuation Report as helpful, we do not use it as the sole basis for a funding decision.

Other than discussed above, we do not independently verify the information provided by Developers during the Application process, and it may be inaccurate or incomplete. If information provided by Developers turns out to be false or misleading, you may lose part or all of the purchase price you pay for a Participation Interest. In general, information available on the Platform with respect to the Participation Interests are subject to Rule10b-5 of the Securities Exchange Act of 1934, as amended, and to the liability provisions of the Securities Act of 1933, as amended. We advise potential investors as to the limitations on the reliability of this information and caution that an investor's recourse in the event this information is false may be limited. Consequently, you should base your decision to purchase Participation Interests solely on your own evaluation and investigation of the Project and of the Developer, without any representation whatsoever by us.

12. GROUNDFLOOR's Right to Modify Terms. GROUNDFLOOR has the right to change any term or provision of this Agreement, the Terms and Conditions, the Terms of Service, Privacy Policy, form of Participation Agreement and the Platform. GROUNDFLOOR will give you notice of material changes to such materials, in the manner set forth in Section 19. You authorize GROUNDFLOOR to correct obvious clerical errors appearing in information you provide to GROUNDFLOOR, without notice to you, although GROUNDFLOOR undertakes no obligation to identify or correct such errors.

13. Termination. GROUNDFLOOR may, in its sole discretion, with or without cause, terminate this Agreement by giving you written notice. In addition, upon our reasonable determination that you committed fraud or made a material misrepresentation in connection with a Project or a commitment to purchase a Participation Interest, performed any prohibited activity, or otherwise failed to abide by the terms of any of the Investment Documents, including each Participation Agreement to which you are a party, we may, in our sole discretion, immediately and without notice, take one or more of the following actions: (a) terminate or suspend your right to purchase Participation Interests; or (b) terminate this Agreement and your registration with GROUNDFLOOR. Upon termination of this Agreement and your registration with GROUNDFLOOR, any Participation Interest purchase commitments you have made shall be terminated and any funds you may have committed towards such purchase commitments shall be returned to you. Any Participation Interests you purchase prior to the effective date of termination shall remain in full force and effect in accordance with their terms.

14. Indemnification. In addition to your indemnification obligations set forth in the Terms and Conditions and the Participation Agreement, you agree to indemnify, defend, protect and hold harmless GROUNDFLOOR and its officers, directors, shareholders, employees and agents (and individuals acting in similar capacity with respect to any Subsidiary of GROUNDFLOOR) against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise, (a) resulting from any material breach of any obligation you undertake in this Agreement or any Participation Agreement, or (b) resulting from your wrongful acts, omissions and representations (and those of your employees, agents or representatives) relating to GROUNDFLOOR. Your obligation to indemnify GROUNDFLOOR shall survive termination of this Agreement or of any Participation Agreement, regardless of the reason for termination.

15. Limitations on Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY TO THE OTHER REGARDING THE EFFECT THAT THIS AGREEMENT MAY HAVE UPON THE FOREIGN, FEDERAL, STATE OR LOCAL TAX LIABILITY OF THE OTHER.

16. Further Assurances. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

17. Entire Agreement. This Agreement, together with the other Investment Documents, constitutes the sole and entire agreement between you and GROUNDFLOOR with respect to the subject matter contained herein and therein and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in this Agreement and a particular Participation Agreement (other than an exception expressly set forth as such therein), the statements in such Participation Agreement shall control.

18. Consent to Electronic Transactions and Disclosures. Because GROUNDFLOOR operates principally on the Internet, you will need to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Platform or to the email address you provide to us. By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, and agreements, including any IRS Form 1099, arising from or relating in any way to your or our rights, obligations or services under this Agreement, your use of the Platform (each, a "Disclosure"). An IRS Form 1099 refers to any Form 1099 or other Form, Schedule or information statement, including corrections of such documents, required to be provided pursuant to U.S. Internal Revenue Service rules and regulations and that may be provided electronically (each, an "IRS Form 1099"). The decision to do business with GROUNDFLOOR electronically is yours. This Section informs you of your rights concerning Disclosures.

Electronic Communications. Any Disclosures will be provided to you electronically, either on the Platform or via electronic mail to the verified email address you provided. GROUNDFLOOR will only provide electronic copies of all Disclosures, statements, forms, and other materials. If you require paper copies of such Disclosures, you may write to us at the mailing address provided below and paper copies will be sent to you at no additional charge. A request for a paper copy of any Disclosure will not be considered a withdrawal of your consent to receive Disclosures electronically. Any IRS 1099 Forms provided electronically will remain accessible through at least October 15 of the year in which such IRS Form 1099 is made available; after that time the IRS Form 1099 may no longer be accessible electronically. We may discontinue electronic provision of Disclosures at any time in our sole discretion.

Scope of Consent. Your consent to receive Disclosures and transact business electronically (including creation of legally binding and enforceable agreements utilizing electronic records and signatures), and our agreement to do so, applies to any transactions to which such Disclosures relate. Your consent, assuming it has not been withdrawn in accordance with the procedures discussed below, will remain in effect for so long as you are a User and, if you are no longer a User, will continue until such a time as all Disclosures relevant to transactions that occurred while you were a User have been made. Please see below for more information regarding Withdrawal of Consent.

Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions, such as Internet Explorer 5.0 or above and Netscape Navigator 6.0 or above, or the equivalent software; and hardware capable of running this software.

TCPA Consent: You expressly consent to receiving calls and messages, including auto-dialed and pre-recorded message calls, and SMS messages (including text messages) from us, our affiliates, marketing partners, agents and others calling at their request or on their behalf, at any telephone numbers that you have provided or may provide in the future (including any cellular telephone numbers). Your cellular or mobile telephone provider will charge you according to the type of plan you carry.

Electronic Signatures. You agree that any Electronic Signature (defined below), whether digital or encrypted, you provide in connection with any contract or agreement with GROUNDFLOOR or its affiliates is intended to authenticate such writing and to have the same force and effect as manual signatures to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 USC §§ 7001 et seq.), the Georgia Uniform Electronic Transactions Act, O.C.G.A. § 10-12 et seq., or any other similar state laws based on the Uniform Electronic Transactions Act. "Electronic Signature" means any electronic sound, symbol or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record.

Additional Mobile Technology Requirements. If you are accessing the Platform and the Disclosures electronically via a mobile device (such as a smart phone, tablet, and the like), in addition to the above requirements you must make sure that you have software on your mobile device that allows you to print and save the Disclosures presented to you during the application process. These applications can be found for most mobile devices in each such device's respective "app store". If you do not have these capabilities on your mobile device, please access the Platform through a device that provides these capabilities.

Withdrawing Consent. You may withdraw your consent to receive Disclosures electronically by contacting us at the address below. If you are investor on the Platform and you withdraw your consent to receive Disclosures electronically, you may continue to contribute funds to requests on the Platform. If you have already purchased one or more participation interests, all previously agreed to terms and conditions will remain in effect, and we will send Disclosures to your verified home address provided during registration.

If you withdraw your consent to receive IRS Forms 1099 electronically, we will confirm your withdrawal and its effective date in writing by email.

How to Contact Us regarding Electronic Disclosures. You can contact us via email at contact@groundfloor.us or by calling Groundfloor Investor Support at 678-701-1194. You may also reach us in writing at the following address: Groundfloor Finance Inc., 3355 Lenox Road, Suite 750, Atlanta, GA 30326, Attention: Investor Support. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered email address changes, you must notify us of the change by sending an email to contact@groundfloor.us or by calling 678-701-1194. You also agree to update your registered residence address and telephone number on the web site if they change. You will print a copy of this Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Platform.

19. Notices. All notices, requests, demands, required disclosures and other communications from GROUNDFLOOR to you will be transmitted to you only by email to the email address you have registered on the Platform or will be posted on the Platform and shall be deemed to have been duly given and effective upon transmission or posting. You shall send all notices or other communications required to be given hereunder to GROUNDFLOOR via email at contact@groundfloor.us or by writing to: Groundfloor Finance Inc., 3355 Lenox Rd Suite 750, Atlanta GA, 30326, Attention: Investor Support. You may call GROUNDFLOOR at 678-701-1194, but calling may not satisfy your obligation to provide notice hereunder or otherwise preserve your rights.

20. Miscellaneous. The terms of this Agreement shall survive until the termination of your registration as an investor on the Platform. The parties acknowledge that there are no third-party beneficiaries of this Agreement, except for any Subsidiaries of GROUNDFLOOR that issue Participation Interests on the Platform, which the parties agree shall be express third-party beneficiaries hereof. You may not assign, transfer, sublicense or otherwise delegate your rights or responsibilities under this Agreement to any person without GROUNDFLOOR's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this section shall be null and void. This Agreement shall be governed by the laws of the State of Georgia, without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction. Any waiver of a breach of any provision of this Agreement will not be a waiver of any subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If a court of competent jurisdiction holds any provision of this Agreement to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality and unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provisions of this Agreement. The headings in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement.

21. Arbitration.

(a) Unless you opt out as provided pursuant to Section 21(b) below, either party to this Agreement may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 21 (the "Arbitration Provision"), except with respect to any Claim alleging violation of federal securities laws by GROUNDFLOOR or any of its officers or directors (a "Securities Claim"). Unless otherwise agreed to in writing by GROUNDFLOOR, the arbitration shall be conducted in Atlanta, Georgia. "Claim" shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and GROUNDFLOOR (or persons claiming through or connected with GROUNDFLOOR), on the other hand, relating to or arising out of this Agreement, any Participation Interest, the Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of Section 21(f) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

(b) You may opt out of this Arbitration Provision for all purposes by sending an arbitration opt out notice to Groundfloor Finance Inc., 3355 Lenox Rd Suite 750, Atlanta GA, 30326, that is received at the specified address within 30 days of the date of your first electronic acceptance of the terms of this Agreement. The opt out notice must clearly state that you are rejecting arbitration; identify the Agreement to which it applies by date; provide your name, address, and social security or TIN-number; and be signed by you. You may send the opt out notice in any manner you see fit as long as it is received at the specified address within the specified time. No other methods can be used to opt out of this Arbitration Provision. If the opt out notice is sent on your behalf by a third party, such third party must include evidence of his or her authority to submit the opt out notice on your behalf.

(c) The party initiating arbitration shall do so with the American Arbitration Association (the "AAA") or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.

(d) If we elect arbitration, we shall pay all of the administrator's filing costs and administrative fees (other than hearing fees). If you elect arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator's rules. We shall pay the administrator's hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator's rules or applicable law require otherwise, or you request that we pay them and we agree to do so. Each party shall bear the expense of its own attorneys' fees, except as otherwise provided by law. If a statute gives you the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

(e) Within 30 days of a final award by the arbitrator, any party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, any opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (FAA), and may be entered as a judgment in any court of competent jurisdiction.

(f) We agree not to invoke our right to arbitrate an individual Claim you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. Unless consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party; nor (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this Section 21(f), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this Section 21(f) shall be determined exclusively by a court and not by the administrator or any arbitrator.

(g) This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

(h) This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any loan or Participation Interest or any other promissory note(s) which you own, or any amounts owed on such loans Participation Interest or notes, to any other person or entity. If any portion of this Arbitration Provision other than Section 21(f) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If an arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in Section 21(f) are finally adjudicated pursuant to the last sentence of Section 21(f) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY.

22. Waiver of Jury Trial. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE PARTICIPATION AGREEMENT, PURCHASE OF THE PARTICIPATION INTERESTS OR ANY OTHER AGREEMENTS RELATED THERETO.

APPENDIX A
TERMS AND CONDITIONS OF INVESTMENT

1. **Definitions. For purposes of these Terms and Conditions:**

   (a) "**Affiliate**" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "Control" when used with respect to any specified person means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "Controlling" and "Controlled" have meanings correlative to the foregoing.

   (b) "**Holder,**" when used with respect to any Participation Interest, means the person in whose name a Security is registered on the Registrar's books.

   (c) "**Subsidiary**" means, with respect to any person, any corporation, partnership, limited liability company, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more of the other Subsidiaries of that person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such person or persons shall be allocated a majority of partnership, limited liability company, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company, association or other business entity.

2. **Registrar and Paying Agent.**

   (a) GROUNDFLOOR shall maintain, with respect to each series of Participation Interests, an office or agency where such Participation Interests may be presented for registration of transfer or for exchange ("Registrar") and an office or agency where such Participation Interests may be presented for purchase or payment ("Paying Agent"). The Registrar shall keep a register of the Participation Interests and of their transfer and exchange. GROUNDFLOOR may have one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent. GROUNDFLOOR initially will serve as the Registrar and Paying Agent in connection with such Participation Interests. GROUNDFLOOR or any Subsidiary of GROUNDFLOOR, or an Affiliate of either of them, may act as Paying Agent, Registrar, co-Payment Agent or co-Registrar.

(b) GROUNDFLOOR (or its Subsidiaries or Affiliates) shall maintain the Investor FBO Account (or some similar arrangement designed to segregate the money held on behalf of investors) to accommodate funding accounts for investors. The Investor FBO Account is currently maintained at Wells Fargo Bank, 1201 W. Peachtree St., Atlanta, GA 30309; however, GROUNDFLOOR may elect to change the institution where the Investor FBO Account is maintained at any time. GROUNDFLOOR shall post the name and address of the institution where it maintains the Investor FBO Account on the Platform. All funds deposited in an investor's funding account on the Platform shall be maintained in such investor's designated sub-account in the Investor FBO Account until withdrawn by such investor or used to fund additional investments through the Platform.

(c) GROUNDFLOOR (or its Subsidiaries or Affiliates) shall maintain the Closing FBO Account (or similar escrow arrangement) at all times. Currently, the Closing FBO Account is maintained through the Funds Transfer Agent. Balanced Payments (or Balanced, Inc.), located at 965 Mission St., Ste. 425, San Francisco, CA 94103, currently acts as the Funds Transfer Agent. GROUNDFLOOR may elect to change the institution where the Closing FBO Account is maintained and/or the identity of the Funds Transfer Agent at any time. Please see the Terms of Service that addresses your consent to the services provided to us by Balanced, Inc.

(d) The Funds Transfer Agent and/or the institution where the Investor FBO Account is maintained shall act as co-Paying Agents with GROUNDFLOOR.

(e) GROUNDFLOOR shall enter into an appropriate agency agreement with any third-party Registrar, Paying Agent, co-Paying Agent or co-Registrar. GROUNDFLOOR shall post the name and address of any third-party Registrar, Paying Agent, co-Paying Agent or co-Registrar on the Platform.

(f) Prior to or on each Payment Date (as defined in the Participation Agreement) in respect of any series of Participation Interests, GROUNDFLOOR shall deposit with the Paying Agent(s) with respect to such Participation Interests a sum of money sufficient to make such payments when so becoming due. GROUNDFLOOR shall require each Paying Agent to hold such funds in an Investor FBO Account or similar arrangement that segregates the money held by it with respect to the Participation Interests.

3. Maintenance of Office or Agency.

(a) GROUNDFLOOR will maintain for each series of Participation Interests an office or agency where such Participation Interests may be presented or surrendered for payment, where Participation Interests of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon GROUNDFLOOR in respect of the Participation Interests of that series may be served. GROUNDFLOOR's office at 3355 Lenox Rd Suite 750, Atlanta GA, 30326 shall be such office or agency for all of the aforesaid purposes unless and until GROUNDFLOOR provides written notice to the Holders of any change in the location of such other office or agency.

(b) GROUNDFLOOR may also from time to time designate one or more other offices or agencies where the Participation Interests of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve GROUNDFLOOR of its obligation to maintain an office or agency in accordance with the requirements set forth above for Participation Interests of any series for such purposes. GROUNDFLOOR will give prompt written notice to the Holders of any such designation or rescission and of any change in the location of any such other office or agency.

Exhibit 4.2

FORM OF PARTICIPATION AGREEMENT FOR USE IN
CALIFORNIA, GEORGIA, ILLINOIS, MARYLAND, MASSACHUSETTS, TEXAS, VIRGINIA, WASHINGTON, AND THE DISTRICT OF COLUMBIA

YOU SHOULD MAKE YOUR OWN DECISION WHETHER THE PARTICIPATION INTERESTS MEET YOUR INVESTMENT OBJECTIVES AND RISK TOLERANCE LEVEL. NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THE OFFERING OF THE PARTICIPATION INTERESTS.

THE PARTICIPATION INTERESTS ARE SPECULATIVE SECURITIES. INVESTMENT IN THE PARTICIPATION INTERESTS INVOLVES SIGNIFICANT RISK. YOU MAY BE REQUIRED TO HOLD YOUR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND SHOULD PURCHASE THE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

ANY TRANSFER, PLEDGE OR OTHER USE OF THE PARTICIPATION INTERESTS FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL UNLESS THE TRANSFEREE IS REGISTERED AS AN INVESTOR ON GROUNDFLOOR FINANCE INC.'S INVESTMENT PLATFORM AND SUCH TRANSFEREE AGREES TO THE TERMS OF THE INVESTOR AGREEMENT AND THIS AGREEMENT.

LOAN PARTICIPATION AGREEMENT

GROUNDFLOOR REAL ESTATE LLC

Participation No.: ____________________ **Participant:** ____________________

Participation Price: ____________________ **Participation Percentage:** ______________

Participation Date: ____________________

Terms of Corresponding Loan

Corresponding Project: ________________ **Developer:** ________________________
____

Loan Principal: ______________________ **Origination Date:** ____________________

Maturity Date: ______________________ **Interest Rate:** ______________________

Repayment Terms: ____________________

THIS PARTICIPATION AGREEMENT, dated as of the Participation Date, between Groundfloor Real Estate LLC (the "Lender") and the Participant (as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, this "Agreement").

WHEREAS, the Lender desires to sell and grant to the Participant, and the Participant desires to purchase and accept from the Lender, an undivided fractional interest in the Lender's economic rights under the Loan Agreement, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, the sufficiency of which the Parties hereby acknowledge, by signing electronically below the Lender and the Participant agree as follows:

1. DEFINITIONS: The following capitalized terms shall have the following meanings when used in this Agreement. All references to dollar amounts shall mean amounts in lawful money of the United States of America.

Agreement As defined above.

Bankruptcy Law	Title 11, United States Code, or any similar federal or state law for the relief of debtors.
Business Day	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions are authorized or obligated by law or executive order to close in Atlanta, Georgia or New York, New York.
Corresponding Project	The real estate development project that will be financed through the Loan, as identified above.
Developer	The borrower under the Loan and sponsor of the Corresponding Project, as identified above.
GROUNDFLOOR	Groundfloor Finance Inc., a Georgia corporation and the parent of the Lender.
Investor Agreement	The Investor Agreement between GROUNDFLOOR and the Participant, as well as the Terms and Conditions referred to therein and GROUNDFLOOR's Terms of Service and Privacy Policy referenced therein, each as in effect from time to time.
Lender	Groundfloor Real Estate LLC, a Georgia limited liability company, together with its successors and permitted assigns.
Loan	The commercial real estate loan (governed by the Loan Agreement) with the general terms and covering the amount of the Loan Principal set forth above, pursuant to which the Corresponding Project has been financed by the Lender.
Loan Agreement	The Loan Agreement to be entered into between the Developer and the Lender with respect to the Loan, as amended, supplemented or otherwise modified from time to time.
Loan Documents	As defined in the Loan Agreement, including the Note, the Mortgage Instrument, the Security Documents (each as defined in the Loan Agreement), and any other documents or instruments evidencing or securing the Loan and any other documents entered into in connection with the Loan Agreement to which the Lender is a party or for the benefit of the Lender in its capacity as such, in each case as amended, supplemented or otherwise modified from time to time.
Loan Payment	As defined in Section 5.
Loan Principal	The maximum amount available to be borrowed by the Developer from the Lender under the Loan Agreement, as set forth above.
Participant	As defined above, together with its successors and permitted assigns.
Participation Date	As defined above.
Participation Interest	As defined in Section 2.
Participation Interest Payment	As defined in Section 5.

Participation Percentage	The percentage of Loan Payments represented by the Participation Interest, as defined above, determined by dividing the Participation Price by the Loan Principal.
Participation Price	As defined above.
Parties	Collectively, the Lender and the Participant.
Payment Dates	The dates upon which the Participation Interest Payments are made. A Payment Date will typically occur within five (5) Business Days of the Lender's receipt of a Loan Payment. The Loan Payment schedule for the Loan, subject to prepayment, is outlined in the Loan Documents, the details of which are available on the Participant's account page at www.groundfloor.us.
Person	An individual, corporation, trust, partnership, joint venture, unincorporated organization, government agency or any agency or political subdivision thereof, or other entity.
Repayment Terms	The terms governing the repayment of the Loan as set forth in the Loan Documents, as set forth in the table above as of the Origination Date of the Loan.

2. **SALE AND OWNERSHIP OF PARTICIPATION INTEREST.** Effective as of the date of the Loan Agreement, the Lender hereby sells, assigns, transfers, and delivers to the Participant, without recourse, in consideration of the Participant's payment of the Participation Price to the Lender, and the Participant hereby purchases and accepts from the Lender, an undivided fractional interest (the "Participation Interest") in the Loan Principal, equal in amount to the Participation Percentage of the Loan Principal, and in the related rights, privileges and remedies of the Lender under the Loan Documents as more particularly described in Section 5 or in the Investment Agreement.

3. **RELATIONSHIP OF THE PARTIES.** The Parties hereby agree that (a) the Lender may sell other participations in the Loan Documents from time to time; (b) the Participant shall be considered the legal and equitable owner of the Participation Interest for all purposes; (c) the Participant shall look only to the Developer for repayment of the Loan Principal, interest accrued thereon, and any applicable prepayment premium; and (d) the Participant shall have no interest in any other property of the Developer or any other Person taken as security or guaranty for the Loan Documents or in any property now or hereafter in the possession or control of the Lender, which other property may secure the Loan Documents, provided that, if any such property (or the proceeds thereof) are applied as Loan Payments, the Participant shall be entitled to share in such application as provided in Section 5. For the avoidance of doubt, the Parties hereby agree that the Participation Interests represent a special limited obligation of the Lender, and (i) subject to Section 9, no Participation Interest Payment shall be payable to the Participant unless the Lender has received Loan Payments, and then only to the extent of the Participation Percentage of Loan Payments received by the Lender, and (ii) no Participant shall have any recourse against the Lender unless, and then only to the extent that, the Lender has failed to pay such Participant his or her Participation Interest Payment or has otherwise breached a covenant of this Agreement.

The Participant acknowledges receipt of a copy of the Loan Agreement. The Lender will appropriately indicate on its records the Participant's Participation Interest in the Loan and the Loan Documents. Neither the Lender nor any of its members, managers, officers, directors, employees, affiliates or agents shall be liable to the Participant for any action lawfully taken or any failure to act by it or them or any error in judgment with respect to any transaction relating to any of the Loan Documents, except for its or their gross negligence or willful misconduct. The Lender shall incur no liability under or in respect of any of the Loan Documents by acting upon any notice, consent, certificate, or other instrument or writing believed by it to be genuine and signed by or sent by the proper party. The Lender may consult with legal counsel, independent public accountants, and other experts that the Lender selects, and the Lender shall not be liable for any action that it takes or omits to take in accordance with the advice of such counsel, accountants, or experts. Without in any way limiting the foregoing, the Lender may rely upon the advice of counsel concerning legal matters.

4. PAYMENT OF THE PURCHASE PRICE. The Participant hereby irrevocably and unconditionally agrees to pay the Purchase Price, in U.S. Dollars and in same day funds (without reduction for or on account of any set-off, counterclaim, or other right whatsoever), to the Lender on the Participation Date. Payment of the Purchase Price by the Participant in the manner set forth herein, without further action by either the Lender or the Participant, shall evidence the Participation Interest of the Participant. All U.S. dollar amounts used in or resulting from the calculation of amounts due in respect of the Participation Interest may be rounded to the nearest cent. Participation Percentages are rounded to the nearest hundred thousandth.

Without limiting any other right or remedy that the Lender may have against the Participant hereunder or under applicable law, if the Participant shall default in the payment of the Purchase Price, the Participant agrees to pay interest on such amount for the period from and including the date when such payment was due until the date when such payment is made in full at the rate applicable to Loan Principal for each day during such period, and the Participant shall not be entitled to receive any payments pursuant to this Agreement until all amounts due and payable by the Participant to the Lender hereunder have been paid in full.

5. APPLICATION OF PAYMENTS; REVERSAL OF PAYMENTS. Subject to Sections 4 and 9, upon receipt of any cash payment of (or application of any payment to) principal, accrued interest (including any default interest) or any prepayment premium under the Loan Agreement (each a "Loan Payment"), the Lender will promptly pay (or cause to be paid) to the Participant, in U.S. Dollars (or, if another currency was received or applied by the Lender, in such other currency) an amount equal to the Participation Percentage of such Loan Payment (the "Participation Interest Payment"). All Participation Interest Payments shall be made by intra-institution book entry transfer or such other transfer mechanism to the Participant's funding account consistent with the requirements set forth in the Investor Agreement.

Except for Loan Payments, the Participant shall not be entitled to receive any amounts payable by the Developer to, or received by, the Lender with respect to the Loan Documents (including without limitation any fees (other than prepayment premiums, if applicable) received by the Lender in connection with the Loan Documents or any reimbursement of expenses), nor shall the Participant have, by reason of this Agreement, any rights with respect to the Loan Documents except as expressly provided herein. Without limiting the foregoing, the Lender shall have sole discretion in applying amounts received by it from, or for the account of, the Developer or otherwise, provided that, if amounts recovered or received by the Lender are applied to an outstanding Loan Payment, the Lender will promptly pay to the Participant the Participation Percentage thereof as provided herein.

If, after the Lender has paid to the Participant its Participation Percentage of any Loan Payment received by the Lender or any such application made by the Lender, such payment or application is rescinded or must otherwise be returned or must be paid over by the Lender to the Developer or any other Person, whether, pursuant to any Bankruptcy Law or otherwise, the Participant will, at the Lender's request, promptly pay back to the Lender the Participation Percentage of the payment or application so returned or paid over, together with the Participation Percentage of any interest or other amount required to be paid by the Lender with respect to such payment or application.

In the case of any payment (including a payment described above) made to the Participant for which the Lender is not promptly reimbursed by the Developer, the Participant also will pay interest on such payment at the rate applicable to the Loan Principal for each day during the period commencing on the date such amount was due from the Developer and ending upon the repayment of such amount by the Participant to the Lender.

To the extent of the Participant's Participation Percentage, Loan Payments collected by the Lender shall promptly be transferred to the Participant's sub-account in the Investor FBO Account (as defined in the Investment Agreement) in the manner set forth in the Investment Agreement. Any taxes due and payable on any payments to be made to the Participant hereunder shall be the Participant's sole responsibility, and the Participant agrees to reimburse the Lender promptly for any such taxes paid by the Lender (including any taxes due and payable by the Lender on amounts received by it pursuant to this sentence).

THE PARTICIPANT ACKNOWLEDGES AND AGREES THAT PAYMENTS TO THE LENDER UNDER THE LOAN DOCUMENTS ARE SUBJECT TO ALL LIMITATIONS OR RESTRICTIONS SET FORTH THEREIN OR BY WHICH THE LENDER IS BOUND, AND THE PARTICIPANT AGREES THAT THE LENDER SHALL HAVE NO LIABILITY TO THE PARTICIPANT AS A RESULT OF ANY SUCH LIMITATIONS OR RESTRICTIONS UNLESS AND UNTIL A LOAN PAYMENT IS ACTUALLY RECEIVED BY THE LENDER.

6. **REPRESENTATIONS AND WARRANTIES BY THE PARTICIPANT.** The Participant represents and warrants to the Lender that the Participant is purchasing the Participation Interests for Participant's own account and has the power to enter into this Agreement and that the Participant has taken all action necessary to authorize its execution and delivery of this Agreement and the performance of its obligations hereunder. The Participant further represents and warrants that it has received a copy of the Offering Circular with respect to the Participation Interests and has based its decision to purchase the Participation Interests solely on the Participant's own independent evaluation and investigation of the Project and of the Developer, without any representation whatsoever by the Lender. The Participant represents and warrants to Lender that the Participant meets any applicable residency or minimum financial suitability requirements applicable to the Offering, as outlined in the Offering Circular and has abided by any maximum investment limits applicable to the Offering, as set forth in the Offering Circular. The Participant further represents and warrants to the Lender that the Participant understands that the Participation Interests will not be listed on any securities exchange, that there will be no trading platform for the Participation Interests, that any trading of Participation Interests must be conducted in accordance with federal and applicable state securities laws and that the Participant should be prepared to hold the Participation Interests at least until the underlying Loan matures.

7. **REPRESENTATIONS AND WARRANTIES BY THE LENDER.** The Lender represents and warrants to the Participant that the Lender has the power to enter into this Agreement and each Loan Document and that the Lender has taken all action necessary to authorize its execution and delivery of this Agreement and each Loan Document and the performance of its obligations hereunder and thereunder.

The Lender makes no representations or warranties, express or implied, and assumes no liability or responsibility to the Participant with respect to: (a) the financial condition or continued solvency of the Developer or any of its affiliates; (b) the ability of the Developer to make the payments contemplated by the Loan Documents; or (c) the accuracy, value, collectability, genuineness, legality, enforceability, sufficiency, validity, and/or the due execution of any of the Loan Documents, or any certificate, report, underwriting materials or other document or instrument used under or in connection with any of the Loan Documents.

8. **RELATIONSHIP WITH THE DEVELOPER; NOTICE OF DEFAULT; MODIFICATION, ENFORCEMENT AND SALE OF LOAN DOCUMENTS.** The Lender will handle all transactions under the Loan Documents in the ordinary course of business in accordance with its usual practices and shall hold the Loan Documents for the benefit of the Lender and of the Participant (and any other participants) to the extent of their respective percentage interests in the Loan Documents.

The Lender shall use commercially reasonable efforts to give the Participant notice of any event of default under the Loan Documents by the Developer of which the Lender has received written notice from the Developer or of which the Lender has actual knowledge and which, in the Lender's judgment, materially affects the interest of the Participant; provided that neither the Lender nor any of its members, managers, officers, directors, employees, affiliates or agents shall be liable for any failure to give any such notice, and the failure by the Lender to give any such notice shall not affect any of the duties and obligations of the Participant hereunder.

The Participant shall be the legal and equitable owner of the rights, privileges and remedies applicable to the Participation Interest under the Loan Documents, provided that all such rights, privileges and remedies shall be exercised solely through the Lender or its representatives, and the Participant shall have no direct recourse in respect of the Loan Documents to the Developer or any other Person. Except as provided below in this Section, the Lender shall have the exclusive right in its name alone and in its sole discretion (a) to give or withhold waivers, consents, extensions, or compromises in connection with the Loan Documents or to amend or modify the Loan Documents; (b) to take or refrain from taking action in connection with the handling, realizing upon, exercise of remedies, or enforcing with respect to the Loan Documents; (c) to control the prosecution and defense of any action, claim, or demand of any kind that shall be asserted against either the Lender or the Participant, or both, directly or indirectly relating to any transaction in respect of any of the Loan Documents; and (d) while an event of default exists under the Loan Documents, to sell all or any portion of its rights, title and interest to any Person under the Loan Documents, whether at, below or above par, in accordance with Section 9(y). Except as provided below in this Section, and without limiting the generality of the foregoing, if an event of default under the Loan Documents occurs which is not waived by the Lender or cured within any applicable grace period, the Lender may, at its sole option, exercise or refrain from exercising any rights or remedies it may have or take any other action with respect to the Loan Documents, including enforcing a security interest in the assets pledged to secure the Loan Payments, or otherwise available to the Lender. Except as provided below in this Section, at no time shall the Lender be under any duty to enforce any rights, remedies, powers, or privileges with respect to any enforcement of the obligations of the Developer under any of the Loan Documents, and the Lender shall not be compelled to do any act hereunder or thereunder or to take any action toward the exercise or enforcement of the powers created by this Agreement or any of the Loan Documents or to prosecute or defend any suit in respect hereof or thereof.

Notwithstanding the foregoing, the Lender agrees to use commercially reasonable efforts to pursue, either directly or through its representatives, (i) the collection of any amounts owing to the Lender under the Loan Documents (to the extent constituting Loan Payments), and (ii) the exercise of the Lender's remedies upon a breach of the Loan Documents, in each case to the extent warranted in the Lender's business judgment and consistent with reasonable commercial standards of fair dealing. In no event shall the Lender be obligated to pursue collection or enforcement if in the Lender's business judgment the reasonable costs and expenses thereof will exceed the aggregate Loan Payments reasonably recoverable or realizable.

9. LIQUIDATION PROCEEDS, COSTS, AND EXPENSES. Any and all payments and repayments received by the Lender or the Participant in connection with (x) any exercise of remedies with respect to the Loan Documents or (y) any sale of the Lender's rights, title and interest under the Loan Documents (collectively, the "Liquidation Proceeds") shall be applied (a) first, to all costs and expenses of any nature whatsoever incurred by the Lender for the maintenance, preservation, defense, protection, sale, other disposition, collection, and enforcement of the Loan Documents, including without limitation (i) court costs and reasonable attorneys' fees, expenses, and disbursements and (ii) any costs and expenses described in the following paragraph (collectively, the "Liquidation Costs"), (b) second, to any prepayment premium owed by the Developer under the Loan Documents, (c) third, to accrued and unpaid interest owed by the Developer under the Loan Documents, and (d) fourth, to the outstanding Loan Principal. The Liquidation Proceeds other than Liquidation Costs shall be shared pro rata between the Participant and any other participants (including the Lender if a participant) in accordance with their respective Participation Percentages.

If the Lender shall be sued or threatened with suit as the result of any transaction in respect of any of the Loan Documents, or in the event that any action, claim, or demand of any kind shall be asserted against the Lender, directly or indirectly relating to such transaction, then, and in any such event, all moneys paid in satisfaction or compromise of such suit, claim, action, or demand and any expenses, costs, and attorneys' fees paid or incurred in connection therewith shall be for the account of the Participant in accordance with its participation percentage, but only to the extent of any Loan Payments received by the Participant.

10. DUTIES OF THE LENDER. The Lender's duties to the Participant hereunder and in respect of the Loan Documents are limited to those obligations explicitly set forth in this Agreement, and the Lender assumes no other duties, fiduciary or otherwise, to the Participant.

11. ADDITIONAL INVESTMENTS BY THE LENDER. The Participant recognizes and agrees that the Lender may from time to time make other or additional investments in the Developer or any other Person, which may not be participated in by the Participant.

12. TERM. This Agreement and all of the Participation Interests of the Series of which it is part ("Series of Participation Interests") will automatically terminate upon payment of all amounts owed to the Participant pursuant hereto, including upon the discharge or cancellation of any remaining Loan Payments. The Participation Interests are not redeemable at the option of the Participant.

13. MISCELLANEOUS PROVISIONS.

(a) Applicable Law. This Agreement shall be governed by and construed under the laws of the State of Georgia without regard to principles of conflict of laws. Should any provision of this Agreement be deemed invalid or unenforceable as contrary to applicable law, the Parties agree that such provisions shall automatically be deemed to be reformed to the extent necessary to be consistent with applicable law.

(b) Waiver of Jury Trial. The Parties waive a trial by jury in any litigation relating to this Agreement, the Participation Interest, or the Loan Agreement.

(c) Arbitration. Either Party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of any claim or dispute relating to this Agreement, the Participation Interest or the Loan Agreement be final and binding arbitration pursuant to the terms and conditions set forth in the Investor Agreement between the Parties.

(d) Successors and Assigns. The provisions of this Agreement shall bind the Parties' respective successors and assigns. The Participant may not sell, pledge, assign, sub-participate, transfer or otherwise convey its Participation Interest or its rights or obligations under this Agreement without the prior written consent of the Lender, which consent shall be conditioned on the transferee being registered as an investor on Groundfloor Finance Inc.'s investment platform and such transferee agreeing to the terms of the Investor Agreement and this Agreement. Any purported conveyance in contravention of the foregoing shall be void. The Lender shall have the right to sell, assign, transfer or otherwise convey all or any portion of the Loan Documents for any or no consideration, provided that any such conveyance of the Loan Documents to an Affiliate of the Lender shall be made subject to the terms of this Agreement. The Parties agree that any conveyance by the Lender that is (i) not to an Affiliate of the Lender and also (ii) not made subject to the terms of this Agreement shall be deemed a repayment in full of all of the Developer's obligations under the Loan Documents. In such case, the Parties agree that the proceeds thereof (net of the Lender's reasonable transaction costs and expenses, including any Liquidation Costs) shall be applied as provided in Section 9, and the Participant shall be entitled to share in any application thereof to Loan Payments as provided in Section 5.

(e) Notices. All notices required to be given under this Agreement shall be delivered and shall be effective as provided in the Investor Agreement between the Parties.

(f) Caption Headings. Caption or section headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of the Agreement.

(g) Attorneys' Fees and Costs. If any lawsuit or proceeding is brought by the Lender or the Participant to enforce the terms of this Agreement, the unsuccessful Party shall, subject to any limits under applicable law, pay the prevailing Party all of its court costs and reasonable attorneys' fees incurred in bringing or defending such action.

(h) No Third Party Beneficiary. None of the provisions of this Agreement shall inure to the benefit of the Developer or any other Person other than the Lender and the Participant. Consequently, neither the Developer nor any other Person other than the Lender and the Participant shall be entitled to rely upon or raise as a defense, in any manner whatsoever, the failure of either the Participant or the Lender to comply with the provisions of this Agreement.

(i) Entire Agreement. This Agreement, together with the Investor Agreement, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in this Agreement and the Investor Agreement (other than an exception expressly set forth as such therein), the statements in this Agreement shall control. Without limiting the foregoing, the Participant specifically acknowledges application of Section 18 (Consent to Electronic Transactions and Disclosures) of the Investor Agreement to this Agreement and the Participation Interests. Unless otherwise contemplated herein or in the Investor Agreement, this Agreement cannot be modified or changed in any way except in writing upon the agreement of the Parties hereto. Any waiver of a breach of any provision of this Agreement will not be a waiver of any subsequent breach. Failure or delay by either Party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition.

(j) Electronic Signatures. The Parties each agree that the Electronic Signature (defined below), whether digital or encrypted, of the Parties included in this Agreement are intended to authenticate this writing and to have the same force and effect as manual signatures to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 USC §§ 7001 et seq.), the Georgia Uniform Electronic Transactions Act, O.C.G.A. § 10-12 et seq., or any other similar state laws based on the Uniform Electronic Transactions Act. "Electronic Signature" means any electronic sound, symbol or process attached to or logically associated with a record and executed and adopted by a Party with the intent to sign such record.

certified public accountants



Hughes Pittman & Gupton, LLP
1500 Sunday Drive, Suite 300
Raleigh, North Carolina 27607
919.232.5900 919.232.5901 fax
www.hpg.com

Exhibit 10.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion of our report dated July 3, 2014 (except for Note 7, as to which the date is August 18, 2014), with respect to the consolidated financial statements of Groundfloor Finance Inc. and Subsidiary (formerly GROUNDFLOOR Inc. and Subsidiary) (a development stage company) as of December 31, 2013 and for the period from January 28, 2013 (inception) to December 31, 2013, appearing in this Amendment No. 3 to Form 1-A Regulation A Offering Statement of Groundfloor Real Estate LLC.

Hughes Pittman & Gupton, LLP

Raleigh, North Carolina
January 28, 2015

Exhibit 11.1

ROBBINS

LITIGATION AND REGULATORY LAW

VINCENT R. RUSSO
DIRECT LINE: 404-856-3260
Email: vrusso@robbinsfirm.com

January 28, 2015

Groundfloor Real Estate LLC
3423 Piedmont Rd., NE
Atlanta, GA 30305

Re: *Groundfloor Real Estate LLC*
Offering Statement on Form 1-A

Ladies and Gentlemen:

At your request, we have examined the Regulation A Offering Statement on Form 1-A (the "Offering Statement") of Groundfloor Real Estate LLC, a Georgia limited liability company (the "Company"), as filed with the Securities and Exchange Commission (the "Commission") and the North American Securities Administrators Association ("NASAA") on August 20, 2014 and amended as Amendment No. 3 on January 28, 2015. The Offering Statement is filed in connection with the qualification and offering of up to $635,000 aggregate principal amount of Participation Interests offered by the Company (the "Securities").

The Securities will be purchased and sold pursuant to an Investor Agreement (the "Investor Agreement") and a Participation Agreement (the "Participation Agreement"). Those agreements will be in the form set forth as exhibits to the Offering Statement and to be entered into between the Company and each purchaser of the Securities ("Purchasers").

In rendering this opinion, we have examined such records and documents as we have deemed necessary in order to render the opinion set forth herein, including the following:

(1) The Company's Articles of Organization and Certificate of Organization of the Georgia Secretary of State, dated August 5, 2014 (the "Certificate"), (filed as Exhibit 2.1 of the Offering Statement).

(2) The Operating Agreement of the Company, dated August 14, 2014 (filed as Exhibit 2.2 of the Offering Statement).

(3) The Articles of Incorporation of Groundfloor Finance, Inc. ("GFI") (filed as Exhibit 2.3 of the Offering Statement), Certificate of Conversion of GFI, and the application and Certificate of Authority of Groundfloor, Inc.

(4) The Bylaws of GFI (the "Bylaws") (filed as Exhibit 2.4 of the Offering Statement).

(5) The action by written consent of the Company's organizer pursuant to which the Company's initial member was identified, effective August 14, 2014.

(6) The action by unanimous written consent of the Board of GFI and the Company's manager, effective August 19, 2014, pursuant to which GFI and the Company adopted resolutions for the purpose of authorizing the offering covered by the Offering Statement, Offering Circular, and exhibits thereto, and all actions necessary to effectuate the registration and qualification of the Securities.

(7) The Offering Statement, together with the exhibits filed as a part thereof or incorporated therein by reference.

(8) The Offering Circular prepared in connection with the Offering Statement (the "Offering Circular").

(9) Amendment No. 1 to the Offering Statement, together with the exhibits filed as a part thereof or incorporated therein by reference.

(10) Comment letter of the United States Securities and Exchange Commission dated September 18, 2014.

(11) Comment letter of NASAA's Coordinated Review Program for Regulation A dated September 19, 2014.

(12) Comment letter of the Georgia Secretary of State's Securities Division dated September 16, 2014.

(13) The Company's responses to the comment letters of the SEC and state securities administrators dated November 14, 2014.

(14) Amendment No. 2 to the Offering Statement, together with the exhibits filed as a part thereof or incorporated therein by reference.

(15) Additional comment letter of NASAA's Coordinated Review Program for Regulation A dated November 21, 2014.

(16) The Certificate of Registration by Qualification issued by the Georgia Secretary of State's Securities Division dated December 14, 2014.

(17) The Company's responses to the additional comment letter of NASAA dated December 17, 2014.

(18) Amendment No. 3 to the Offering Statement, together with the exhibits filed as a part thereof or incorporated therein by reference.

(19) Comment letter of the United States Securities and Exchange Commission dated January 13, 2014.

(20) The form of Investor Agreement (filed as Exhibit 4.1 of the Offering Statement).

(21) The form of Participation Agreement (filed as Exhibit 4.2 of the Offering Statement).

(22) A Certificate of Existence issued by the Secretary of State of the State of Georgia, dated August 20, 2014, stating that the Company is qualified to do business and in good standing in accordance with the laws of the State of Georgia.

(23) A Certificate of Existence issued by the Secretary of State of the State of Georgia, dated August 20, 2014, stating that GFI is qualified to do business and in good standing in accordance with the laws of the State of Georgia.

In reviewing documents for this opinion, we have assumed and express no opinion as to the authenticity and completeness of all documents submitted to us, including the conformity of all copies to the originals, and the legal capacity of all persons or entities executing the documents. Additionally, in rendering the opinions set forth below, we have assumed that: (i) each purchaser of the Securities has the legal capacity or power, corporate or other, to enter into and perform all such obligations under the Investor Agreement and Participation Agreement; (ii) GFI has the power, corporate or other, to enter into and perform its obligations under the Investment Agreement; (iii) that all instruments representing the Securities are, and at the time of issuance and delivery to the purchaser will be, duly authorized, executed and delivered in substantially the form filed with the Offering Statement; (iv) any and all representations of the Company and its manager are correct as to questions of fact; and (v) the public offer or sale of the Securities shall be exempt under Section 3(b) of the Securities Act of 1933 from the registration requirements of the Securities Act.

This opinion is qualified by, and is subject to, and we render no opinion with respect to, the following limitations and exceptions to the enforceability of the Securities:

(a) The effect of the laws of bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent conveyance, and other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors;

(b) The effect of general principles of equity and similar principles, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, public policy and unconscionability, and the possible unavailability of specific performance, injunctive relief, or other equitable remedies, regardless of whether considered in a proceeding in equity or at law;

(c) The effect of laws relating to banking, usury or permissible rates of interest for loans, forbearances or the use of money;

(d) The effect of provisions relating to indemnification, exculpation or contribution, to the extent such provisions may be held unenforceable as contrary to federal or state securities laws; and

(e) The financial condition of the Company.

We render this opinion only with respect to, and express no opinion herein concerning the application or effect of the laws of any jurisdiction other than, the existing laws of the United States of America and of the State of Georgia, and, solely with respect to whether the Securities are the valid and binding obligations of the Company, the existing laws of the State of Georgia without regard to principles or laws regarding choice of law or conflict of laws.

This opinion is limited to laws, including rules and regulations, as in effect on the date of effectiveness of the Offering Statement. We are basing this opinion on our understanding that, prior to issuing any Securities, the Company will advise us in writing of the terms thereof and other information material thereto, and will file such supplement or amendment to this opinion (if any) as we may reasonably consider necessary or appropriate with respect to such Securities. We also assume the Company will timely file any and all supplements or amendments to the Offering Statement and Offering Circular as are necessary to comply with applicable laws in effect from time to time; however, we undertake no responsibility to monitor the Company's future compliance with applicable laws, rules or regulations of the Commission or other governmental body.

Based upon the foregoing, we are of the following opinion that:

(1) The Company is a corporation validly existing, in good standing, under the laws of the State of Georgia;

(2) The Company has the power to create the obligation covered by the Offering Statement, and has taken the required steps to authorize entering into the obligation covered by the Offering Statement;

(3) The Securities have been duly authorized by the Company; and

(4) The Securities, when paid for by and delivered to the Purchasers in accordance with the terms of the Investor Agreement and Participation Agreement, will be valid, binding obligations of the Company in accordance with the terms therein.

This opinion is intended solely for use in connection with issuance and sale of the Securities subject to the Offering Statement and is not to be relied upon for any other purpose. This opinion is based on facts and law existing as of the first date written above and rendered as of such date. Specifically, and without implied limitation, we assume no obligation to advise the Company of any fact, circumstance, event or change in the law subsequent to the date of effectiveness of the Offering Statement, compliance with any continuing disclosure requirements that may be applicable, or of any facts that may thereafter be brought to our attention whether or not such occurrence would affect or modify any of the opinions expressed herein.

We consent to the use of this opinion as an exhibit to the Offering Statement and to all references to us, if any, in the Offering Statement, the Offering Circular constituting a part thereof and any amendments thereto.

Sincerely yours,



VINCENT R. RUSSO
ROBBINS ROSS ALLOY BELINFANTE
LITTLEFIELD LLC

Date of this Offering Circular: January 28, 2015

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on January 28, 2015.

Groundfloor Real Estate LLC

By: Groundfloor Finance Inc., its sole member and manager



By: ______________________
Name: Brian Dally
Title: Director, President and Chief Executive Officer



By: ______________________
Name: Nick Bhargava
Title: Director, Secretary and Executive Vice President, Legal & Regulatory

Date of this Offering Circular: January 28, 2015

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on January 28, 2015.

Groundfloor Real Estate LLC

By: Groundfloor Finance Inc., its sole member and manager



By: ______________________________
Name: Brian Dally
Title: Director, President and Chief Executive Officer



By: ______________________________
Name: Nick Bhargava
Title: Director, Secretary and Executive Vice President,
Legal & Regulatory